As filed with the Securities and Exchange Commission on October 27, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UROPLASTY, INC.
(Exact Name of Registrant as specified in its charter)

Minnesota	3841	1-1719250
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5420 Feltl Road
Minnetonka, Minnesota 55343
Telephone: (952) 426-6140
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

David B. Kaysen
President and Chief Executive Officer
5420 Feltl Road
Minnetonka, Minnesota 55343
Telephone: (952) 426-6140
(Name, address, including zip code and telephone
number, including area code, of agent for service)

Copies to:

Jeffrey C. Robbins, Esq. Messerli & Kramer P.A. 150 South Fifth Street, Suite 1800 Minneapolis, Minnesota 55402 Telephone: (612) 672-3600 Facsimile: (612) 672-3777	Thomas G. Lovett, IV Lindquist & Vennum PLLP 4200 IDS Center Minneapolis, Minnesota 55402 Telephone: (612) 371-3270 Facsimile: (612) 371-3207

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering
Securities to be Registered	Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	$12,000,000(1)	$1,284
Agent’s Warrant(2)	$50	—
Common Stock, par value $0.01 per share, issuable upon exercise of Agent’s Warrant	$600,000(1)	$64

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o).

(2)	No fee pursuant to Rule 457(g).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where an offer or sale is not permitted.

Subject to Completion Dated October 27, 2006.

PROSPECTUS

           SHARES

Common Stock

We are offering up to           shares of common stock for $      per share. Our common stock is traded on the American Stock Exchange under the symbol “UPI.” On October 26, 2006, the closing price of our common stock on the American Stock Exchange was $2.99 per share.

This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 5 to read about factors you should consider before buying shares of the common stock.

	Per Share	Total

Public offering price	$	$
Agent fees and commissions	$	$
Proceeds to Uroplasty before expenses	$	$

We have retained Craig-Hallum Capital Group LLC to act as selling agent in connection with this offering. The selling agent is not required to sell any specific number or dollar amount of securities in this offering but will use its best efforts to sell the securities offered. There are no arrangements to place any funds received in this offering in an escrow account. The offering will continue until the earlier of the sale of all shares offered by this prospectus or December   , 2006.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Craig-Hallum Capital Group LLC

Prospectus dated          , 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of any sale of shares.

PROSPECTUS SUMMARY

This summary highlights the key information contained in this prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. You should read carefully this entire prospectus. In particular, you should read the section entitled “Risk Factors” and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. The references in this prospectus to “we,” “our,” or “us” refer to Uroplasty, Inc. and its subsidiaries, unless the context indicates otherwise.

Overview

We are a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. Our minimally invasive products treat urinary incontinence and overactive bladder symptoms. We believe that our company is uniquely positioned because we offer a broad and diverse set of products to address the various preferences of doctors and patients, as well as the quality of life issues presented by voiding dysfunctions. We currently offer three medical devices for the treatment of incontinence and overactive bladder symptoms.

Market

Voiding dysfunctions affect urinary or fecal control and can result in unwanted leakage (urinary or fecal incontinence) or uncontrolled bladder sensations (overactive bladder). The Agency for Health Care Policy and Research (AHCPR), a division of the Public Health Service, U.S. Department of Health and Human Services, estimates that urinary incontinence affects about 13 million people in the United States, of which 85% (11 million) are women. AHCPR estimates the total cost of treating incontinence (management and curative approaches) of all types in the United States as $16 billion. Overactive bladder (OAB) is a prevalent and challenging urologic problem affecting an estimated 34 million Americans. Historically, only a small percentage of the patients suffering from these disorders have sought treatment. In recent years, however, the number of people seeking treatment has grown as a result of the publicity associated with new minimally invasive treatment alternatives.

When patients seek treatment, physicians generally assess the severity of the symptoms as mild, moderate or severe. Regardless of the degree of severity, however, patients will often consider drug therapy and minimally invasive treatment first. We believe that our company is uniquely positioned because we provide a broad product offering of minimally invasive solutions.

Strategy

Our goal is to gain market share in the voiding dysfunction market by increasing sales of our existing products and expanding our portfolio of minimally invasive products for the treatment of voiding dysfunctions, with a particular focus on products and applications for outpatient and office-based procedures. We believe that, with our suite of innovative products, we can increasingly garner the attention of key physicians, independent sales representatives and distributors to enhance market acceptance of our products. The key elements of our strategy are to:

•	Focus on office-based solutions for physicians.

•	Grow our United States sales and international distribution.

•	Educate physicians and patients about the benefits of Urgent PC.

•	Provide patient-driven alternatives.

•	Develop, license or acquire new products.

Our Products

Macroplastique® is a minimally invasive, implantable soft tissue bulking agent for the treatment of urinary incontinence. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues close to the urethra, thereby providing the surrounding muscles with increased capability to control the release of urine. Macroplastique has been sold for urological indications in over 40 countries outside the United States since 1991. In December 2004, FDA accepted for filing our pre-market approval submission with respect to Macroplastique for the treatment of female stress urinary incontinence. In September 2006, we received an approvable letter from FDA relating to our pre-market approval application for Macroplastique. We expect to begin marketing Macroplastique in the United States during 2007, assuming FDA clearance of our pre-market approval application.

I-Stoptm is a minimally invasive biocompatible, polypropylene, tension-free sling for the treatment of female urinary incontinence. Our I-Stop sling can correct stress urinary incontinence by providing tension-free hammock-type support for the urethra to prevent its downward movement and the associated leakage of urine. In August 2005, FDA granted 510(k) clearance for the sale of I-Stop within the United States.

The Urgent® PC neuromodulation system is a minimally invasive device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. This product uses percutaneous tibial nerve stimulation to deliver an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function. We received regulatory approvals for the sale of Urgent PC in the United States and Canada in October 2005, and in Europe in November 2005. Subsequently, we launched the product for sale in those markets. We developed a second generation Urgent PC product during 2006. Following CE mark approval and 510(k) clearance, we launched this product for sale in Europe in September 2006 and in the United States in October 2006.

Sales and Marketing

We are focusing our sales and marketing efforts primarily on office-based and outpatient surgery-based urologists, urogynecologists and gynecologists with significant patient volume. We believe the United States is a significant opportunity for future sales of our products. In order to grow our United States business, we recently established a sales organization, consisting of a direct field sales management team and independent sales representatives, and a marketing organization to market our products directly to our customers. By expanding our United States presence, we intend to develop long-standing relationships with leading physicians treating incontinence and overactive bladder symptoms.

Recent Developments

In September 2006, FDA advised us that our pre-market approval application for Macroplastique is approvable subject to FDA audit of our manufacturing facilities, methods and controls for compliance with applicable Quality System Requirements. FDA has completed its inspection of our manufacturing facilities in Minneapolis, Minnesota and Eindhoven, The Netherlands, with no findings noted. We expect to begin marketing Macroplastique in the Unites States during 2007, assuming FDA approves our pre-market approval application. However, we cannot ensure when or if FDA will ultimately approve our marketing of Macroplastique in the Unites States or that we can market the product profitably.

Corporate Information

Our company was incorporated in Minnesota in 1992. Our headquarters are located at 5420 Feltl Road, Minnetonka, Minnesota, 55343. Our telephone number is (952) 426-6140. We maintain a web site at www.uroplasty.com. Information contained on our web site is not part of this prospectus.

Macroplastique®, Bioplastique®, PTQtm, VOXtm, I-Stoptm and Urgent® PC are trademarks we own or license. This prospectus also refers to trademarks and tradenames of other organizations.

The Offering

Common stock offered:	Up to shares.

Common stock outstanding before offering:	8,411,188 shares as of October 9, 2006.

Common stock to be outstanding after offering:	shares, assuming all of the shares offered are sold.

Use of proceeds:	We expect to use the net proceeds from this offering to fund operations and for working capital purposes. Our management will have broad discretion in determining the specific timing and uses of the offering proceeds.

Risk factors:	Our business is subject to a number of risks which you should consider before investing in our company. For a discussion of the significant risks associated with our business, please read the section entitled “Risk Factors” beginning on page 5.

Trading symbol:	Our common stock is traded on the American Stock Exchange under the symbol “UPI.”

The number of shares of common stock outstanding as of October 9, 2006 and to be outstanding after this offering exclude:

•	2,213,734 shares of common stock subject to outstanding options, at a weighted average exercise price of $3.56 per share;

•	2,751,646 shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $3.39 per share; and

•	1,027,000 shares of common stock reserved for issuance under our 2006 Stock and Incentive Plan.

Summary Financial Data

The following tables present our summary consolidated financial data for our fiscal years ended March 31, 2006 and 2005, which have been derived from our audited consolidated financial statements. The financial data for our three months ended June 30, 2006 and 2005 have been derived from our unaudited consolidated financial statements which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements and include all normal and recurring adjustments and accruals necessary for a fair presentation of such information. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Consolidated Statements of Operations Data:

	Three Months Ended June 30,		Fiscal Year Ended March 31,
	2006	2005	2006	2005
	(unaudited)

Net sales	$1,764,210	$1,645,653	$6,142,612	$6,657,726
Cost of goods sold	555,516	420,828	1,837,716	1,755,456

Gross profit	1,208,694	1,224,825	4,304,896	4,902,270

General and administrative expenses	884,109	690,564	2,958,982	2,260,240
Research and development expenses	674,954	630,598	3,324,201	2,258,127
Selling and marketing expenses	1,232,587	664,033	3,399,896	2,015,655
Operating loss	(1,582,956)	(760,370)	(5,378,183)	(1,631,752)

Warrant benefit (expense)	327,732	(686,295)	707,320	—
Interest income	19,507	27,380	142,379	30,168
Interest expense	(5,982)	(4,809)	(29,494)	(25,934)
Foreign currency exchange gain (loss)	26,411	(1,199)	(31,195)	(15,744)
Other	4,800	—	(413)	—

Loss before income taxes	(1,210,488)	(1,425,293)	(4,589,586)	(1,643,262)
Income tax expense (benefit)	30,751	37,020	(46,873)	91,503

Net loss	$(1,241,239)	$(1,462,313)	$(4,542,713)	$(1,734,765)

Basic and diluted net loss per common share	$(0.18)	$(0.23)	$(0.67)	$(0.37)
Basic and diluted weighted average common shares	6,952,167	6,351,245	6,746,412	4,651,732

Consolidated Balance Sheet Data:

		March 31,
	June 30, 2006	2006	2005
	(unaudited)

Cash and cash equivalents	$1,394,306	$1,563,433	$1,405,324
Short-term investments	—	1,137,647	87,360
Working capital	1,861,233	2,667,053	2,374,514
Property, plant and equipment, net	1,445,778	1,079,438	1,040,253
Total assets	5,618,532	6,401,244	4,443,224
Long-term debt, less current portion	400,101	389,241	461,265
Shareholders’ equity	2,618,782	3,407,050	2,791,896

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below and all other information contained in this prospectus before purchasing our common stock. If the following risks actually occur, our business, financial condition and results of operations could be seriously harmed, the price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to Our Company and Industry

We continue to incur losses and may never reach profitability

We have incurred net losses in each of the last six fiscal years. As of June 30, 2006, we had an accumulated deficit of approximately $12.3 million primarily as a result of costs relating to the development, including seeking regulatory approvals, and commercialization of our Macroplastique, I-Stop sling, Urgent PC neuromodulation system and related products. We expect our operating expenses relating to sales and marketing activities and product development will continue to increase during the foreseeable future. To achieve profitability, we must generate substantially more revenue than we have in prior years. Our ability to achieve significant revenue growth will depend, in large part, on our ability to obtain FDA approval to market Macroplastique, and our ability to achieve widespread market acceptance for our products, which we cannot guarantee will happen. We may never realize significant revenue from the sale of our products or be profitable.

We will require additional financing in the future which may not be available to us when required, or may be available only on unfavorable terms.

Our future liquidity and capital requirements will depend on numerous factors including: the timing and cost associated with obtaining final FDA approval of Macroplastique; the timing and cost involved in manufacturing scale-up and in expanding our sales, marketing and distribution capabilities in the United States markets; the cost and effectiveness of our marketing and sales efforts with respect to our existing products in international markets; the effect of competing technologies and market and regulatory developments; and the cost involved in protecting our proprietary rights. Because we have yet to achieve profitability and generate positive cash flows, we need to raise additional debt or equity financing in fiscal 2007 to continue funding for product development and continued expansion of our sales and marketing activities. There can be no guarantee that we will be successful, as we currently have no committed sources of, or other arrangements with respect to, additional equity or debt financing. We therefore cannot ensure that we will obtain additional financing on acceptable terms, or at all.

This offering is structured as a best efforts offering, whereby the selling agent is only required to use its best efforts to sell our shares and has no firm commitment or obligation to purchase any of the shares in this offering. This offering is not conditioned on the sale of a minimum dollar amount or number of shares. As a result, the amount of proceeds we raise in this offering may be substantially less than the $12 million we need to support our current growth plans. If we are unable to raise substantial funds in this offering, we will need to rely on our existing credit facilities and curtail our product development, clinical studies and sales and marketing activities in order to conserve cash and maintain our operations through the balance of fiscal 2007. This would adversely impact our future business and prospects. In any event, because we are not profitable, we will need to raise substantial additional financing to support our operations and planned growth activities in fiscal 2008 and beyond. Any equity financing could substantially dilute your equity interests in our company and any debt financing could impose significant financial and operational restrictions on us.

If we fail to receive or experience a significant delay in receiving regulatory approvals for sale of our products, our ability to generate revenues will be limited and our business prospects may suffer.

We cannot sell Macroplastique in the United States until we obtain the requisite FDA approvals. If we suffer delays in obtaining or fail to receive regulatory approvals, our ability to generate revenues from the sale of these products will be limited and our future growth may be significantly hampered.

In the United States, we have submitted a pre-market approval application with respect to Macroplastique. The pre-market approval process is very expensive, uncertain and time-consuming and could materially delay our product coming to market. In September 2006, we received an approvable letter from FDA relating to our pre-market approval application for Macroplastique Implants. The receipt of the approvable letter follows FDA’s completion of the scientific review of the safety and efficacy of Macroplastique. FDA advised us that our pre-market approval application is approvable subject to FDA audit of our manufacturing facilities, methods and controls for compliance with applicable Quality System Requirements. FDA has completed its inspection of our manufacturing facilities in Minneapolis, Minnesota and Eindhoven, The Netherlands, with no findings noted. We expect to begin marketing the product in the United States in early 2007, assuming FDA approves our pre-market approval application. However, we cannot ensure when or if FDA will ultimately approve our marketing of Macroplastique in the United States or that we can market the product profitably.

We are primarily dependent on sales of one product and our business would suffer if sales of this product decline.

We are dependent on sales of our products that contain our Macroplastique bulking agent. Our Macroplastique product line accounted for 67% and 76%, respectively, of total net sales during fiscal 2006 and 2005. If our Macroplastique products were no longer available for sale in any key market because of regulatory, intellectual property or any other reason, our net sales from these products would significantly decline. A significant decline in our net sales could negatively impact our product development activities, our business prospects and profitability.

We are unable to predict how quickly or how broadly our products will be accepted by the market. If demand for our products fails to develop as we expect, our revenues will decline or we may be unable to increase our revenues and be profitable.

Although some of our products have received FDA approval, market acceptance is uncertain. Our failure to achieve sufficient market acceptance will significantly limit our ability to generate revenue and be profitable. Market acceptance of our products will depend on our ability to demonstrate the safety, clinical efficacy, perceived benefits and cost-effectiveness of our products compared to products or treatment options of our competitors, and to train physicians in the proper application of our products. We cannot ensure that we will be successful in educating the marketplace about the benefits of using our products. Even if customers accept our products, this acceptance may not translate into sales if our competitors have developed similar products that our customers prefer. If our products do not achieve increasing market acceptance in the United States and internationally, our revenues will decline or we may be unable to increase our revenues and be profitable.

Our products and facilities are subject to extensive regulation with which compliance is costly and which exposes us to penalties for non-compliance. We may not be able to obtain required regulatory approvals for our products in a cost-effective manner or at all, which could adversely affect our business and results of operations.

The production and marketing of our products and our ongoing research and development, preclinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. United States and foreign regulations applicable to medical devices are wide-ranging and govern, among other things, the testing, marketing and pre-market review of new medical devices, in addition to regulating manufacturing practices, reporting, advertising, exporting, labeling and record keeping procedures. We are required to obtain FDA approval or clearance before we can market our products in the United States and certain foreign countries. The regulatory process requires significant time, effort and expenditures to bring our products to market, and we cannot ensure that any of our products will be approved for sale. Any failure to obtain regulatory approvals or clearances could prevent us from successfully marketing our products, which could adversely affect our business and results of operations. Our failure to comply with applicable regulatory requirements could result in governmental agencies:

•	imposing fines and penalties on us;

•	preventing us from manufacturing or selling our products;

•	bringing civil or criminal charges against us;

•	delaying the introduction of our new products into the market;

•	enforcing operating restrictions;

•	recalling or seizing our products; or

•	withdrawing or denying approvals or clearances for our products.

If any or all of the foregoing were to occur, we may not be able to meet the demands of our customers and our customers may cancel orders or purchase products from our competitors, which could adversely affect our business and results of operations.

Even if we receive regulatory approval or clearance of a product, the approval or clearance could limit the uses for which we may label and promote the product, which may limit the market for our products. Further, for a marketed product, its manufacturer and manufacturing facilities are subject to periodic reviews and inspections by FDA and foreign regulatory authorities. Subsequent discovery of problems with a product, manufacturer or facility may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market or other enforcement actions. In addition, regulatory agencies may not agree with the extent or speed of corrective actions relating to product or manufacturing problems.

If additional regulatory requirements are implemented in the foreign countries in which we sell our products, the cost of developing or selling our products may increase. In addition, we may rely on our distributors outside the United States in seeking regulatory approval to market our devices in particular countries. To the extent we do so, we are dependent on persons outside of our direct control to make regulatory submissions and secure approvals, and we do or will not have direct access to health care agencies in those markets to ensure timely regulatory approvals or prompt resolution of regulatory or compliance matters. If our distributors fail to obtain the required approvals or do not do so in a timely manner, our net sales from our international operations and our results of operations may be adversely affected.

In addition, our business and properties are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety and the use, management, storage, and disposal of hazardous substances, wastes, and other regulated materials. The costs of complying with these various environmental requirements, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.

If third parties claim that we infringe upon their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling the affected product.

The medical device industry is litigious with respect to patents and other intellectual property rights. Companies operating in our industry routinely seek patent protection for their product designs, and many of our principal competitors have large patent portfolios. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. We face the risk of claims that we have infringed on third parties’ intellectual property rights. Our efforts to identify and avoid infringing on third parties’ intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement, even those without merit, could:

•	be expensive and time consuming to defend;

•	result in us being required to pay significant damages to third parties;

•	cause us to cease making or selling products that incorporate the challenged intellectual property;

•	require us to redesign, reengineer or rebrand our products, if feasible;

•	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, which agreements may not be available on terms acceptable to us or at all;

•	divert the attention of our management; or

•	result in our customers or potential customers deferring or limiting their purchases or use of the affected products until resolution of the litigation.

In addition, new patents obtained by our competitors could threaten a product’s continued life in the market even after it has already been introduced.

If we are unable to adequately protect our intellectual property rights, we may not be able to compete effectively and we may not be profitable.

Our success depends in part on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of trademark laws and confidentiality, noncompetition and other contractual arrangements to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patents and patent applications if issued, may not be broad enough to prevent competitors from introducing similar products into the market. Our patents, if challenged or if we attempt to enforce them, may not necessarily be upheld by the courts of any jurisdiction. In addition, patent protection in foreign countries may be different from patent protection under United States laws and may not be favorable to us. As a result, we may not be able to compete effectively.

We also rely on unpatented proprietary technology. We cannot ensure that we can meaningfully protect all of our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent products or processes or otherwise gain access to our unpatented proprietary technology. We attempt to protect our trade secrets and other unpatented proprietary technology through the use of confidentiality agreements and noncompetition agreements with our current employees and with other parties to whom we have divulged trade secrets. However, these agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event competitors discover or independently develop similar proprietary information.

Product liability claims, recalls and improper use of our products could each adversely affect our business and results of operations.

The manufacture and sale of medical devices exposes us to significant risk of product liability claims, some of which may have a negative impact on our business. Our existing products were developed relatively recently and defects or risks that we have not yet identified may give rise to product liability claims. Our existing $2 million of worldwide product liability insurance coverage may be inadequate to protect us from any liabilities we may incur or we may not be able to maintain adequate product liability insurance at acceptable rates. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage and it is ultimately determined that we are liable, our business could suffer. Additionally, we could experience a material design or manufacturing failure in our products, a quality system failure, other safety issues or heightened regulatory scrutiny that would warrant a recall of some of our products. A recall of any of our products likely would be costly, would be uninsured and could also result in increased product liability claims. Further, while we train our physician customers on the proper usage of our products, we cannot ensure that they will implement our instructions accurately. If our products are used incorrectly by our customers, injury may result and this could give rise to product liability claims against us. Any losses that we may suffer from any liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our products, may divert management’s attention from other matters and may have a negative impact on our business and our results of operations.

If we are not able to successfully scale-up production of our products, our sales and revenues will suffer.

In order to commercialize our products in the United States and international markets, we need to be able to produce, or subcontract the production, of our products in a cost-effective way on a large scale to meet demand, while maintaining high standards for quality and reliability. If we fail to successfully commercialize our products, we will not be profitable.

We may experience manufacturing and control problems as we begin to scale-up our future manufacturing operations, and we may not be able to scale-up manufacturing in a timely manner or at a reasonable cost to enable production in sufficient quantities. If we experience any of these problems, we may not be able to have our products manufactured and delivered in a timely manner.

The I-Stop sling is designed and manufactured by CL Medical in France for our distribution in the United States and the United Kingdom. If CL Medical experiences problems with manufacturing or control, encounters regulatory or compliance problems, or incurs delays, we may not receive the I-Stop product in a timely manner. This would limit our ability to generate revenues.

The loss or interruption of materials from any of our key suppliers could slow down the manufacture of our products, which would limit our ability to generate sales and revenues.

We currently purchase several key materials used in our products from single source suppliers. Our reliance on a limited number of suppliers subjects us to several risks, including an inability to obtain an adequate supply of required materials, price increases, untimely delivery and difficulties in qualifying alternative suppliers. We cannot be sure that acceptable alternative arrangements could be made on a timely basis. Additionally, the qualification of materials and processes as a result of a supplier change could be deemed as unacceptable to regulatory authorities and cause delays and increased costs due to additional test requirements. A significant interruption in the supply of materials, for any reason, could delay the manufacture and sale of our products, which would limit our ability to generate revenues.

If we are not able to maintain sufficient quality controls, approval of our products by the European Union, FDA or other relevant authorities could be delayed or denied and our sales and revenues will suffer.

Approval of our products could be delayed by FDA, European Union or other related authorities if our manufacturing facilities do not comply with applicable manufacturing requirements. FDA’s Quality System Regulations impose elaborate testing, control, document and other quality assurance procedures. Canada and the European Union also impose requirements on quality control systems of manufacturers, which are inspected and certified on a periodic basis and may be subject to additional unannounced inspections. Failure by us or CL Medical to comply with these requirements could prevent us from obtaining FDA approval for our products and from marketing our products in the United States. We cannot ensure that our manufacturing facilities will comply with applicable requirements on a timely basis or at all.

Even with approval to market our products in the European Union, the United States and other countries, we must continue to comply with relevant manufacturing requirements. If violations of applicable requirements are noted during periodic inspections of our manufacturing facilities, we may not be able to continue to market our products and our revenues could be materially adversely affected.

If we are not able to attract, retain and motivate our sales force and expand our distribution channels, our sales and revenues will suffer.

To date, we have sold our products in foreign markets through a network of independent distributors and our direct sales force. Our ability to increase product sales in foreign markets will largely depend on our ability to develop and maintain relationships with our existing and additional distributors and to recruit, retain and motivate additional sales personnel. We may not be able to retain distributors who are willing to commit the necessary resources to market and sell our products to the level of our expectations. In the United States, we have a sales organization consisting of a direct sales management group and a nationwide network of independent sales representatives and a marketing organization to market our products directly and support our distributor organizations. We anticipate continuing to expand our sales and marketing organization, as needed to support our growth. We have and will continue to incur significant continued and additional expenses to support this organization. We will need to raise additional debt or equity financing to expand our sales and marketing organizations. We may not be able to recruit, train, motivate or retain qualified sales and marketing personnel or independent sales representatives. Failure to expand our distribution channels or to recruit, retain and motivate qualified personnel could have a material adverse effect on our product sales and revenues.

If we are not able to acquire or license other products, our business and future growth prospects could suffer.

As part of our growth strategy, we intend to acquire or license additional products and product candidates for development and commercialization. The success of this strategy depends upon our ability to identify, select and acquire the right products. In fact, we have an option to acquire the assets of CystoMedix, Inc., the company that has licensed the Urgent® PC technology to us.

Any product candidate we license or acquire may require additional development efforts prior to sale, including clinical testing and approval by FDA. Product candidates may fail to receive or experience a significant delay in receiving FDA approval. In addition, we cannot ensure that any approved products that we acquire or license will be manufactured economically, successfully commercialized or widely accepted in the marketplace. Other companies, including those with greater financial, marketing and sales resources, may compete with us for the acquisition or license of product candidates or approved products. We may not be able to acquire or license the right to other products on terms that we find acceptable, or at all.

Even if we complete future acquisitions, our business, financial condition and the results of operations could be negatively affected because:

•	we may be unable to integrate the acquired business successfully and realize anticipated economic, operational and other benefits in a timely manner; and

•	the acquisition may disrupt our ongoing business, distract our management and divert our resources.

The loss of our key customers could result in a material loss of revenues.

During fiscal 2006, we had two customers that individually accounted for approximately 14% and 11% of our net sales. During fiscal 2005, the same two customers individually accounted for approximately 15% and 11% of our net sales. As a result, we face the risk that one or more of our key customers may decrease its or their business with us or terminate its or their relationships with us. Any decrease in business from these customers, if we are unable to replace them, could result in a material decrease in our revenue. This could adversely affect our financial condition.

Negative publicity regarding the use of silicone material in medical devices could harm our business and result in a material decrease in revenues.

Macroplastique is comprised of medical grade, heat-vulcanized polydimethylsiloxane, which results in a solid, flexible silicone elastomer. In the early 1990’s, the United States breast implant industry became the subject of significant controversies surrounding the possible effects upon the human body of the use of silicone gel in breast implants, resulting in product liability litigation and leading to the bankruptcy of several companies, including our former parent, Bioplasty, Inc. We use only medical grade solid silicone material in our tissue bulking products and not semi-liquid silicone gel, as was used in breast implants. Negative publicity regarding the use of silicone materials in our products or in other medical devices could have a significant adverse affect on the overall acceptance of our products. We cannot ensure that the use by us and others of solid silicone in medical devices implanted in the human body will not result in negative publicity.

The risks inherent in operating internationally and the risks of selling and shipping our products and of purchasing our components and products internationally may adversely impact our net sales, results of operations and financial condition.

We currently derive substantially all of our net sales from operations in international markets. We expect non-United States sales to continue to represent a significant portion of our revenues until we achieve sufficient market acceptance from United States customers of the already FDA-approved products and we obtain requisite FDA approvals for the remaining products. The sale and shipping of our products and services across international borders, as well as the purchase of components and products from international sources, subject us to extensive United States and foreign governmental trade regulations. Compliance with such regulations is costly and exposes us to penalties for non-compliance. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

In addition, most of the countries in which we sell our products are, to some degree, subject to political, economic and social instability. Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•	the imposition of additional United States and foreign governmental controls or regulations;

•	the imposition of costly and lengthy new export licensing requirements;

•	the imposition of United States and international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

•	political and economic instability;

•	fluctuations in the value of the U.S. dollar relative to foreign currencies;

•	a shortage of high-quality sales people and distributors;

•	loss of any key personnel that possess proprietary knowledge, or who are otherwise important to our success in certain international markets;

•	changes in third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of new trade restrictions;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

•	international pricing pressure;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	difficulties in enforcing or defending intellectual property rights; and

•	exposure to different legal and political standards due to our conducting business in approximately 40 countries.

We cannot ensure that one or more of these factors will not harm our business. Any material decrease in our international sales would adversely impact our net sales, results of operations and financial condition. Our international sales are predominately in Europe. In Europe, health care regulation and reimbursement for medical devices vary significantly from country to country. This changing environment could adversely affect our ability to sell our products in some European countries.

Fluctuations in foreign exchange rates could negatively impact our results of operations.

Because our international sales are denominated primarily in euros, currency fluctuations in countries where we do business may render our products less price competitive than those of competing companies whose sales are denominated in weaker currencies. We report our financial results in U.S. dollars, and fluctuations in the value of either the dollar or the currencies in which we transact business can have a negative impact on our results of operations and financial condition. Consequently, we have exposure to foreign currency exchange risks. We do not hedge any of our foreign currency risk.

If we are unable to continue to develop and market new products and technologies, we may experience a decrease in demand for our products or our products could become obsolete, and our business would suffer.

We are continually engaged in product development and improvement programs, and we expect new products to represent a significant component of our future business. We may not be able to compete effectively with our competitors unless we can keep up with existing or new products and technologies in the urinary and fecal incontinence market. If we do not continue to introduce new products and technologies, or if those products and technologies are not accepted, we may not be successful and our business would suffer. Moreover, our clinical trials have durations of several years and it is possible that competing therapies, such as drug therapies, may be introduced while our products are still undergoing clinical trials. This could reduce the potential demand for our products and negatively impact our business prospects. Additionally, our competitors’ new products and technologies may beat our products to market, may be more effective or less expensive than our products or render our products obsolete.

The marketing of our products requires a significant amount of time and expense and we may not have the resources to successfully market our products, which would adversely affect our business and results of operations.

The marketing of our products requires a significant amount of time and expense in order to identify the physicians who may use our products, invest in training and education and employ a sales force that is large enough to interact with the targeted physicians. We may not have adequate resources to market our products successfully against larger competitors which have more resources than we do. If we cannot market our products successfully, our business and results of operations would be adversely affected.

The size and resources of our competitors may allow them to compete more effectively than we can, which could adversely affect our potential profitability.

Our products compete against similar medical devices and other treatment methods, including drugs, for treating urinary and fecal voiding dysfunctions. Many of our competitors have significantly greater financial, research and development, manufacturing and marketing resources than we have. Our competitors could use these resources to develop or acquire products that are safer, more effective, less invasive, less expensive or more readily accepted than our products. Their products could make our technology and products obsolete or noncompetitive. Our competitors could also devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can. If we are not able to compete effectively, then we may not be profitable.

We are dependent on the availability of third-party reimbursement for our revenues.

Our success depends on the availability of reimbursement for the cost of our products from third-party payors, such as government health authorities, private health insurance plans and managed care organizations.

There is no uniform policy for reimbursement in the United States and foreign countries. We believe that the ease of obtaining, and the amount of, reimbursement for urinary incontinence treatment has a significant impact on the decisions of health care providers regarding treatment methods and products. Accordingly, changes in the extent of coverage or a reduction in reimbursement rates under any or all third-party reimbursement programs may cause a decline in purchases of our products, which would materially adversely affect the market for our products. Alternatively, we might respond to reduced reimbursement rates by reducing the prices of our products, which could also reduce our revenues.

If physicians do not recommend and endorse our products, our sales may decline or we may be unable to increase our sales and profits.

In order for us to sell our products, physicians must recommend and endorse them. We may not obtain the necessary recommendations or endorsements from physicians. Acceptance of our products depends on educating the medical community as to the distinctive characteristics, perceived benefits, safety, clinical efficacy, cost-effectiveness and reimburseability of our products compared to products of our competitors, and on training physicians in the proper application of our products. If we are not successful in obtaining the recommendations or endorsements of physicians for our products, our sales may decline or we may be unable to increase our sales and profits.

Our business strategy relies on assumptions about the market for our products, which, if incorrect, would adversely affect our business prospects and profitability.

We are focused on the market for minimally invasive therapies used to treat voiding dysfunctions. We believe that the aging of the general population will continue and that these trends will increase the need for our products. However, the projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize. Actual demand for our products could also be affected if drug therapies gain more widespread acceptance as a viable alternative treatment, which in each case would adversely affect our business prospects and profitability.

Proposals to modify the health care system in the United States or other countries could affect the pricing of our products. If we cannot sell our products at the prices we plan to, our margins and profitability could be adversely affected.

Proposals to modify the current health care system in the United States to improve access to health care and control its costs are continually being considered by the federal and state governments. We anticipate that the United States Congress and state legislatures will continue to review and assess alternative health care reform proposals. We cannot predict whether these reform proposals will be adopted, when they may be adopted or what impact they may have on us if they are adopted. Any spending decreases or other significant changes in government programs such as Medicare could adversely affect the pricing of our products.

Like the United States, foreign countries have considered health care reform proposals and could materially alter their government-sponsored health care programs by reducing reimbursement rates. Any reduction in reimbursement rates under United States or foreign health care programs could negatively affect the pricing of our products. If we are not able to charge a sufficient amount for our products, our margins and our profitability will be adversely affected.

If our information systems fail or if we experience an interruption in their operation, our business and results of operations could be adversely affected.

The efficient operation of our business is dependent on our management information systems. We rely on our management information systems to effectively manage accounting and financial functions, order entry, order fulfillment and inventory replenishment processes, and to maintain our research and development and clinical data. The failure of our management information systems to perform as we anticipate could disrupt our business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing our business and results of operations to suffer. In addition, our management information systems are vulnerable to damage or interruption from:

•	earthquake, fire, flood and other natural disasters;

•	terrorist attacks and attacks by computer viruses or hackers; and

•	power loss or computer systems, Internet, telecommunications or data network failure.

Any such interruption could adversely affect our business and results of operations.

If we lose the services of our chief executive officer or other key personnel, we may not be able to manage our operations and meet our strategic objectives.

Our future success depends, in large part, on the continued service of our senior management. We have no key person insurance with respect to any of our senior managers, and any loss or interruption of their services could significantly reduce our ability to effectively manage our operations and implement our business strategies. Also, we depend on the continued service of key managerial, scientific, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. Any loss or interruption of the services of our other key personnel could also significantly reduce our ability to effectively manage our operations and grow our business because we cannot ensure that we would be able to find an appropriate replacement should the need arise.

We also compete for experienced medical device sales personnel. If we are unable to hire and retain qualified sales personnel, our sales could be negatively impacted.

Risks Relating to this Offering

Your investment is immediately at risk.

This is a best efforts offering with no minimum number or dollar amount of securities that must be sold. As a result, any funds received from investors in this offering will be available to us regardless of the number of shares sold in this offering. Therefore, your investment is immediately at risk.

We will retain broad discretion in the allocation of the net proceeds of this offering and may not allocate the proceeds in the most profitable manner.

Our management will have broad discretion in determining the specific timing and uses of the offering proceeds. We have not made a specific allocation for the uses of the net proceeds. Accordingly, investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

You may be unable to sell your investment.

There is only a limited trading market for our common stock, which is traded on the AMEX. Transactions in our common stock may lack the volume, liquidity and orderliness necessary to maintain a liquid and active trading market. Accordingly, an investor should consider the potential lack of liquidity before investing in our common stock.

Our stock price may fluctuate and be volatile.

The market price of our common stock may be subject to significant fluctuation due to the following factors, among others:

•	variations in our quarterly financial results;

•	developments regarding FDA approval of Macroplastique;

•	market acceptance of our products;

•	the success of our efforts to acquire or license additional products;

•	announcements of new products or technologies by us or our competitors;

•	developments regarding our patents and proprietary rights or those of our competitors;

•	developments in United States or international reimbursement systems;

•	changes in accounting standards, policies, guidance or interpretations;

•	sales of substantial amounts of our stock by existing shareholders; and

•	general economic conditions.

The stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. These broad market fluctuations may cause the price of our common stock to fall abruptly or remain significantly depressed.

Future sales of our common stock in the public market could lower our share price.

The market price of our common stock could decline due to sales by our existing shareholders of a large number of shares of our common stock or the perception that these sales could occur. These sales could also make it more difficult for us to raise capital through the sale of common stock at a time and price we deem appropriate.

In August 2006, we completed a private placement in which we sold 1,389,999 shares of our common stock at $1.50 per share. In April 2005, we completed a private placement in which we sold 2,147,142 shares of our common stock at $3.50 per share. All of these shares have been registered for resale under the Securities Act and are freely tradeable.

The following securities that may be exercised into shares of our common stock were issued and outstanding as of October 9, 2006:

•	stock options to purchase 2,213,734 shares of our common stock at a weighted average exercise price of $3.56 per share; and

•	warrants to purchase 2,751,646 shares of our common stock at a weighted average exercise price of $3.39 per share.

Further, if we exercise our option to acquire the assets of CystoMedix, we will need to issue our common stock to CystoMedix for the purchase price.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our March 31, 2008 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the SEC. This type of action could adversely affect our financial results or investors’ confidence in our company and our ability to access capital markets and could cause our stock price to decline. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner. Further, if we acquire any company in the future, we may incur substantial additional costs to bring the acquired company’s systems into compliance with Section 404.

Changes in accounting standards regarding stock option plans could limit the desirability of granting stock options, which could harm our ability to attract and retain employees, and would also negatively impact our results of operations.

The Financial Accounting Standards Board has issued Statement No. 123(R), Share-Based Payments, SFAS 123(R), which requires all companies to treat the fair value of stock options granted to employees as an expense, beginning in the first fiscal year that begins after December 15, 2005, for small business issuers. Accordingly, SFAS 123(R) became effective for us beginning in fiscal 2007. For fiscal 2006 and prior years, we generally have not recorded compensation expense in connection with stock option grants to employees. Because we are now required to expense the fair value of employee stock option grants, granting stock options is less attractive because of the additional expense recognized associated with these grants, which will negatively impact our results of operations. If we had adopted the fair value method for fiscal 2006 and 2005, our net loss for the respective fiscal years would have been $3,062,324, and $2,321,745 higher than reported and net loss per share would have increased by $0.46, and $0.50 per common share, respectively. Nevertheless, stock options are an important employee recruitment and retention tool, and we may not be able to attract and retain key personnel if we reduce the scope of our employee stock option program.

In February 2006, our board of directors approved a plan to accelerate, effective February 2, 2006, the vesting of out-of-the-money, unvested stock options previously granted to our employees, officers and directors. An option was considered out-of-the-money if the stated exercise price exceeded $2.85, the then closing price of our common stock. Pursuant to this action, options to purchase approximately 400,000 shares of our common stock with a weighted average exercise price of $4.49 per share became exercisable immediately.

We accelerated the vesting of these options to minimize the amount of compensation expense we must recognize upon adoption of SFAS No. 123(R). None of these options had intrinsic value at the acceleration date under APB 25. We expect that the acceleration of the vesting of these options reduced the pre-tax stock option expense by approximately $1.4 million, in the aggregate, calculated using the Black-Scholes option valuation model, that we would have otherwise recognized over the next three fiscal years, upon adoption of SFAS No. 123(R). We have included the charge attributed to the accelerated vesting of the options in the pro forma disclosures to our consolidated financial statements for the fiscal year ended March 31, 2006. However, certain outstanding options, with a cashless exercise provision, and certain outstanding options classified as liabilities, could result in a significant charge to compensation expense in future periods, as we will mark those options to fair value at each reporting period until settlement. Also, additional options as granted to attract or retain new employees could result in significant charge to compensation expense.

Our corporate documents and Minnesota law contain provisions that could discourage, delay or prevent a change in control of our company.

Provisions in our articles of incorporation may discourage, delay or prevent a merger or acquisition involving us that our shareholders may consider favorable. For example, our articles of incorporation authorize our board of directors to issue up to 40 million shares of stock which, without shareholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights. With these rights, the holders of such shares could make it more difficult for a third party to acquire us. In addition, our articles of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.

We are also subject to the anti-takeover provisions of Section 302A.673 of the Minnesota Business Corporation Act. Under these provisions, if anyone becomes an “interested shareholder,” we may not enter into a “business combination” with that person for four years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 302A.673, “interested shareholder” means, generally, someone owning 10% or more of our outstanding voting stock or an affiliate of ours that owned 10% or more of our outstanding voting stock during the past four years, subject to certain exceptions.

We do not intend to declare dividends on our stock in the foreseeable future.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings, if any, for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, you should not expect to receive dividend income from shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts are forward-looking statements, including statements regarding our future financial position, business strategy, and plans and objectives for future operations and products. The words “may,” “will,” “believe,” “expect,” “estimate,” “continue,” “anticipate,” “intend” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, business operations and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things:

•	the highly competitive nature of the markets in which we sell our products;

•	regulatory hurdles that may prevent, delay or make more expensive our introduction of products;

•	the failure to continue developing innovative products;

•	the loss of our customers;

•	increases in prices for raw materials or the loss of key supplier contracts;

•	employee slowdowns, strikes or similar actions;

•	product liability claims exposure;

•	risks in connection with our operations outside the United States;

•	conditions and changes in the medical device industry generally;

•	the failure in protecting our intellectual property;

•	exposure to competitors’ assertions of intellectual property claims;

•	the failure to retain senior management or replace lost senior management;

•	changes in U.S. generally accepted accounting principles;

•	changes in general economic and business conditions;

•	changes in currency exchange rates and interest rates;

•	introduction of competing products;

•	lack of acceptance of new products;

•	competitive pressures on the transactional sales and margins, and competition from new market participants for our sales;

•	adverse changes in applicable laws or regulations;

•	the incurrence of additional debt, contingent liabilities and expenses in connection with future acquisitions;

•	the failure to integrate effectively newly acquired operations; and

•	the absence of expected returns from the amount of intangible assets we have recorded.

We believe that the above factors are important, but not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. Since our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements, we cannot give any assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. All forward-looking statements included in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to update any of the forward-looking statements, except as may be required under federal securities laws.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $     , based on an assumed offering price of $      per share (the closing sale price of our common stock on the American Stock Exchange on        , 2006) and assuming all of the shares being offered are sold, after deducting estimated offering expenses of approximately $     . Because this is a best efforts offering, there is no guarantee that all of the shares will be sold.

We intend to use the net proceeds from this offering to fund operations and for working capital purposes. We have not made a specific allocation for the use of the net proceeds, and we will have broad discretion in determining the specific timing and use of any offering proceeds. The exact amount and timing of our expenditures will depend on several factors, including the amount of proceeds raised in this offering. Investors will be relying on the judgment of our management regarding the application of the net proceeds in this offering.

Until we use our net proceeds of the offering, we will invest the funds in short-term, investment grade, interest-bearing instruments or securities.

PRICE RANGE OF COMMON STOCK

Effective October 3, 2005, our common stock became listed on the American Stock Exchange under the symbol “UPI.” On October 26, 2006, the closing price of our common stock on the American Stock Exchange was $2.99 per share. Previously, our common stock was quoted on the OTC Bulletin Board under the symbol “UPST.OB.”

The following table sets forth the high and low closing prices for our common stock as reported on the American Stock Exchange and the high and low bid prices for our common stock as reported by the OTC Bulletin Board, as applicable, for the periods indicated. The OTC quotations represent interdealer prices, without retail markup, mark down or commission, and do not necessarily represent actual transactions.

Fiscal Year 2007	Low	High

April 1 — June 30, 2006	$1.70	$2.60
July 1 — September 30, 2006	$1.62	$3.80
October 1 — October 26, 2006	$2.70	$3.40

Fiscal Year 2006	Low	High

April 1 — June 30, 2005	$3.91	$4.90
July 1 — September 30, 2005	2.60	5.80
October 1 — December 31, 2005	2.60	3.80
January 1 — March 31, 2006	2.30	3.14

Fiscal Year 2005	Low	High

April 1 — June 30, 2004	$2.60	$5.25
July 1 — September 30, 2004	2.90	4.60
October 1 — December 31, 2004	4.10	6.30
January 1 — March 31, 2005	3.15	5.50

As of October 9, 2006, we had approximately 534 holders of record of our common stock. Record ownership includes nominees who may hold securities on behalf of multiple beneficial owners.

DIVIDEND POLICY

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings, if any, for the development and expansion of our business.

SELECTED FINANCIAL DATA

The following tables present our summary consolidated financial data for our fiscal years ended March 31, 2006 and 2005, which has been derived from our audited consolidated financial statements. The financial data for our three months ended June 30, 2006 and 2005 has been derived from our unaudited consolidated financial statements which, in management’s opinion, have been prepared on the same basis as our audited consolidated financial statements and include all normal and recurring adjustments and accruals necessary for a fair presentation of such information. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Consolidated Statements of Operations Data:

	Three Months Ended June 30,		Fiscal Year Ended March 31,
	2006	2005	2006	2005
	(Unaudited)

Net sales	$1,764,210	$1,645,653	$6,142,612	$6,657,726
Cost of goods sold	555,516	420,828	1,837,716	1,755,456

Gross profit	1,208,694	1,224,825	4,304,896	4,902,270

General and administrative expenses	884,109	690,564	2,958,982	2,260,240
Research and development expenses	674,954	630,598	3,324,201	2,258,127
Selling and marketing expenses	1,232,587	664,033	3,399,896	2,015,655
Operating loss	(1,582,956)	(760,370)	(5,378,183)	(1,631,752)

Warrant benefit (expense)	327,732	(686,295)	707,320	—
Interest income	19,507	27,380	142,379	30,168
Interest expense	(5,982)	(4,809)	(29,494)	(25,934)
Foreign currency exchange gain (loss)	26,411	(1,199)	(31,195)	(15,744)
Other	4,800	—	(413)	—

Loss before income taxes	(1,210,488)	(1,425,293)	(4,589,586)	(1,643,262)
Income tax expense (benefit)	30,751	37,020	(46,873)	91,503

Net loss	$(1,241,239)	$(1,462,313)	$(4,542,713)	$(1,734,765)

Basic and diluted net loss per common share	$(0.18)	$(0.23)	$(0.67)	$(0.37)
Basic and diluted weighted average common shares	6,952,167	6,351,245	6,746,412	4,651,732

Consolidated Balance Sheet Data:

		March 31,
	June 30, 2006	2006	2005
	(Unaudited)

Cash and cash equivalents	$1,394,306	$1,563,433	$1,405,324
Short-term investments	—	1,137,647	87,360
Working capital	1,861,233	2,667,053	2,374,514
Property, plant and equipment, net	1,445,778	1,079,438	1,040,253
Total assets	5,618,532	6,401,244	4,443,224
Long-term debt, less current portion	400,101	389,241	461,265
Shareholders’ equity	2,618,782	3,407,050	2,791,896

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and the results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results may differ materially from those suggested by our forward-looking statements due to various reasons, including those discussed in the section entitled “Risk Factors.”

Overview

We are a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. Our minimally invasive products treat urinary incontinence and overactive bladder symptoms. We believe that our company is uniquely positioned because we offer a broad and diverse set of products to address the various preferences of doctors and patients, as well as the quality of life issues presented by voiding dysfunctions. We currently offer three medical devices for the treatment of incontinence and overactive bladder symptoms.

Strategy

Our goal is to gain market share in the voiding dysfunction market by increasing sales of our existing products and expanding our portfolio of minimally invasive products for the treatment of voiding dysfunctions, with a particular focus on products and applications for outpatient and office-based procedures. We believe that, with our suite of innovative products, we can increasingly garner the attention of key physicians, independent sales representatives and distributors to enhance market acceptance of our products. The key elements of our strategy are to:

•	Focus on office-based solutions for physicians.

•	Grow our United States sales and international distribution.

•	Educate physicians and patients about the benefits of Urgent PC.

•	Provide patient-driven alternatives.

•	Develop, license or acquire new products.

Our Products

Macroplastique is a minimally invasive, implantable soft tissue bulking agent for the treatment of urinary incontinence. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues close to the urethra, thereby providing the surrounding muscles with increased capability to control the release of urine. Macroplastique has been sold for urological indications in over 40 countries outside the United States since 1991. In December 2004, FDA accepted for filing our pre-market approval submission with respect to Macroplastique for the treatment of female stress urinary incontinence. In September 2006, we received an approvable letter from FDA relating to our pre-market approval application for Macroplastique. We expect to begin marketing Macroplastique in the United States during 2007, assuming FDA clearance of our pre-market approval application.

I-Stop is a minimally invasive biocompatible, polypropylene, tension-free sling for the treatment of female urinary incontinence. Our I-Stop sling can correct stress urinary incontinence by providing tension-free hammock-type support for the urethra to prevent its downward movement and the associated leakage of urine. In August 2005, FDA granted 510(k) clearance for the sale of I-Stop within the United States.

The Urgent PC neuromodulation system is a minimally invasive device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. This product uses percutaneous tibial nerve stimulation to deliver an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function. We received regulatory approvals for the sale of Urgent PC in the United States and Canada in October 2005, and in Europe in November 2005. Subsequently, we launched the product for sale in those markets. We developed a second generation Urgent PC product during 2006. Following CE mark approval and 510(k) clearance, we launched this product for sale in Europe in September 2006 and in the United States in October 2006.

Sales and Marketing

We are focusing our sales and marketing efforts primarily on office-based and outpatient surgery-based urologists, urogynecologists and gynecologists with significant patient volume. We believe the United States is a significant opportunity for future sales of our products. In order to grow our United States business, we recently established a sales organization, consisting of a direct field sales management team and independent sales representatives, and a marketing organization to market our products directly to our customers. By expanding our United States presence, we intend to develop long-standing relationships with leading physicians treating incontinence and overactive bladder symptoms.

Recent Developments

In September 2006, FDA advised us that our pre-market approval application for Macroplastique is approvable subject to FDA audit of our manufacturing facilities, methods and controls for compliance with applicable Quality System Requirements. FDA has completed its inspection of our manufacturing facilities in Minneapolis, Minnesota and Eindhoven, The Netherlands, with no findings noted. We expect to begin marketing the product in the Unites States during 2007, assuming FDA approves our pre-market approval application. However, we cannot ensure when or if FDA will ultimately approve our marketing of Macroplastique in the Unites States or that we can market the product profitably.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, which require us to make estimates and assumptions in certain circumstances that affect amounts reported. In preparing these consolidated financial statements, we have made our best estimates and judgments of certain amounts, giving due consideration to materiality. We believe that of our significant accounting policies, the following are particularly important to the portrayal of our results of operations and financial position. They may require the application of a higher level of judgment by our management, and as a result are subject to an inherent degree of uncertainty.

Revenue Recognition.  The SEC’s Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements,” provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. We believe our revenue recognition policies comply with SAB 104. We market and distribute our products primarily through our direct and independent sales organization in the United States and the United Kingdom, and primarily through distributors in our other markets. We recognize revenue upon shipment of product to our distributors and direct customers. We have no customer acceptance provisions or installation obligations. Our sales terms to our distributors and customers provide no right of return outside of our standard warranty, and payment terms consistent with industry standards apply. Sales terms and pricing to our distributors are governed by the respective distribution agreements. Our distribution partners purchase our products to meet sales demand of their end-user customers as well as to fulfill their internal requirements associated with the sales process and, if applicable, contractual purchase requirements under the respective distribution agreements. Internal and other requirements include purchases of products for training, demonstration and evaluation purposes, clinical evaluations, product support, establishing inventories, and meeting minimum purchase commitments. As a result, the level of our net sales during any period is not necessarily indicative of our distributors’ sales to end-user customers during that period, which we estimate are not substantially different than our sales to those distributors in each of the last two years. Our distributors’ level of inventories of our products, their sales to end-user customers and their internal product requirements may impact our future revenue growth.

Accounts Receivable.  We carry our accounts receivable at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts. We determine the allowance for doubtful accounts based on customer health, and both historical and expected credit loss experience. We write off our accounts receivable when we deem them uncollectible. We record recoveries of accounts receivable previously written off when received.

Inventories.  We state inventories at the lower of cost or market using the first-in, first-out method. We provide lower of cost or market reserves for slow moving and obsolete inventories based upon current and expected future product sales and the expected impact of product transitions or modifications. While we expect our sales to grow, a reduction in sales could reduce the demand for our products and may require additional inventory reserves.

Foreign Currency Translation/Transactions.  The financial statements of our foreign subsidiaries were translated in accordance with the provisions of SFAS No. 52 “Foreign Currency Translation.” Under this Statement, we translate all assets and liabilities using period-end exchange rates, and we translate statements of operations items using average exchange rates for the period. We record the resulting translation adjustment within accumulated other comprehensive loss, a separate component of shareholders’ equity. We recognize foreign currency transaction gains and losses in the statement of operations, including unrealized gains and losses on short-term intercompany obligations using period-end exchange rates, resulting in an increase in the volatility of our consolidated statements of operations. We recognize unrealized gains and losses on long-term intercompany obligations within accumulated other comprehensive loss, a separate component of shareholders’ equity.

Impairment of Long-Lived Assets.  Long-lived assets at June 30, 2006 consist of property, plant and equipment and intangible assets. We review our long-lived assets for impairment whenever events or business circumstances indicate that the carrying amount of an asset may not be recoverable. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If we consider such assets impaired, we measure the impairment to be recognized by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We report assets to be disposed of at the lower of the carrying amount or fair value less costs to sell.

Share-Based Compensation.  In December 2004, the Financial Accounting Standards Board, or FASB, published Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) requires that we recognize the compensation cost relating to share-based payment transactions, including grants of employee stock options, in our financial statements. We must measure that cost based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) is a replacement of Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB 25, and its related interpretive guidance.

SFAS 123(R) requires us to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period we require our employee to provide services for the award. FAS 123(R) permits us to use any option-pricing model that meets the fair value objective in the Statement. We adopted FAS 123(R) for the first time in the first quarter of fiscal year 2007. FAS 123(R) allows two methods for determining the effects of the transition: the modified prospective and the modified retrospective. We have adopted the modified prospective transition method beginning April 1, 2006. We calculated the pro forma compensation costs presented previously and in our prior filings using a Black-Scholes option pricing model. These compensation costs may not be indicative of amounts which we will incur in future years.

Income Taxes.  We recognize deferred tax assets and liabilities for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates we expect to apply to taxable income in the years in which we expect to recover or settle those temporary differences. As of March 31, 2006, we generated approximately $15,423,000 in U.S. net operating loss carryforwards that we cannot use to offset taxable income in foreign jurisdictions. We recognize a valuation allowance when we determine it is more likely than not that we will not realize a portion of the deferred tax asset. We have established a valuation allowance for United States and certain foreign deferred tax assets due to the uncertainty that we will generate enough income in those taxing jurisdictions to utilize the assets.

In addition, U.S. tax rules impose limitations on the use of net operating loss following certain changes in ownership. Such a change in ownership may limit the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.

Results of Operations

Three Months Ended June 30, 2006 Compared to Three Months Ended June 30, 2005

Net Sales.  In the first quarter ended June 30, 2006, net sales were $1.8 million, representing an $119,000 or 7% increase when compared to net sales of $1.6 million for the quarter ended June 30, 2005. Excluding the impact of fluctuations in foreign currency exchange rates, sales increased by approximately 4%. A 9% decline in sales of Macroplastique products was more than offset by sales of the Urgent PC and an increase in sales of the I-STOP. In the first quarter ended June 30, 2005, we had no sales of the Urgent PC and minimal sales of the I-STOP.

We attribute the decline in sales of the Macroplastique products primarily due to adverse changes in the reimbursement policies of the insurers and the increase in pricing competition. We expect this to adversely impact our future sales in those markets. In response, we have implemented targeted volume price reductions, have stepped up training workshops targeted to our sales personnel, distributors and key incontinence surgeons, and are sponsoring scientific podium presentations and seminars at key international incontinence congresses. We cannot ensure that these initiatives will increase Macroplastique sales.

Gross Profit.  Gross profit was $1.2 million for both quarters ended June 30, 2006 and 2005, or 69% and 74% of net sales in the respective periods. We attribute the decline in gross profit percent primarily to lower manufacturing capacity utilization due to decline in Macroplastique sales, duplicate manufacturing facilities in the United States pending completion of our relocation to our new corporate headquarters, higher costs for our new facility and an increase in personnel-related costs. We expect to relocate the remaining operations to our new corporate headquarters in the third quarter of our current fiscal year after quality and regulatory qualifications of our new manufacturing facility.

General and Administrative Expenses (G&A).  G&A expenses increased from $691,000 during the first quarter of fiscal 2006 to $884,000 during the first quarter of fiscal 2007. Included in the fiscal 2007 first quarter is a $266,000 non-cash, SFAS 123(R) charge for share-based employee compensation. Excluding this charge, G&A expenses declined by $73,000, primarily because fiscal 2005 first quarter contained certain charges related to the installation of our new information system.

Research and Development Expenses (R&D).  R&D expenses increased from $631,000 during the first quarter of fiscal 2006 to $675,000 during the first quarter of fiscal 2007. Included in the fiscal 2007 first quarter is an $11,000 non-cash, SFAS 123(R) charge for share-based employee compensation. Excluding this charge, R&D expenses increased by $33,000. We attribute the increase primarily to the increase in spending for clinical trials and testing.

Selling and Marketing Expenses (S&M).  S&M expenses increased from $664,000 during the first quarter of fiscal 2006 to $1,233,000 during the first quarter of fiscal 2007. Included in the fiscal 2007 first quarter is a $22,000 non-cash, SFAS 123(R) charge for share-based employee compensation. Excluding this charge, S&M expenses increased by $547,000. We attribute the increase to the $360,000 increase in compensation-related costs, primarily for our United States direct sales force and marketing organization, $110,000 for increase in travel-related costs and an increase in other costs to support our expanded organization and marketing activities.

Other Income (Expense).  Other income (expense) includes interest income, interest expense, warrant expense or benefit, foreign currency exchange gains and losses and other non-operating costs when incurred.

Our financial results are subject to material fluctuations based on changes in currency exchange rates. Other income (expense) was $372,000 and $(665,000) for the first quarters ended June 30, 2006 and 2005, respectively.

As a result of the suspension of the exercise of the 706,218 warrants we originally issued in July 2002, we granted a like number of new common stock purchase warrants to the holders of the expired warrants in April 2005. The new warrants will be exercisable at $2.00 per share for 90 days after the effective date of a registration statement covering the shares underlying these warrants. As of June 30, 2006, such a registration statement had been filed, however, the Securities and Exchange Commission had not declared it effective. We anticipate seeking effectiveness of the registration statement before the end of calendar year 2006. In April 2005, we recognized a liability and a charge to equity of approximately $1.4 million associated with the grant of these new warrants. We determined the fair value of these warrants using the Black-Scholes option-pricing model. We have since reduced the reported liability by approximately $1,062,000 due to the decrease in the fair value of these warrants from their date of issuance through June 30, 2006. We recorded a warrant benefit of $328,000 for the three months ended June 30, 2006 and a warrant expense of $686,000 for the three months ended June 30, 2005. We will continue to remeasure the value of this liability in relation to its fair value and adjust accordingly until such time as the warrants are exercised or expire.

We recognize exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of our subsidiaries), as well as their effect on the dollar denominated short-term intercompany obligations between us and our foreign subsidiaries. We recognized foreign currency gains (losses) of $26,000 and $(1,000) for the first quarters ended June 30, 2006 and 2005, respectively.

Income Tax Expense.  Our Dutch subsidiaries recorded income tax expense of $31,000 and $37,000 for the quarters ended June 30, 2006 and 2005, respectively. For fiscal 2007, the Dutch income tax rate is 25.5% for €22,689 (approximately $29,000) of profit and 29.6% for amounts above €22,689 compared to 27% and 31.5% in fiscal 2006, respectively.

Non-GAAP Financial Measures.  In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), our discussion of the results of operations above contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of FAS 123(R). The non-GAAP financial measures used by management and disclosed by us exclude the income statement effects of share-based compensation and the effects of FAS 123(R). The non-GAAP financial measures disclosed by us should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the consolidated financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. We may calculate our non-GAAP financial measures differently from similarly titled measures used by other companies. Therefore, our non-GAAP financial measures may not be comparable to those used by other companies. We have described the reconciliations of each of our non-GAAP financial measures above to the most directly comparable GAAP financial measures.

Because we excluded FAS 123(R) compensation expense in some of our discussion above, these financial measures are treated as a “non-GAAP financial measure” under SEC rules. Management uses our non-GAAP financial measures for internal managerial purposes, including as a means to compare period-to-period results on a consolidated basis and as a means to evaluate our results on a consolidated basis compared to those of other companies.

We disclose this information to the public to enable investors who wish to more easily assess our performance on the same basis applied by management and to ease comparison on both a GAAP and non-GAAP basis among peer companies.

Years Ended March 31, 2006 Compared to Year Ended March 31, 2005

Net Sales.  In fiscal 2006, net sales of all products were $6.1 million, representing an 8% decrease when compared to net sales of $6.7 million for fiscal 2005. Excluding fluctuations in foreign currency exchange rates, we had a sales decrease of approximately 5% primarily due to a $810,000 decline in sales of our Macroplastique products offset by a $506,000 net increase in all of our other products. We attribute this decline primarily to adverse changes in reimbursement policies of the insurers and the increase in pricing competition. We expect these reimbursement changes and the increase in price competition to adversely impact our future sales in those markets. In these markets we have launched a strategy to increase sales of our existing products, and to expand our platform of products for the treatment of voiding dysfunctions. We are conducting training workshops targeted to our sales personnel, distributors and key incontinence surgeons, and we are sponsoring scientific podium presentations and seminars at key international incontinence congresses. We are also seeking to broaden our patient base to include Urgent PC treatment for symptoms of overactive bladder (OAB), the I-Stop sling procedure for treatment of female stress urinary incontinence (SUI) and hypermobility and PTQ Implants and Urgent PC treatments for fecal incontinence. We cannot ensure that these initiatives will increase sales.

Gross Profit.  Gross profit was $4.3 million and $4.9 million for the fiscal years ended March 31, 2006 and 2005, respectively, or 70% and 74% of net sales. The decline in gross profit percent is attributed primarily to the decline in sales of the above-average gross margin Macroplastique product, and certain one-time costs related to updating our manufacturing quality systems. Gross profit as a percentage of net sales between periods fluctuates based on the following factors: our unit sales, our utilization of manufacturing capacity, the mix of products sold with different gross margins, the mix of customers (and different discounts to them), the mix of direct sales versus sales through distributors (with higher margins on direct sales), and currency fluctuations. Historically, our gross margin has ranged from approximately 70-80% of net sales.

General and Administrative Expenses (G&A).  G&A expenses increased from $2.3 million during fiscal 2005 to $3.0 million during fiscal 2006. The increase in expense is attributed to: $590,000 increase in salary costs, including $150,000 for severance pay and $100,000 option expense for former executives, $170,000 increase in information (“IT”) expense, $100,000 increase in legal and accounting fees, $80,000 increase in recruiting costs, $50,000 of expenses related to our listing on the American Stock Exchange, $110,000 increase in depreciation and amortization expense, general price increases and fluctuations in foreign currency exchange rates, offset by a decrease in bad debt expense of $330,000. The IT consulting expense relates to the implementation of a new computer software system, including training and post-implementation support.

Research and Development Expenses (R&D).  R&D expenses increased 47% from $2.3 million during fiscal 2005 to $3.3 million during fiscal 2006. The increase in expense is attributed to a $350,000 increase in salary costs, including $170,000 for severance pay to a former executive, and $770,000 for consulting expense for product development and regulatory approvals, offset by a $130,000 reduction in costs for clinical trials and testing.

Selling and Marketing Expenses (S&M).  S&M expenses increased 69% from $2.0 million during fiscal 2005 to $3.4 million during fiscal 2006. The increase in expenses is attributed to $940,000 for expansion of our direct sales force and marketing organizations in the United States, $190,000 for increase in costs for travel, trade-shows and conventions, $90,000 for increase in consulting expense, and general price increases and fluctuations in foreign currency exchange rates.

Other Income (Expense).  Other income (expense) includes interest income, interest expense, warrant expense or benefit, foreign currency exchange gains and losses and other non-operating costs when incurred. Our financial results are subject to material fluctuations based on changes in currency exchange rates. Other income (expense) was $788,597 and $(11,510) for fiscal 2006 and fiscal 2005, respectively.

In July 2002, we conducted a rights offering pursuant to which our stockholders purchased certain units consisting of shares of our common stock and common stock purchase warrants exercisable for two years at $2.00 per share. However, we suspended the exercise of the warrants when we delayed the filing of our annual report on Form 10-KSB for the fiscal year ended March 31, 2004. As a result, 706,218 of the warrants lapsed unexercised at July 31, 2004. In April 2005, we granted a like number of new common stock purchase warrants to the holders of the expired warrants. The new warrants will be exercisable at $2.00 per share for 90 days after the effective date of a new registration statement covering the resale of the shares underlying these warrants. We have filed a registration statement covering such warrants on Form SB-2 with the Securities and Exchange Commission (SEC). In April 2005, we recognized a liability and equity charge of $1.4 million associated with the grant of these warrants. A net warrant benefit of $707,320 for fiscal 2006 is included in the statement of operations which represents the change in the fair value of the warrants since their issuance due to the change in value of the common stock which may be acquired by the exercise of these warrants.

We recognize exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of our subsidiaries), as well as their effect on the dollar denominated short-term intercompany obligations between us and our foreign subsidiaries. We recognized foreign currency losses of $31,195 and $15,744 for fiscal 2006 and fiscal 2005, respectively.

Income Tax Expense (Benefit).  Our Dutch subsidiaries recorded income tax expense (benefit) of $(46,873) and $91,503 for fiscal 2006 and fiscal 2005, respectively. We cannot use the U.S. net operating loss carry forwards to offset taxable income in foreign jurisdictions. For fiscal 2006, the Dutch income tax rate was 25.5% for €22,689 (approximately $27,500) of profit and 29.6% for amounts above €22,689 compared to 27% and 31.5% in fiscal 2005, respectively.

Liquidity and Capital Resources

Cash Flows.  As of June 30, 2006, our cash and cash equivalents balances totaled $1.4 million.

At June 30, 2006, we had working capital of approximately $1.9 million. During the three months ended of fiscal 2007, we used $1.1 million of cash in operating activities, compared to $870,000 of cash used in the same period of fiscal 2006. The usage of cash over the three months was primarily attributable to the net loss incurred of $1.2 million and fluctuations in accounts receivable, other current assets, accounts payable and accrued expenses, due to the timing of payments and fluctuations in foreign currency exchange rates.

Fluctuations in foreign currency exchange rates, weak economic conditions in foreign markets where we sell and distribute our products, changes in regulatory environment and changes in third-party reimbursement polices could materially affect our financial condition and results of operations. The effects of these conditions could include reduced unit sales and reduced sales in dollars when converted from foreign currency amounts and material gains and losses on transactions denominated in foreign currencies. Furthermore, because our United States operations are funded by sales denominated in foreign currency, the strengthening of the U.S. dollar against the euro or the British pound could have an adverse effect on our cash flow and results of operations.

Sources of Liquidity.  In April 2005, we conducted a private placement in which we sold 2,147,142 shares of our common stock at a price per share of $3.50, together with warrants to purchase 1,180,928 shares of our common stock, for an aggregate purchase price of approximately $7.5 million. The stock sale proceeds are offset by costs of approximately $935,000, resulting in net proceeds of approximately $6.6 million. The warrants are exercisable for five years at an exercise price of $4.75 per share.

In October 2006, we amended our business loan agreement with Venture Bank. The amended agreement provides for a credit line of up to $500,000 secured by our assets, and will expire in April 2007 if not renewed. We may borrow up to 50% of the value of the inventory on hand in the United States and 75% of the U.S. accounts receivable value. The bank charges interest on the loan at the rate of 1 percentage point over the prime rate, subject to a minimum interest rate of 7% per annum. In addition, Uroplasty BV, one of our subsidiaries, entered into an arrangement with Rabobank of The Netherlands for a €200,000 (approximately $258,500) credit line. Currently, we have no outstanding borrowings under our credit lines.

In August 2006, we entered into a securities purchase agreement with certain investors pursuant to which we sold approximately 1.4 million shares of our common stock for $1.50 per share, together with warrants to purchase 695,000 shares of our common stock, for an aggregate proceeds of approximately $2.1 million. After offset for our estimated costs of $183,000, we received net proceeds of $1.9 million. The warrants are exercisable for 5 years (but commencing 181 days after closing) at an exercise price of $2.50 per share.

In May 2006, we also entered into a $100,000 3-year, term loan agreement with Venture Bank, at an interest rate of 8.25% per annum. We used the loan for certain capital expenditures relating to the relocation of our facility to our Minnetonka, Minnesota location.

Commitments and Contingencies.  Because we have yet to achieve profitability and generate positive cash flows, we need to raise additional debt or equity financing in fiscal 2007 to continue funding for product development and continued expansion of our sales and marketing activities. There can be no guarantee that we will be successful, as we currently have no committed sources of, or other arrangements with respect to, additional equity or debt financing. We therefore cannot ensure that we will obtain additional financing on acceptable terms, or at all. If we are unable to raise substantial funds in fiscal 2007, we will need to rely on our existing credit facilities and curtail our product development, clinical studies and sales and marketing activities in order to conserve cash and maintain our operations through the balance of fiscal 2007. This would adversely impact our future business and prospects. In any event, because we are not profitable, we will need to raise substantial additional financing to support our operations and planned growth activities in fiscal 2008 and beyond. Ultimately, we will need to achieve profitability and generate positive cash flows from operations to fund our operations and grow our business.

For the balance of fiscal 2007, we expect to continue to incur research and development expenses, including those relating to clinical trials for the Urgent PC. We also expect that during the balance of fiscal 2007, we will continue to incur significant expenses as we expand our selling and marketing organization in the United States to market our products.

In April 2005, we entered into an exclusive manufacturing and distribution agreement with CystoMedix for the Urgent PC product. The agreement required us to pay CystoMedix an initial payment of $225,000 and an additional payment of $250,000 in 12 monthly installments of $20,833, with the last installment payment made in the first quarter of fiscal 2007. We capitalized the aggregate amount as licensed technology and are amortizing it over the term of the agreement. We will also pay CystoMedix a 7% royalty on product sales. However, the 7% royalty is first offset against the monthly royalty installments. Currently we do not project making any additional royalty payments to CystoMedix in fiscal 2007.

CystoMedix has also granted us an exclusive option to acquire its assets. The purchase price is $3,485,000, reduced by up to $50,000 of liabilities assumed by us. However, the $3,485,000 amount used to compute the purchase price will increase at a rate of 10% per year after April 2007. The purchase price is payable in shares of our common stock valued at the average of the closing bid price of our shares for the 20 trading days prior to our exercise of the option. We may exercise the option until June 2008. If we exercise the option, we will also assume up to $1.4 million of bridge loan advances made to CystoMedix by its Chairman. We would repay up to $1.1 million of the bridge loan advances at closing and would issue our common stock for the balance of the bridge loan based on the above option price. We also have certain rights of first refusal to acquire CystoMedix’s assets in the event CystoMedix receives a third party offer in advance of any exercise of our option. We may need to raise additional equity or debt funds in order to consummate the CystoMedix acquisition, should we elect to do so.

We have two exclusive distribution agreements with CL Medical allowing us to market and sell the I-STOP urethral sling: (1) effective February 2006, a six-year agreement, with a right to renew it for successive five-year terms, for distribution in the United States, and (2) effective May 2005, a one-year agreement, with automatic renewal for up to two years, for distribution in the United Kingdom. Under the agreements, one of which was modified in October 2006, we are required to purchase a minimum of $527,000 of units in the first 12-month period following January 1, 2006, increasing to $2.7 million of units in the fifth year of the agreement, for an aggregate commitment of approximately $6.9 million of units over the five-year period, subject to periodic adjustment based on the value of the euro.

We were obligated to pay royalties of 5% of net sales of Macroplastique products in the U.S. with a minimum of $50,000 per year. This royalty agreement terminated on May 1, 2006. Under another royalty agreement, we pay royalties, in the aggregate, of 3 to 5% of net sales of Macroplastique, Bioplastique, and PTQ Implants subject to a monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. Under a license agreement for the

Macroplastique Implantation System, we pay a royalty of 10 British pounds for each unit sold during the life of the patent.

We have a pension plan covering 16 employees in The Netherlands, reported as a defined benefit plan. We pay premiums to an insurance company to fund annuities for these employees. However, we are responsible for funding additional annuities based on continued service and future salary increases. We closed this defined benefit plan for new employees in April 2005. As of that date, the Dutch subsidiary established a defined contribution plan that now covers new employees. We also closed our United Kingdom subsidiary’s defined benefit plan to further accrual for all employees effective December 31, 2004. In March 2005, the United Kingdom subsidiary established a defined contribution plan that now covers new employees. At June 30, 2006, our accrued pension liability for the closed defined benefit plans was $573,267.

In January 2006, we entered into a long-term lease with Liberty Property Limited Partnership for an 18,258 square foot facility for our United States headquarters located at 5420 Feltl Road, Minnetonka, Minnesota. The lease effective date was May 1, 2006, has a term of 96 months, requires average annual minimum rent payments of approximately $140,000 and requires payments for operating expenses estimated to be approximately $82,000 in the first 12 months.

Repayments of our contractual obligations as of June 30, 2006, consisting of royalties, notes payable (inclusive of interest), and operating leases, are summarized below:

	Payments Due by Period
		Remainder	Fiscal	Fiscal	Fiscal
		of Fiscal	2008 and	2010 and	2012 and
	Total	2007	2009	2011	Thereafter

Minimum royalty payments	$234,000	$40,500	$108,000	$85,500	$—
Minimum purchase agreement	6,996,482	721,696	2,129,973	4,144,813	—
Notes payable	756,607	165,980	193,478	107,869	289,280
Operating lease commitments	1,367,331	242,763	401,668	285,773	437,127

Total contractual obligations	$9,354,420	$1,170,939	$2,833,119	$4,623,955	$726,407

Recent Accounting Pronouncements

In September 2006, FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, or SFAS 158, which requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its financial statements and to recognize changes in that funded status in the year in which the changes occur. The effective date would be for any full fiscal years ending after December 15, 2006. We are currently evaluating the impact, if any, of adopting SFAS 158 on our financial statements.

In September 2006, FASB issued Statement No. 157, Fair Value Measurements, or SFAS 157, which defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles. More precisely, SFAS 157 sets forth a standard definition of fair value as it applies to assets or liabilities, the principal market (or most advantageous market) for determining fair value (price), the market participants, inputs and the application of the derived fair value to those assets and liabilities. The effective date of this pronouncement is for all full fiscal and interim periods beginning after November 15, 2007. We are currently evaluating the impact, if any, of adopting SFAS 157 on our financial statements.

In July 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109, or FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 provides that the tax effects from an uncertain tax position can be recognized in financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact, if any, of adopting FIN 48 on our financial statements.

In May 2005, FASB issued Statement No. 154, Accounting Changes and Error Corrections, or SFAS 154, which requires retrospective application of a voluntary change in accounting principle with all prior period financial statements presented using the new accounting principle, unless it is impracticable to do so. SFAS 154 also requires accounting for a change in method of depreciating or amortizing a long-lived nonfinancial asset prospectively as a change in estimate (prospectively) affected by a change in accounting principle. Further, SFAS 154 requires that corrections of errors in previously issued financial statements be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. We do not believe the adoption of SFAS 154 will have a material effect on our financial position or results of operations.

In March 2005, FASB issued FASB Interpretation No. 47, or FIN 47, which clarifies when an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was effective for us in our 2006 fiscal year. Adoption of FIN 47 did not have a material impact on our consolidated financial statements.

In December 2004, FASB issued SFAS No. 123(R), Share-Based Payment, which requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. SFAS 123(R) was effective for us beginning on April 1, 2006. Please refer to the discussion in “Critical Accounting Policies — Stock Based Compensation and Accelerated Vesting.”

In November 2004, FASB issued SFAS No. 151, Inventory Costs, An Amendment of Accounting Research Bulletin No. 43, Chapter 4, which requires us to treat abnormal freight, handling costs and wasted materials (spoilage) as current period charges rather than as a portion of inventory cost. Additionally, the standard clarifies that we should allocate fixed production overhead based on the normal capacity of a production facility. The statement is effective for us beginning in our 2007 fiscal year. Adoption of SFAS No. 151 did not have a material impact on our consolidated financial statements.

BUSINESS

Overview

We are a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. Our minimally invasive products treat urinary incontinence and overactive bladder symptoms. We believe that our company is uniquely positioned because we offer a broad and diverse set of products to address the various preferences of doctors and patients, as well as the quality of life issues presented by voiding dysfunctions. We currently offer three medical devices for the treatment of incontinence and overactive bladder symptoms.

Macroplastique is a minimally invasive, implantable soft tissue bulking agent for the treatment of urinary incontinence. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues close to the urethra, thereby providing the surrounding muscles with increased capability to control the release of urine. Macroplastique has been sold for urological indications in over 40 countries outside the United States since 1991. In December 2004, FDA accepted for filing our pre-market approval (PMA) submission with respect to Macroplastique for the treatment of female stress urinary incontinence. In September 2006, we received an approvable letter from FDA relating to this PMA application for Macroplastique. We expect to begin marketing Macroplastique in the Unites States during 2007, assuming FDA clearance of our PMA application.

I-Stop is a minimally invasive biocompatible, polypropylene, tension-free sling for the treatment of female urinary incontinence. Our I-Stop sling can correct stress urinary incontinence by providing tension-free hammock-type support for the urethra to prevent its downward movement and the associated leakage of urine. In August 2005, FDA granted 510(k) clearance for the sale of I-Stop within the United States.

The Urgent PC neuromodulation system is a minimally invasive device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. This product uses percutaneous tibial nerve stimulation to deliver an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function. We received regulatory approvals for sale of Urgent PC in the United States and Canada in October 2005, and in Europe in November 2005. Subsequently, we launched the product for sale in those markets. We developed a second generation Urgent PC product during 2006. Following CE mark approval and 510(k) clearance, we launched this product for sale in Europe in September 2006 and in the United States in October 2006.

We are focusing our sales and marketing efforts primarily on office-based and outpatient surgery-based urologists, urogynecologists and gynecologists with significant patient volume. We believe the United States is a significant opportunity for future sales of our products. In order to grow our United States business, we recently established a sales organization, consisting of a direct field sales management team and independent sales representatives, and a marketing organization to market our products directly to our customers. By expanding our United States presence, we intend to develop long-standing relationships with leading physicians treating incontinence and overactive bladder symptoms.

Market

Voiding dysfunctions affect urinary or fecal control and can result in unwanted leakage (urinary or fecal incontinence) or uncontrolled bladder sensations (overactive bladder). The Agency for Health Care Policy and Research (AHCPR), a division of the Public Health Service, U.S. Department of Health and Human Services, estimates that urinary incontinence affects about 13 million people in the United States, of which 85% (11 million) are women. AHCPR estimates the total cost of treating incontinence (management and curative approaches) of all types in the United States as $16 billion. Overactive bladder (OAB) is a prevalent and challenging urologic problem affecting an estimated 34 million Americans. Historically, only a small percentage of the patients suffering from these disorders have sought treatment. In recent years, however, the number of people seeking treatment has grown as a result of the publicity associated with new minimally invasive treatment alternatives.

When patients seek treatment, physicians generally assess the severity of the symptoms as mild, moderate or severe. Regardless of the degree of severity, however, patients will often consider drug therapy and minimally invasive treatment first. We believe that our company is uniquely positioned because we provide a broad product offering of minimally invasive solutions.

We believe that over the next several years a number of key demographic and technological factors will accelerate growth in the market for medical devices to treat urinary incontinence and overactive bladder. These factors include the following:

•	Aging population. The number of individuals developing voiding dysfunctions will increase significantly as the population ages and as life expectancies continue to rise.

•	Technology advances and patient awareness. Patients often weigh the clinical benefits against the invasiveness of the procedures when choosing a treatment alternative. In recent years, with the publicity associated with new technology and minimally invasive treatment alternatives, the number of patients visiting their physicians to seek treatment for voiding dysfunctions has increased. As a result, we believe more patients will begin to choose treatments other than drug therapy, which may have adverse side effects, or other alternatives, which simply manage their disorder.

•	Emphasis on quality of life. Patients have placed an increased emphasis on quality of life issues and maintaining active lifestyles. Their desire to improve quality of life is usually an important factor in selecting a treatment for their disorder. We believe patients seeking treatment are increasingly considering alternatives designed to cure or treat a voiding dysfunction rather than simply manage it. As a result, we believe patients will increasingly choose minimally invasive surgical treatments or other effective treatments such as neuromodulation.

Uroplasty Strategy

Our goal is to gain market share in the voiding dysfunction market by increasing sales of our existing products and expanding our portfolio of minimally invasive products for the treatment of voiding dysfunctions, with a particular focus on products and applications for outpatient and office-based procedures. We believe that, with our suite of innovative products, we can increasingly garner the attention of key physicians, independent sales representatives and distributors to enhance market acceptance of our products. The key elements of our strategy are to:

•	Focus on office-based solutions for physicians. We believe that our company is uniquely positioned to provide a broad product offering of office-based solutions for physicians. By expanding our United States presence, we intend to develop long-standing relationships with leading physicians treating incontinence and overactive bladder symptoms. These relationships will provide us with a source of new product ideas and a conduit through which to introduce new products. We also intend to develop marketing programs to assist physicians in marketing their practices and to provide innovative programs focused on helping physicians attract patients and develop referral networks. Building these relationships is an important part of our growth strategy, particularly for the development and introduction of new products.

•	Grow our United States sales and international distribution. We believe that in addition to international market, the United States is a significant opportunity for future sales of our products. In order to grow our United States business, which represented approximately 1% of our total 2006 net sales, we recently established a sales organization, consisting of a direct field sales management team and independent sales representatives, and a marketing organization to market our products directly to our customers. We anticipate further increasing our sales and marketing organization in the United States, as needed, to support our sales growth. In addition, we intend to expand our European presence by creating new distribution partnerships.

•	Educate physicians and patients about the benefits of Urgent PC. We believe education of physicians and patients regarding the benefits of Urgent PC are critical to the successful adoption of this product. To this end, we have initiated a United States multi-center randomized prospective clinical trial comparing the Urgent PC device to the most commonly prescribed pharmaceutical treatment of OAB symptoms. We believe the results of this and other studies, if successful, will allow us to expand our marketing and clinical sales efforts. These sales and marketing efforts may include physician training and education programs which will emphasize the clinical efficacy and ease of use of our Urgent PC product as well as patient-oriented marketing materials for physicians to use to inform patients of the availability and potential benefits of our Urgent PC product.

•	Provide patient-driven alternatives. Patients often weigh the quality of life benefits of electing to undergo a surgical procedure against the invasiveness of the procedure. We intend to continue to expand our marketing efforts to build patient awareness of these treatment alternatives and encourage patients to see physicians. We believe this will help physicians build their practices and simultaneously increase sales of our products.

•	Develop, license or acquire new products. We believe that our broad and diverse product offering is an important competitive advantage because it allows us to address the various preferences of doctors and patients, as well as the quality of life issues presented by voiding dysfunctions. An important part of our growth strategy is to broaden our product line further to meet customer needs by developing new products internally, licensing or acquiring new products through acquisitions.

Background of Urinary Incontinence

Causes of Urinary Incontinence

The mechanisms of urinary continence are complicated and involve the interaction among several anatomical structures. In females, urinary continence is controlled by the sphincter muscle and pelvic floor support structures that maintain proper urethral position. The sphincter muscle surrounds the urethra and provides constrictive pressure to prevent urine from flowing out of the bladder. Urination occurs when the sphincter relaxes as the bladder contracts, allowing urine to flow through the urethra. The urinary sphincter and pelvic floor support are also responsible for maintaining continence during periods of physical stress. Incontinence may result when any part of the urinary tract fails to function as intended. Incontinence may be caused by damage during childbirth, pelvic trauma, spinal cord injuries, neurological diseases (e.g., multiple sclerosis and poliomyelitis), birth defects (e.g., spina bifida) and degenerative changes associated with aging.

Male incontinence is most often associated with prostate conditions or nerve problems, such as complications arising from diabetes, stroke or Parkinson’s disease. In the United States, approximately 22% of adults over age 65 with urinary incontinence are men.

Types of Urinary Incontinence

There are four types of urinary incontinence:

•	Stress Urinary Incontinence — Stress urinary incontinence, or SUI, refers to the involuntary loss of urine due to an increase in intra-abdominal pressure from ordinary physical activities, such as coughing, sneezing, laughing, straining or lifting. For the majority of women with SUI (9 million of the 11 million in the United States), incontinence is caused by urethral hypermobility. Urethral hypermobility — abnormal movement of the bladder neck and urethra — occurs when the anatomic supports for the bladder neck and urethra have weakened. This anatomical change is often the result of childbirth. Stress urinary incontinence can also be caused by intrinsic sphincter deficiency, or the inability of the sphincter valve or muscle to function properly. Intrinsic sphincter deficiency, or ISD, can be due to congenital sphincter weakness or can result from deterioration of the urethral muscular wall due to changes of aging or damage following trauma, spinal cord lesion or radiation therapy. SIU is the most common form of incontinence, accounting for almost one-half of the total worldwide prevalence of urinary incontinence.

•	Urge Incontinence — Urge incontinence refers to the involuntary loss of urine associated with an abrupt, strong desire to urinate. Urge incontinence often occurs when neurologic problems cause the bladder to contract and empty with little or no warning.

•	Overflow Incontinence — Overflow incontinence is associated with an over-distention of the bladder. This can be the result of an under-active bladder or an obstruction in the bladder or urethra.

•	Mixed Incontinence — Mixed incontinence is the combination of both urge and stress incontinence (and, in some cases, overflow). Since prostate enlargement often obstructs the urethra, older men often have urge incontinence coupled with overflow incontinence.

There are two general approaches to dealing with urinary incontinence. One approach is to manage symptoms and the other is to undergo curative treatments in an attempt to restore continence, such as injection of urethral bulking agents or surgery. We believe that patients prefer less invasive treatments that provide the most benefit and have little or no side effects.

Management of Urinary Incontinence

Absorbent Products.  Absorbent products are the most common form of management for urinary incontinence because men and women can use them without consulting a physician. The cost of adult diapers and pads can be substantial and create a continuous financial burden for patients. Additionally, this management technique may require frequent changing of diapers and pads to control patient embarrassment due to odor or soiling.

Behavior Modification.  Techniques used in behavior modification include bladder training, scheduled voiding and pelvic floor muscle exercises known as Kegels. Some of the tools used in conjunction with these training regimes are vaginal cones or weights, biofeedback devices and pelvic floor stimulation. Because these techniques rely on active, frequent participation of the individual, these techniques are seldom effective.

Occlusion and Compression Devices.  Penile clamps, pessaries and urethral occlusion devices are typically reserved for temporary use. Complications such as tissue erosion, urinary tract infections, edema, pain and obstruction are associated with extended or improper use.

Urinary Catheters and Collection Devices.  The type and severity of incontinence and an individual’s physical and mental condition determine the choice of catheter. Catheters may be inserted as needed for bladder drainage, may be a closed, indwelling system, or may be external collection devices.

Drug Therapy.  Drug treatment is used to manage multiple types of urinary incontinence. Therapeutic drug activity is matched to the individual’s urinary dysfunction, e.g., activity targeted to contract muscle tissue of the bladder or bladder neck or to improve the quality of the bladder neck and urethra mucosal lining. Drugs seldom cure stress urinary incontinence. Common side effects include dry mouth, constipation and headache. Other potential side effects include urinary retention, nausea, dizziness, blurred vision and the possibility of unwanted interactions with other drugs.

Curative Treatment of Urinary Incontinence

Injectable Bulking Agents.  Urethral bulking agents are inserted with a needle into the area around the urethra, augmenting the surrounding tissue for increased capacity to control the release of urine. Hence, these materials are often called “bulking agents” or “injectables.” Urethral bulking agents may be either synthetic or biologically derived and are an attractive alternative to surgery because they are considerably less invasive and do not require use of an operating room for placement; urethral bulking agents can be implanted in an office or out-patient facility. Active women benefit from the use of urethral bulking agents since they will often return to normal activities in a matter of days instead of weeks of recovery following invasive surgical procedures. Bulking agents also represent a desirable treatment option for the elderly or infirm who may not otherwise be able to withstand the trauma and morbidity resulting from a fully invasive surgical procedure. Additionally, the use of a urethral bulking agent does not preclude the subsequent use of more invasive treatments if required. Furthermore, for patients who have had more invasive treatments, such as slings which do not completely resolve their stress urinary incontinence conditions, bulking agents may be used to bring together any remaining urethral opening that may exist. This combination therapy may be particularly suitable for those patients with coexisting hypermobility issues along with intrinsic sphincter deficiency.

Biologically derived bulking agents include a patient’s own fat cells, polysaccharides (not commercially available in the United States) or bovine collagen. Fat injections involve complex, invasive harvesting of the patient’s own fat cells and re-injecting them into the bladder neck. Collagen injections require pre-treatment allergy skin tests and, since the body absorbs collagen over time, the patient may require subsequent re-injections.

Synthetic bulking agents include solid silicone elastomers, pyrolytic carbon-coated beads, dimethyl sulfoxide (DMSO) and polyvinyl alcohol.

Surgery.  In women, stress urinary incontinence can be corrected through surgery with a sling which provides a hammock-type support for the urethra to prevent its downward movement and the associated leakage of urine. Market adoption of sling procedures is demonstrated by over 10% annual growth during the last five years. Over 160,000 sling procedures are estimated to be performed annually in the United States, with the majority of these procedures using a tension-free sling product, usually implanted in an outpatient setting. In men, the surgical options for treating urinary incontinence are a male sling or an implanted artificial urinary sphincter. Reserved as a last resort, surgical implantation of an artificial urinary sphincter provides patient-control of a device that keeps the urethra closed until the patient is ready to urinate. Surgery to place the artificial sphincter requires general or spinal anesthesia.

Uroplasty Solutions for Urinary Incontinence

We believe that we are uniquely positioned with differentiable, minimally invasive products to address urinary incontinence.

Macroplastique

Macroplastique is an injectable soft tissue-bulking agent used to treat stress urinary incontinence, the most common form of urinary incontinence in women. It is designed to restore the patient’s urinary continence immediately following treatment. Additionally, men who experience incontinence as a result of prostate surgery are also candidates for Macroplastique treatment.

Macroplastique is a soft-textured, permanent implant placed endoscopically around the urethra distal to the bladder neck. It is a proprietary composition of heat vulcanized, solid, soft, irregularly shaped polydimethylsiloxane (solid silicone) implants suspended in a biocompatible carrier gel. We believe our compound is better than other commercially available bulking agents because, with its unique composition, shape and size, it does not degrade, is not absorbed into surrounding tissues and does not migrate from the implant site. This reduces the need for follow-up treatments. Additionally, there is no need for special storage, cumbersome preparation or mixing for use, nor is there a need for patient allergy testing.

We currently market Macroplastique outside the United States on the basis that our outpatient, minimally invasive treatment can lead to lower surgical risk with shorter recovery time, and that it is less expensive when compared to invasive alternatives. Its safety and efficacy are evidenced by 14 years of successful use outside the United States with over 70,000 patients treated.

Although Macroplastique is traditionally implanted with the aid of an endoscope, we also market outside the United States a patented, non-endoscopic delivery kit called the Macroplastique Implantation Systemtm, or MIS, for office-based treatment of female stress urinary incontinence. Our MIS enables easy and consistent product placement. Following FDA approval of Macroplastique, we intend to seek regulatory approval for the MIS.

In December 2004, FDA accepted for filing our PMA submission with respect to Macroplastique for the treatment of female stress urinary incontinence. In September 2006, FDA advised us that our PMA application is approvable subject to FDA audit of our manufacturing facilities, methods and controls for compliance with applicable Quality System Requirements. FDA has completed its inspection of our manufacturing facilities in Minneapolis, Minnesota and Eindhoven, The Netherlands, with no findings noted. We expect to begin marketing the product in the United States during 2007, assuming FDA approves our PMA application.

However, we cannot ensure when or if FDA will ultimately approve our marketing of Macroplastique in the Unites States or that we can market the product profitably.

I-Stop Sling

We believe that the I-Stop product is the only synthetic, mid-urethral sling made of monofilament knitted polypropylene with closed loop edges, making it non-damaging to surrounding tissue without the need for a delivery sheath. We also believe that the I-Stop design provides greater strength and controlled flexibility, and improved resistance to fragmentation, stretching and deformity during the outpatient implant procedure, than competitive sling devices. We believe that our tape design results in less irritation and fewer overall complications for patients. We believe our product is competitively priced and we offer components to address the retropubic and transobturator surgical approaches. The I-Stop sling has received 510(k) clearance and is CE marked for the treatment of female urinary incontinence due to urethral hypermobility.

In response to the market interest for an in-office sling, we are working in partnership with CL Medical to develop our proprietary in-office mid-urethral sling product. In addition, we will pursue opportunities to treat male stress incontinence with our I-Stop sling. Capitalizing on clinical studies currently underway in Europe, we anticipate launching our I-Stop male sling in the United Kingdom market within the next few months, followed by a launch in the United States.

Background of Overactive Bladder Symptoms

For individuals with overactive bladder symptoms, the nervous system control for bladder filling and urinary voiding is incompetent. Signals to indicate a full bladder are sent early and frequently, triggers to allow the bladder to relax for filling are ineffective and nervous control of the urethral sphincter, to keep the bladder closed until an appropriate time, is inadequate. An individual with OAB may exhibit one or all of the symptoms that characterize overactive bladder: urinary urgency, urinary frequency and urge incontinence. Urgency is the strong, compelling need to urinate and frequency is a repetitive need to void. For most individuals, normal urinary voiding is eight times per day while individuals with an overactive bladder may seek to void over 20 times per day and at least two times during the night. Urge incontinence is an immediate, compelling need to urinate that typically results in an accident before the individual can reach the restroom.

Treatment of Overactive Bladder Symptoms

Drug Therapy.  The most common treatment for OAB is drug therapy using an anticholinergic agent. However, for some individuals, the drugs are ineffective or the side effects so bothersome that the patient discontinues the medications. Common side effects include dry mouth, constipation and headaches.

Biofeedback and Behavioral Modification.  Bladder training and scheduled voiding techniques, often accompanied by the use of voiding diaries, are a non-invasive approach to managing OAB. Because these techniques rely on the diligence and compliance of the individual, these techniques are seldom effective. In addition, for OAB symptoms, these techniques may not affect the underlying cause of the condition.

Neuromodulation.  Normal urinary control is dependent upon properly functioning neural pathways and coordination among the central and peripheral nervous systems, the nerve pathways, bladder and sphincter. Unwanted, uncoordinated or disrupted signals along these pathways can lead to overactive bladder symptoms. Therapy using neuromodulation incorporates electrical stimulation to target specific neural tissue and “jam” the pathways transmitting unwanted signals. To alter bladder function, the stimulation must be delivered to the sacral nerve plexus, the neural tissue affecting bladder activity. Neuromodulation for OAB is presently conducted through sacral nerve stimulation or percutaneous tibial nerve stimulation.

The sacral nerve stimulator uses a small device, a neurostimulator, to send mild electrical pulses to the sacral nerve. The sacral nerve is located in the lower back, just above the tailbone. The surgically implanted neurostimulator contains a battery and electronics to create the electrical pulses and is connected to a neurostimulation lead (an insulated wire) containing electrodes through which stimulation is delivered to the nerve. The device is most frequently placed under the skin of the buttock, with the lead under the skin near the spine.

Alternatively, percutaneous tibial nerve stimulation (PTNS) delivers stimulation to the sacral nerve plexus by temporarily applying electrical pulses to the tibial nerve. The tibial nerve is an easily accessed nerve in the lower leg. Neuromodulation using PTNS has a similar therapeutic effect as the implantable sacral nerve stimulator, but requires no surgery. PTNS is minimally invasive, has a low risk of complication and is typically performed in a physician’s office.

Uroplasty Solutions for Overactive Bladder Symptoms

Urgent PC Neuromodulation System

The Urgent PC is a minimally invasive nerve stimulation device designed for office-based treatment of urge incontinence, urinary urgency and urinary frequency — symptoms of an overactive bladder. Using percutaneous tibial nerve stimulation near the ankle, the product delivers an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function.

We believe that the Urgent PC system is the only non-surgical neuromodulation device in the United States market for treatment of overactive bladder symptoms. Components of the Urgent PC system include a hair-width needle electrode, a lead set and an external, handheld, battery-powered stimulator. For each 30-minute office-based therapeutic session, the physician temporarily inserts the needle electrode in the patient’s lower leg and connects the electrode to the stimulator. Typically, a patient undergoes 12 treatment sessions at one-week intervals, with follow-up treatments as required to maintain symptom reduction.

The Urgent PC device previously received 510(k) clearance for sale within the United States. However, following product revisions, we submitted our own 510(k) pre-market application in August 2005. We received regulatory approvals for sale of this product in the United States and Canada in October 2005, and in Europe in November 2005. Subsequently, we launched the product for sale in those markets. We developed a second generation Urgent PC product during 2006. Following CE mark approval and 510(k) clearance, we launched this product for sale in Europe in September 2006 and in the United States in October 2006.

Other Uroplasty Products

We have, and are developing additional, minimally invasive products to address fecal incontinence. Our PTQ Implants offer a minimally invasive treatment for patients with fecal incontinence. They are soft-textured, permanent implants. For treatment of fecal incontinence, PTQ Implants are implanted circumferentially into the submucosa of the anal canal. Injection creates a “bulking” and supportive effect similar to that of Macroplastique injection for the treatment of stress urinary incontinence. The product is CE marked and currently sold outside the United States in various international markets.

In addition to urological applications, we market our proprietary tissue bulking material outside the United States for reconstructive and cosmetic plastic surgery under the trade name Bioplastique Implants and for otolaryngology vocal cord rehabilitation applications under the trade name VOX Implants.

In The Netherlands and United Kingdom only, we distribute certain wound care products in accordance with a distributor agreement. Under the terms of the distributor agreement, we are not obligated to purchase any minimum level of wound care products.

Marketing, Distribution and Sales

We currently sell two products in the United States — the I-Stop sling and the Urgent PC Neuromodulation system. Upon receiving FDA approval to market Macroplastique in the United States, we intend to use our current sales organization to sell Macroplastique. We are focusing our sales and marketing efforts primarily on office-based and outpatient surgery-based urologists with significant patient volume. Our United States sales organization is made up of 5 employed Regional Sales Managers who are geographically spread around the country. Each of these Regional Sales Managers has been building a network of independent sales representatives in order to effectively provide sales coverage in all major markets in the United States. Currently, we have contractual relationships with 32 independent representative groups, which total 64 independent sales representatives. In addition to our field sales organization, we employ a Director of North American Sales and Marketing who has direct responsibility for our United States sales and marketing operations. We also have internal customer service and administrative support for the sales and marketing organization. We anticipate continuing to increase and refine our sales and marketing organization, as needed, to support sales growth.

Outside of the United States, in addition to the I-Stop sling and Urgent PC Neuromodulation system, we market and sell Macroplastique and related ancillary products. We sell our products primarily through a direct sales force in the United Kingdom. In all other markets we sell our products primarily through distributors. International sales managers in The Netherlands manage and train a network of distributors in approximately 40 countries, including Australia, countries within Europe and Latin America. Each of our distributors has a territory-specific distribution agreement, including requirements indicating they may not sell injectable products that compete directly with Macroplastique. Collectively, our distributors accounted for approximately 65% and 70% of total net sales for fiscal 2006 and 2005, respectively.

We use clinical studies and scientific community awareness programs to demonstrate the safety and efficacy of our products. This data is important to obtain regulatory approval and to support our sales staff and distributors in securing product reimbursement in their territories. Publications of clinical data in peer-reviewed journals add to the scientific community awareness of our products, including patient indications, treatment technique and expected outcomes. Our clinical research department provides a range of activities designed to support surgeons in their clinical evaluation study design, abstract preparation, manuscript creation and review and submission. This team works closely with our sales and marketing and regulatory departments in the area of technical support, submissions, literature review, and analysis and synopsis of technical presentations and publications.

Researchers have designed clinical trials to provide outcome evidence on new products recently developed by us. These include randomized controlled clinical trials on our PTQ Implants, Macroplastique Sling Support Kit (MIS-SK) and a United States multi-center randomized prospective study comparing the Urgent PC device to the most commonly prescribed pharmaceutical treatment of OAB symptoms. Evidence-based clinical research broadens the surgeons’ acceptance by providing detailed information related to product safety and efficacy when applied to patient selection and comparative surgical and non-surgical treatment regimens, and publication of the clinical outcome will provide physicians, patients and reimbursement systems with the evidence they require to make informed decisions.

Distribution Agreements

CL Medical

We are the exclusive distributor in the United Kingdom of the I-Stop, a biocompatible, tension-free, mid-urethral sling manufactured by CL Medical SAS of Lyon, France. In February 2006, we entered into a new distribution agreement with CL Medical which replaces and supersedes the manufacturing and distribution agreement dated September 2, 2004. The new distribution agreement appoints us as the exclusive distributor of the I-Stop sling in the United States, and obligates CL Medical to supply us with the product’s entire requirements, sterilized, packaged, labeled and ready for sale, all manufactured in accordance with FDA laws and regulations. The new distribution agreement is for six years, with our right to renew it for successive five-year terms. If we fail to reach our minimum purchase requirement in any 12-month period, CL Medical has the right to terminate our exclusive distribution rights in the United States.

Under the new distribution agreement, CL Medical has agreed to provide us with any improvements or modifications it makes to the I-Stop sling during the term of the agreement without additional charge. In addition, CL Medical has granted us a right of first refusal for exclusive distribution rights in the United States to any new medical devices or procedures it develops during the term of the agreement. We have agreed that during, and for one year after, the term of our agreement, we will not manufacture our own, or market any other party’s tension-free vaginal tape product for the treatment of female stress urinary incontinence. If for some reason CL Medical is prohibited from exporting the I-Stop sling into the United States, CL Medical is required to supply us with the components necessary to manufacture, package and label the I-Stop sling for the United States market.

In May 2005, we entered into a one-year exclusive distribution agreement with CL Medical for the United Kingdom. The agreement is renewable for up to 2 years, subject to certain performance requirements of us to distribute the I-Stop sling in Great Britain.

Under the agreements with CL Medical, one of which was modified in October 2006, we are required to purchase a minimum of $527,000 of units in the first 12-month period following January 1, 2006, increasing to $2.7 million of units in the fifth year of the agreement, for an aggregate commitment of approximately $6.9 million of units over the five-year period, subject to periodic adjustment based on the value of the euro. The purchase price is payable in euros.

CystoMedix

In April 2005, we entered into an exclusive manufacturing and distribution agreement with CystoMedix, Inc., an Andover, Minnesota medical device company, to license the exclusive rights to manufacture and market the Urgent PC device for the United States, Canada and all countries recognizing the CE mark. Under our agreement with CystoMedix, we are responsible for regulatory applications and compliance within all markets outlined in the agreement. Although the Urgent PC as marketed by CystoMedix was CE marked and 510(k) cleared, following minor revisions to the product, we secured 510(k) clearance for our device in October 2005 and CE mark approval in November 2005. In 2006, we developed a second generation Urgent PC and received 510(k) clearance, CE mark approval and Canadian regulatory approval to sell our second generation Urgent PC system. We launched this product for sale in Europe in September 2006 and in the United States in October 2006.and initiated trade-out programs to exchange the old device with the new device. Our new device provides an enhanced user interface, programmed treatment settings, visual and auditory feedback during device operation.

Our agreement with CystoMedix is for five years, with no right to renew it. In connection with the agreement, we purchased 75% of CystoMedix’s inventory of component parts and subassemblies for $25,000. We paid an initial royalty payment of $225,000 in May 2005 and paid an additional aggregate of $250,000 in royalties in monthly installments through May 2006. During the agreement’s term, we also will pay CystoMedix further royalties of 7% of our net product revenues from the sale of licensed products, offset by payments made against the above $250,000 amount. We have agreed to sell licensed products we manufacture back to CystoMedix, on a non-exclusive basis, on terms and for such price as we may mutually negotiate for CystoMedix’s own sales outside of the territories exclusively licensed to us.

Between January 2006 and June 2008, we may elect to purchase all of CystoMedix’s assets. The option price is $3,485,000, reduced by up to $50,000 of liabilities assumed by us. However, the $3,485,000 amount used to compute the option price will increase at a rate of 10% per year after April 2007. The option price is payable in shares of our common stock valued at the average of the closing bid price of our shares for the 20 trading days prior to our exercise of the option. If we exercise our option, we will also assume up to $1.4 million of bridge loan advances made to CystoMedix by its Chairman. We would repay up to $1.1 million of the bridge loan advances at closing and would issue our common stock for the balance of the bridge loan based on the above option price. We also have certain rights of first refusal to acquire CystoMedix’s assets in the event CystoMedix receives a third party offer in advance of any exercise of our option.

Manufacturing and Suppliers

We manufacture our tissue bulking products at our own facilities. Components are manufactured in the United States, and finished products are manufactured in The Netherlands. Our facilities utilize dedicated heating, ventilation and high efficiency particulate air (HEPA) filtration systems to provide a controlled working environment. Trained production technicians perform all critical manufacturing processes in a cleanroom environment according to established written procedures. An outside vendor sterilizes our products using validated methods and returns the products to us for final inspection and testing.

Our manufacturing facilities and systems are periodically audited to ensure compliance with ISO 13485 (medical device quality management systems), and applicable European and Canadian medical device requirements. Our European facilities and systems were last audited by AMTAC Certification Services in October 2006. No major deficiencies were noted, and we were found to be in compliance with all standards and requirements audited. Prior to marketing our products in the United States, our facilities need to be compliant with FDA’s Quality System Regulations and will be subject to additional state, local, and federal government regulations applicable to the manufacture of our products. In connection with its review of our pre-market approval application for Macroplastique, FDA recently completed its inspection of our manufacturing facilities in Minneapolis, Minnesota and Eindhoven, The Netherlands, with no findings noted.

CL Medical in Lyon, France manufactures the I-Stop sling. Pursuant to our distribution agreement with CL Medical, we are the exclusive distributor of the I-Stop sling in the United States and the United Kingdom. Among other things, we are required to purchase a minimum number of I-Stop product sets from CL Medical. We have minimum purchase requirements of $527,000 of units in the first 12-month period following January 1, 2006, increasing to approximately $2.7 million of units over a five-year period, subject to periodic adjustment based on the value of the euro. CL Medical has agreed to supply us the I-Stop sling with the product’s entire requirements, sterilized, packaged, labeled and ready for sale, all manufactured in accordance with FDA laws and regulations. The agreement has an initial term of six years, with successive five-year renewal terms at our option.

Under our manufacturing and distribution agreement with CystoMedix, Inc., we are responsible for establishing our own manufacturing facility or for subcontracting the manufacture of the Urgent PC device. We currently subcontract the manufacture of major subassemblies for the product.

We purchase medical grade materials for use in our finished products from single source suppliers. Our quality department has qualified these suppliers. Although we believe our sources of supply could be replaced if necessary without due disruption, it is possible that the process of qualifying suppliers for certain raw materials could cause an interruption in our ability to manufacture our products, which could have a negative impact on sales. In fact, one of the suppliers of a component material of our Macroplastique product recently ceased production of this material. We have located an alternative supplier.

Competition

The market for voiding dysfunction products is intensely competitive. We face competition from existing manufacturers of management and curative treatments, competing manufacturers of commercially available bulking agents, sling products and neurostimulation devices, drug companies and firms developing new or improved treatment methods. We believe the principal decision factors among treatment methods include physician and patient acceptance of the method, with increasing preferences for minimally invasive and office-based therapies, therapeutic cost, availability of third party reimbursement, marketing and sales capability and the existence of meaningful patent protection. Our ability to compete in this market will also depend on the consistency of our product quality as well as delivery and product pricing. Other factors within and outside our control include our product development and innovation capabilities, clinical study results, ability to obtain required regulatory approvals, ability to protect our proprietary technology, manufacturing and marketing capabilities and ability to attract and retain skilled employees.

Soft-tissue injectable bulking agents competing directly with Macroplastique both outside and in the United States include Contigen® and Tegress®, both FDA-approved bulking agents manufactured by C.R. Bard, Inc.; Zuidex® and Deflux® (Deflex FDA approved for VUR use only) manufactured by Q-Med AB; Durasphere®(FDA-approved for female SUI) manufactured by Carbon Medical Technologies; and Coaptite® manufactured by BioForm, Inc. In contrast to the products currently approved for sale both inside and outside this country, Macroplastique, marketed outside the United States since 1991, is a synthetic material that will not degrade, become resorbed or migrate, and does not require the patient to have a skin test prior to the procedure. The silicone-elastomer material has been studied for over 50 years in medical use for such urological applications as penile implants, stents and catheters. Our patented Macroplastique Implantation

System offers a unique, non-endoscopic, minimally invasive outpatient procedure that can be performed in the physician’s office.

Sling procedures have become the preferred method for treating urethral hypermobility. The tension-free sling market is dominated by Gynecare’s TVT Tension-free Support device. Other companies competing in this market include American Medical Systems, C.R. Bard, Boston Scientific and Coloplast A/S. We believe our current I-Stop sling offers benefits of multiple surgical approaches for the physician and a tape design to resist stretching, deformity (i.e., preventing the “cord effect”) and fragmentation. In partnership with CL Medical, we are developing an in-office sling product to meet changing market requirements.

The Urgent PC neurostimulation device is an alternative to the more invasive Medtronic InterStim® device. The Medtronic unit, which stimulates the sacral nerve, requires surgical implantation in the upper buttocks or abdomen. In contrast, the Urgent PC device allows minimally invasive stimulation of the sacral nerve plexus in an office-based setting without surgical intervention. Neotonus markets a non-surgical device to deliver extracorporeal magnetic neuromodulation. In addition, Boston Scientific’s Bion® Microstimulator, a device implanted with a needle-like instrument to stimulate the pudendal nerve, is CE mark approved for the treatment of urinary urge incontinence and is undergoing clinical studies in the United States.

Many medications treat urge incontinence, some by preventing unwanted bladder contractions, others by tightening the bladder or urethra muscles and some by relaxing bladder muscles. Sometimes, these drugs have unwanted side effects such as dry mouth, vision problems or urine buildup. Among these medications are Detrol® (Pfizer Inc.), Ditropan® (Alza Corporation) and Flomax® (Abbott Laboratories).

Many of our competitors and potential competitors have significantly greater financial, manufacturing, marketing and distribution resources and experience than us. In addition, many of our competitors offer broader product lines within the urology market, which may give these competitors the ability to negotiate exclusive, long-term supply contracts and to offer comprehensive pricing for their products. It is possible other large health care and consumer products companies may enter this industry in the future. Furthermore, smaller companies, academic institutions, governmental agencies and other public and private research organizations will continue to conduct research, seek patent protection and establish arrangements for commercializing products. These products may compete directly with any products that we may offer in the future.

Government Regulation

The testing, manufacturing, promotion, marketing and distribution of our products in the United States, Europe and other parts of the world are subject to regulation by numerous governmental authorities, including the U.S. Food and Drug Administration, or FDA, the European Union and other analogous agencies.

United States

Our products are regulated in the United States as medical devices by FDA under the Food, Drug and Cosmetic Act, or FDC Act. Noncompliance with applicable requirements can result in, among other things:

•	fines, injunctions, and civil penalties;

•	recall or seizure of products;

•	operating restrictions, or total or partial suspension of production;

•	denial of requests for 510(k) clearance or pre-market approval of new products;

•	withdrawal of existing approvals; and

•	criminal prosecution.

Depending on the degree of risk posed by the medical device and the extent of controls needed to ensure safety and effectiveness, there are two pathways for FDA marketing clearance of medical devices. For devices deemed by FDA to pose relatively less risk (Class I or Class II devices), manufacturers, in most instances, must submit a pre-market notification requesting permission for commercial distribution; known as 510(k)

clearance. Devices deemed by FDA to pose the greatest risk (Class III devices), such as life-sustaining, life-supporting or implantable devices, or a device deemed not to be substantially equivalent to a previously cleared 510(k) device, require the submission of a pre-market approval application. FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.

510(k) Clearance.  To obtain 510(k) clearance, the pre-market notification must demonstrate that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a previously 510(k) cleared device or a device that was commercially distributed before May 28, 1976 and for which FDA has not yet called for submission of a pre-market approval application. FDA attempts to respond to a 510(k) pre-market notification within 90 days of submission of the notification, but the response may be a request for additional information, sometimes including clinical data. As a practical matter, 510(k) clearance can take significantly longer than 90 days, including up to one year or more.

After a device receives 510(k) clearance for a specific intended use, modifications or enhancements that could significantly affect the safety or effectiveness of the device or that would constitute a major change to the intended use of the device will require a new 510(k) pre-market notification submission or could require pre-market approval. FDA requires each manufacturer to make this determination initially, but FDA can review any such decision. If FDA disagrees with a manufacturer’s determination that a new clearance or approval is not required for a particular modification, FDA can require the manufacturer to cease marketing or recall the modified device until 510(k) clearance or pre-market approval is obtained. Also, in these circumstances, a company may be subject to significant regulatory fines or penalties.

Pre-market Approval.  A pre-market approval, or PMA, application must be submitted if the device cannot be cleared through the 510(k) process. The PMA process is much more demanding than the 510(k) notification process. A PMA applicant must provide extensive preclinical and clinical trial data as well as information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the PMA process, applicants must file an Investigational Device Exemption, or IDE, application prior to commencing human clinical trials. If the IDE application is approved by FDA, human clinical trials may begin at a specific number of investigational sites with a maximum number of patients. The results of clinical testing may not be sufficient to obtain approval of the product.

After FDA determines that a PMA submission is complete, FDA accepts the submission and begins an in-depth review of the submitted information. FDA, by statute and regulation, has 180 days to review an accepted PMA submission, although the review generally occurs over a significantly longer period of time, and can take up to several years. During this review period, FDA may request additional information, testing or clarification of information already provided. Also during this review period, an advisory panel of experts from outside FDA may be convened to review and evaluate the application and provide recommendations to FDA as to the approvability of the device. In addition, FDA will conduct clinical inspections at investigational sites and a pre-approval inspection of the manufacturing facility to ensure compliance with FDA’s Quality System Regulations. New PMA submissions or supplemental PMA submissions are required for significant modifications to the manufacturing process, labeling, use and design of a device that is approved through the PMA process. Pre-market approval supplements often require submission of the same type of information as a PMA submission, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA submission, and may not require as extensive clinical data or the convening of an advisory panel.

Continuing FDA Regulation.  After a device is placed on the market, numerous regulatory requirements apply. These include:

•	Quality System Regulations, which require manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling and promotional activities;

•	medical device reporting regulations, which require that manufacturers report to FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serous injury if it were to recur; and

•	notices of correction or removal, and recall regulations.

FDA Approval Status of Our Products.  FDA has determined that urethral bulking agents, such as Macroplastique, are Class III devices and require FDA clearance of a pre-market approval submission. In 1999, FDA approved our IDE application with respect to Macroplastique for the treatment of female stress urinary incontinence. In 2000, we commenced a multi-center human clinical trial using Macroplastique in a minimally invasive, office-based procedure for treating female stress urinary incontinence resulting from internal sphincter deficiency, or a weakening of the muscles that seal off the flow of urine. In December 2004, FDA accepted for filing our pre-market approval submission with respect to Macroplastique for the treatment of female stress urinary incontinence. In September 2006, we received an approvable letter from FDA relating to our pre-market approval application for Macroplastique Implants. The receipt of the approvable letter follows FDA’s completion of the scientific review of the safety and efficacy of Macroplastique. FDA determined that our pre-market approval application is approvable subject to FDA audit of our manufacturing facilities, methods and controls for compliance with applicable Quality System Requirements. FDA completed its inspection of our manufacturing facilities in Minneapolis, Minnesota and Eindhoven, The Netherlands, with no findings noted. We expect to begin marketing the product in the United States during 2007, assuming FDA approves our PMA application. However, we cannot ensure when or if FDA will ultimately approve our marketing of Macroplastique in the United States or that we can market the product profitably.

In August 2005, the I-Stop product received 510(k) clearance for sale within the United States.

The Urgent PC device previously received 510(k) clearance for sale within the United States. However, following product revisions, we submitted our own 510(k) pre-market application in August 2005. In October 2005, our initial version of the Urgent PC device received 510(k) clearance for sale within the United States. In July 2006, our second generation Urgent PC device received 510(k) clearance for sale within the United States.

FDA Oversight of Manufacturing Operations.  The FDC Act requires that medical devices be manufactured in accordance with FDA’s current Quality System Regulations, which require, among other things, that we:

•	regulate our design and manufacturing processes and control them by the use of written procedures;

•	investigate any deficiencies in our manufacturing process or in the products we produce;

•	keep detailed records and maintain a corrective and preventative action plan; and

•	allow FDA to inspect our manufacturing facilities on a periodic basis to monitor our compliance with Quality System Regulations.

Our manufacturing facilities and processes have been inspected and certified in compliance with ISO 13485, applicable European medical device directives and Canadian Medical Device Requirements. FDA is currently auditing our manufacturing facilities for compliance with Quality System Regulations. We cannot ensure you that our facilities and processes will be found to comply with Quality System Regulations and there is a risk that approval will, therefore, be delayed by FDA until such compliance is achieved.

European Union and Other Regions

The European Union has adopted rules that require that medical products receive the right to affix the CE mark, which stands for Conformité Européenne. The CE mark demonstrates adherence to quality assurance standards and compliance with relevant European medical device directives. Products that bear the CE mark can be imported to, sold or distributed within, the European Union.

We received CE marking approval for Macroplastique in 1996 for the treatment of male and female stress urinary incontinence and vesicoureteral reflux; for VOX in 2000 for vocal cord rehabilitation applications; for

PTQ in 2002 for the treatment of fecal incontinence; and for Bioplastique in 1996 for dermal augmentation applications. Our manufacturing facilities and processes have been inspected and certified by AMTAC Certification Services, a recognized Notified Body, testing and certification firm based in the United Kingdom. The I-Stop sling received CE marking approval in July 2002. CystoMedix, the company that granted us rights to manufacture and distribute the Urgent PC nerve stimulation device, obtained its own CE mark. Our initial version of the Urgent PC device received CE marking approval in November 2005. Our second generation Urgent PC device received CE marking approval and approval from the Canadian Therapeutic Products Directorate of Health in June 2006.

We currently sell our products in approximately 40 foreign countries, including those within the European Union. Requirements pertaining to medical devices vary widely from country to country, ranging from no health regulations to detailed submissions such as those required by FDA. We have obtained regulatory approval where required for us to sell our products in the country. We believe the extent and complexity of regulations for medical devices such as those produced by us are increasing worldwide. We anticipate that this trend will continue and that the cost and time required to obtain approval to market in any given country will increase.

Third-Party Reimbursement

In the United States as well as in foreign countries, sales of our products will depend in part on the availability of reimbursement from third-party payors. Outside of the United States, government managed health care systems and private insurance control reimbursement for devices and procedures. Reimbursement systems in international markets vary significantly by country. In the European Union, reimbursement decision-making is neither regulated nor integrated at the European Union level. Each country has its own system, often closely protected by its corresponding national government. Reimbursement for Macroplastique has been successful in multiple international markets where hospitals and physicians have been able to get budgets approved by fund-holder trusts or global hospital budgets.

In the United States, third-party payors consist of government programs, such as Medicare, private health insurance plans, managed care organizations and other similar programs. For any product, three factors are critical to reimbursement:

•	coding, which ensures uniform descriptions of procedures, diagnoses and medical products;

•	coverage, which is the payor’s policy describing the clinical circumstances under which it will pay for a given treatment; and

•	payment amount.

Reimbursement for tension-free sling products has been addressed by numerous competitors. As a result, coding, coverage and payment for the I-Stop is already well established.

As a relatively new therapy, nerve stimulation using the Urgent PC has not been assigned a reimbursement code unique to the technology. However, a number of practitioners are using an existing reimbursement code that closely describes the procedure. In addition, Aetna and Blue Cross Blue Shield of Minnesota and Maryland have published policies providing coverage for PTNS under an existing reimbursement code. We will need to continue to work with third-party payers for coverage policies and the American Medical Association to develop definitive and uniform reimbursement for the therapy. In addition, we will need to provide customer reimbursement as we market the product and secure medical community acceptance.

We believe there are appropriate codes available to describe endoscopic use of Macroplastique to treat female SUI. Following FDA approval to market Macroplastique, we expect we will need to foster coverage policies and payer acceptance to support the United States launch. There is no guarantee that Macroplastique will be reimbursed at the levels expected by us, if at all.

Patents, Trademarks and Licenses

Our success depends in part on our ability to obtain and maintain patent protection for our products, preserve our trade secrets and operate without infringing the proprietary rights of third parties. We seek to protect our technology by filing patent applications for patentable technologies we consider important to the development of our business based on an analysis of the cost of obtaining a patent, the likely scope of protection and the relative benefits of patent protection compared to trade secret protection, among other considerations.

We hold multiple patents covering our Macroplastique materials, processes and applications. As of the date of this prospectus, we have four issued patents in the United States and 19 granted patents in the United Kingdom, Japan, Germany, France, Spain, Italy, Portugal, The Netherlands and Canada. Our patents will expire in the United States at various times between 2011 and 2016 and in other countries between 2009 and 2017. There can be no assurance any of our issued patents are of sufficient scope or strength to provide meaningful protection of our products. In addition, there can be no assurance any current or future United States and foreign patents of ours will not be challenged, narrowed, invalidated or circumvented by competitors or others, or that our patents will provide us with any competitive advantage. Any legal proceedings to maintain, defend or enforce our patent rights could be lengthy and costly, with no guarantee of success. CystoMedix and CL Medical also have certain patent rights which they licensed to us as part of their respective manufacturing and distribution agreements. We also have pending United States patent applications with respect to our second generation Urgent PC.

In 1992, we agreed to settle alleged patent infringement claims by Collagen Corporation (now Inamed Corporation). Under the settlement agreement, we paid Collagen a royalty of 5% of net sales in the United States of Macroplastique products with a minimum of $50,000 per year. The agreement terminated on May 1, 2006.

Although we intend to apply for additional patents and vigorously defend issued patents, management believes our business success will depend primarily upon our development and marketing skills, and the quality and economic value of our products rather than on our ability to obtain and defend patents.

We also seek to protect our trade secrets by requiring employees, consultants, and other parties to sign confidentiality agreements and noncompetition agreements, and by limiting access by outside parties to confidential information. There can be no assurance, however, these measures will prevent the unauthorized disclosure or use of this information or that others will not be able to independently develop this information.

We have registered Macroplastique and Bioplastique as trademarks with the U.S. Patent and Trademark Office. Our non-registered trademarks include VOX and PTQ, for which trademark registration applications are pending in the U.S. Patent and Trademark Office. CystoMedix has U.S. registration of the Urgent PC trademark and has licensed the mark to us as part of our exclusive manufacturing and distribution agreement. In addition, CL Medical has licensed its non-registered trademark for the I-Stop sling to us as part of our agreement with it.

We have a royalty agreement with three individuals, two of whom are former officers and directors. Under this royalty agreement, we pay aggregate royalties of 3 to 5% of net sales of Macroplastique and Bioplastique, subject to a monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010.

In October 1998, we received an absolute assignment from a British surgeon of a worldwide patent relating to the Macroplastique Implantation System in return for a royalty of £10 for each unit sold during the life of the patent. We began commercialization of the product outside the United States in March 2000.

Research and Development

We have a research and development program to develop new incontinence products. We are also continually evaluating potential improvements to our products as well as new methods and devices. Research and development expenses also include the costs of clinical studies and regulatory compliance. Our expenditures for research and development totaled approximately $3.3 million for fiscal 2006 and approximately $2.3 million for fiscal 2005. None of these costs were borne directly by our customers.

Product Liability

The medical device industry is subject to substantial litigation. As a manufacturer of a long-term implantable device, we face an inherent risk of liability for claims alleging adverse effects to the patient. We currently carry $2 million of worldwide product liability insurance, plus another policy specific to the United Kingdom only. There can be no assurance, however, our existing insurance coverage limits are adequate to protect us from any liabilities we might incur. There can be no assurance that liability claims will not exceed coverage limits. Product liability insurance is expensive and in the future may not be available to us on acceptable terms, if at all. Furthermore, we do not expect to be able to obtain insurance covering our costs and losses as a result of any product recall. A successful claim in excess of our insurance coverage could materially deplete our assets. Moreover, any claim against us could generate negative publicity, which could decrease the demand for our products and our ability to generate revenues.

Compliance with Environmental Laws

Compliance by us with applicable environmental requirements during fiscal years 2006 and 2005 has not had a material effect upon our capital expenditures, earnings or competitive position.

Dependence on Major Customers

During fiscal 2006, two customers individually accounted for approximately 14% and 11% of our net sales. During fiscal 2005, the same two customers individually accounted for approximately 15% and 11% of our net sales.

Employees

As of October 9, 2006, we had 51 employees, of which 49 were full-time and 2 were part-time. No employee has a collective bargaining agreement with us. We believe we maintain good relations with our employees.

Properties

Effective May 1, 2006, we moved our corporate headquarters to a 18,258 square foot facility located in Minnetonka, Minnesota. The Minnetonka property is subject to a lease that extends for a term of 96 months. We own 9,774 square feet of office and warehouse space in Geleen, The Netherlands. We will vacate our 6,205 square foot facility in Minneapolis, Minnesota, by the end of October 2006. We also lease 5,800 square feet of office, warehouse, laboratory and manufacturing space through June 2012 in Eindhoven, The Netherlands.

Legal Proceedings

We are not currently a party to any pending legal proceeding.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors:

Name	Age	Position

R. Patrick Maxwell	62	Chairman
David B. Kaysen	57	President, Chief Executive Officer and Director
Thomas E. Jamison	46	Director
Lee A. Jones	49	Director
James P. Stauner	52	Director
Sven A. Wehrwein	55	Director
Mahedi A. Jiwani	58	Vice President, Chief Financial Officer and Treasurer
Susan Hartjes Holman	52	Chief Operating Officer and Secretary
Larry Heinemann	54	Vice President Sales & Marketing
Arie J. Koole	42	Controller and Managing Director Dutch subsidiaries
Marc M. Herregraven	41	Vice President of Manufacturing

R. Patrick Maxwell has served as Chairman of our Board since June 2006 and has served as a director of our company since April 1994. Mr. Maxwell has over 30 years of experience as a turn around management specialist, an entrepreneur and executive in both the business and non-profit sectors. Mr. Maxwell has been CEO of Entronix Inc. since November 2005. Mr. Maxwell is cofounder and a director of Telnet Services Limited of Auckland, New Zealand since September 1995, cofounder and Chief Financial Officer of Tele Resources, Inc. since October 1996 and Chief Financial Officer of Magnum Tire Corporation since March 2003. Mr. Maxwell has served on numerous boards of directors of both business and charitable organizations. He has a B.A. in philosophy from St. John’s University and a J.D. from Northwestern University School of Law.

David B. Kaysen has served as our President and Chief Executive Officer and as a director since May 2006. From July 2005 to May 2006, Mr. Kaysen served as President, Chief Executive Officer and a director of Advanced Duplications Services, LLC, a privately-held replicator and duplicator of optical media, such as CDs and DVDs. Between December 2002 and June 2005, he served as President, Chief Executive Officer and a director of Diametrics Medical, Inc., then a publicly-traded manufacturer and marketer of critical care blood analysis systems that provide continuous diagnostic results at point of care. From 1992 to 2002, Mr. Kaysen served as Chief Executive Officer, President and a director of Rehabilicare Inc., since renamed Compex Technologies, Inc., a publicly-traded manufacturer and marketer of electromedical rehabilitation and pain management products for clinician, home and industrial use. Mr. Kaysen currently serves on the board of directors of MedicalCV, Inc. and Zevex International. Mr. Kaysen holds a B.S. in Business Administration from the University of Minnesota.

Thomas E. Jamison became a director of our company in August 2000. Mr. Jamison is a shareholder of Fruth, Jamison & Elsass, P.A., a business litigation firm in Minneapolis, Minnesota. From 1996 to 1999, Mr. Jamison served as an investment banker in the Corporate Finance Department of R.J. Steichen & Company. From 1991 to 1996, Mr. Jamison practiced law at Fruth & Anthony, P.A. in Minneapolis. Mr. Jamison graduated magna cum laude from William Mitchell College of Law in 1991.

Lee A. Jones has been a director of our company since August 2006. She has more than 20 years of healthcare and medical device industry experience. Since 1997, she has served as President and Chief Executive Officer of Inlet Medical, Inc. (a Cooper Surgical company since November 2005), specializing in minimally interventional laparoscopic products. Prior to joining Inlet, she had a 14-year career at Medtronic, Inc., where she held various technical and operating positions, most recently serving as Director, General

Manager of Medtronic Urology/Interstim division. Ms. Jones currently serves as a member of the Board of Directors of Impress Medical, Inc. She holds a B.S. in Chemical Engineering from the University of Minnesota.

James P. Stauner has been a director of our company since August 2006. Mr. Stauner has over 27 years of experience in the healthcare industry. Since July 2005, he has been the Operating Principal with Roundtable Healthcare Partners, a private equity firm focused on the healthcare industry. Prior to joining Roundtable Healthcare Partners, Mr. Stauner held various positions between 1999 and 2005 at Cardinal Health, Inc., most recently as President of the Manufacturing Business Groups and a member of the Senior Management Operating Committee. He holds a B.S. in Business Administration from the University of Illinois.

Sven A. Wehrwein has been a director of our company since August 2006. He has over 25 years of experience in corporate finance and investment banking, including serving as Chief Financial Officer of InStent Inc. and Digi International. Since 1999, he has provided financial-consulting services to emerging growth companies. Mr. Wehrwein also serves on the Board of Directors of Vital Images, Inc., Synovis Life Technologies, Inc., Image Sensing Systems, Inc. and Van Wagoner Funds, Inc. He holds a Masters of Management degree in Finance from the Sloan School at the Massachusetts Institute of Technology and is a Certified Public Accountant

Mahedi A. Jiwani has served as our Vice President, Chief Financial Officer and Treasurer since November 2005. From 2003 to 2005, Mr. Jiwani served as Chief Financial Officer of M.A. Gedney Company, a Minnesota-based food products distributor. Between 1997 and 2003, he was employed by Telex Communications, Inc., most recently as Vice President of Finance. Mr. Jiwani holds an M.B.A. and a Master of Engineering from the University of Minnesota.

Susan Hartjes Holman has served as our Chief Operating Officer since November 2002 and as Secretary since September 1996. She served as our Vice President of Operations and Regulatory Affairs from November 1994 to October 2002. She joined Bioplasty, Inc. in September 1991 as Director of Operations and served as Vice President of Operations and Regulatory Affairs from April 1993 until May 1996. Ms. Holman was Director of Operations at Bio-Vascular, Inc. in St. Paul, Minnesota from November 1989 to September 1991. Prior to that time, she served at various other pharmaceutical and medical device companies in management positions in manufacturing, quality assurance, and research. Ms. Holman has B.A. degrees in Biology-Microbiology and Biomedical Science from St. Cloud State University, and has done graduate work in the biological sciences. Ms. Holman is a Senior Member and a Certified Quality Auditor of the American Society for Quality, has served several years on its Executive Committee and subcommittees, and is a member of the Regulatory Affairs Professionals Society and its Ethics Task Force, and the Henrici Society for Microbiologists. She has served on several national and international scientific and regulatory committees, and is a cofounder for the Biomedical Focus Conference and the Biomedical Consortium, Minneapolis, Minnesota.

Larry Heinemann joined us in September 1998 as Director of Sales for North and South America. In July 1999, Mr. Heinemann was promoted to Vice President of Sales and Marketing and in August 2001, he was appointed as Vice President of Marketing & Corporate Development. In August 2003, he was again appointed to his current position as our Vice President of Sales and Marketing. Mr. Heinemann holds a B.S. in marketing and personnel management from the School of Business of Eastern Illinois University.

Arie J. Koole joined Bioplasty B.V. in May 1993 as Financial Manager in The Netherlands. Since January 2000, he has been the Managing Director of our subsidiaries in The Netherlands. In June 1996, Mr. Koole was appointed as Director of Finance and in January 2000, Mr. Koole was appointed as our Controller. From 1987 to 1993, Mr. Koole was a financial auditor with the international accounting firm Deloitte & Touche in The Netherlands. Mr. Koole has a bachelors degree in Business Economics.

Marc M. Herregraven has served as our Vice President of Manufacturing since November 2002. He joined Bioplasty, Inc. in April 1992 as Plant Manager, and became Director of Manufacturing in 1994 and Director of Operations in 1999. Previously, he served with Advanced Bio-Surfaces, Inc., a Minnesota-based medical device developer, as Director of Manufacturing, and with Bio-Vascular, Inc., a Minnesota-based medical device manufacturer, in an engineering function. Mr. Herregraven has a B.S. in Mechanical Engineering and has been a member of the American Society for Quality since 1996.

Board Composition

Our board of directors currently consists of five directors and is divided into three classes. The members of each class serve for a three-year term. At each annual meeting of shareholders, a class of directors will be elected for a three-year term.

Corporate Governance

Compensation Committee

The members of our Compensation Committee are Messrs. Jamison (Chair) and Stauner and Ms. Lee. The function of the Compensation Committee is to set the compensation for officers, to set the terms of and grants of awards under our stock option plans and to act on other matters relating to compensation as the committee deems appropriate.

Audit Committee

The members of our Audit Committee are Messrs. Wehrwein (Chair), Maxwell and Jamison. The Audit Committee assists the board by reviewing the integrity of our financial reporting processes and systems of internal controls, the qualifications, independence and performance of our independent registered public accounting firm and our compliance with certain legal and regulatory requirements. Our Audit Committee has the sole authority to retain, compensate, oversee and terminate our independent registered public accounting firm. The Audit Committee reviews our annual audited consolidated financial statements, quarterly consolidated financial statements and filings with the SEC. The Audit Committee reviews reports on various matters, including our critical accounting policies, significant changes in our selection or application of accounting principles and our internal control processes. The Audit Committee also pre-approves all audit and non-audit services performed by our independent registered public accounting firm.

Our board of directors has determined that all members of the Audit Committee are “independent” directors under SEC rules and has determined that Mr. Wehrwein qualifies as an “audit committee financial expert” under the rules of the SEC.

Nominating Committee

Our board of directors created a Nominating Committee effective October 1, 2005. The members of our Nominating Committee are Messrs. Maxwell (Chair) and Stauner and Ms. Jones. The purpose of the Nominating Committee is to identify qualified individuals for membership on the board and recommend to the board the nominees for election at our annual meetings of shareholders.

Our board of directors and the Nominating Committee believe the committee’s current member composition satisfies the American Stock Exchange’s (“AMEX”) rule governing committee composition, including the requirement that committee members all be “independent directors” as that term is defined by AMEX rules.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, Controller and other finance organization employees. The Code of Ethics is publicly available as an exhibit to our Annual Report on Form 10-KSB for the year ended March 31, 2004.

Director Compensation

During fiscal 2006, we paid non-employee independent board members $500 per board meeting and $500 per Audit Committee meeting attended. In addition, directors participated in our stock option plan.

On August 16, 2006, the Board adopted a new compensation plan for non-employee directors. All non-employee directors receive an annual fee of $10,000 payable in cash in four equal quarterly installments of $2,500, and attendance fees of $1,000 per in-person board meeting, $500 per telephonic board meeting, and $500 per committee meeting. In addition, the Chairs of the Board, Audit Committee and Compensation Committee are paid an additional annual fee of $1,500, $750 and $500 per year, respectively, payable in the quarter of appointment.

All non-employee directors also receive an automatic grant of stock options upon such director’s initial appointment or election to the Board for 45,000 shares of common stock, one-third of which vests on the date of grant and the first and second anniversaries thereafter. Each non-employee director will be granted an annual stock option for 15,000 shares of common stock all of which are vested on the date of grant, except that such annual grant does not commence for newly appointed or elected directors until one year following full vesting of the initial grant.

On August 28, 2006, in connection with their initial appointment to our board, we granted to each of Ms. Jones, Mr. Stauner and Mr. Wehrwein an option to purchase 45,000 shares of our common stock at an exercise price of $1.82 per share.

We pay no additional remuneration to Mr. Kaysen for serving as director.

Mr. Pitlor, a former director, received $2,000 per month as consulting fees from us under an annually renewable consulting agreement dated January 2, 2002. This contract terminated effective June 30, 2005.

Executive Compensation

The following table sets forth, in summary form, the compensation earned in fiscal years 2006, 2005 and 2004 by our Chief Executive Officers and each of the other four most highly compensated executive officers (whom we refer to collectively as the “named executive officers”). Mr. Kaysen joined us as our President and Chief Executive Officer in May 2006.

Summary Compensation Table

				Long Term
		Annual Compensation		Compensation Awards
		Salary	Bonus	Securities Underlying
Name and Principal Position	Fiscal Year	($)	($)	Options (#)

Sam B. Humphries(1)	2006	241,961	88,880	—
Former President and CEO	2005	50,558	29,875	400,000
Daniel G. Holman(2)	2006	251,364	—	—
Former Chairman, CEO and CFO	2005	224,019	—	100,000
	2004	212,192	—	—
Mahedi A. Jiwani(3)	2006	60,577	15,050	100,000
Vice President, CFO and Treasurer
Susan Hartjes Holman	2006	164,231	—	—
COO	2005	153,692	—	75,000
	2004	145,754	—	—
Arie J. Koole	2006	139,428	—	—
Controller	2005	137,219	—	50,000
Managing Director Dutch subsidiaries	2004	120,546	—	—
Larry Heinemann	2006	142,691	26,782	—
VP Sales & Marketing	2005	106,346	17,960	75,000
	2004	91,692	15,500	—

(1)	Mr. Humphries served as our President and Chief Executive Officer from January 1, 2005 to April 26, 2006.

(2)	Mr. Holman resigned as our President and Chief Executive Officer effective January 1, 2005 and as our Chief Financial Officer effective November 2005. Mr. Holman continued to serve as a director until he passed away on June 1, 2006.

(3)	Mr. Jiwani joined us as our Vice President, Chief Financial Officer and Treasurer in November 2005.

Option Grants in Fiscal 2006

The following table sets forth information concerning options granted to each of the named executive officers during fiscal year 2006. The outstanding options listed below may be exercised only upon the vesting of the options. Mr. Jiwani’s options are 100% vested.

Option Grants in Fiscal 2006

Individual Grants
	Number of	Percentage of
	Securities	Total Options
	Underlying	Granted to
	Options	Employees in	Exercise Price	Expiration
Name	Granted	Fiscal 2006	($/Unit)	Date

Sam B. Humphries	—	—	—	—
Daniel G. Holman	—	—	—	—
Mahedi A. Jiwani	100,000	30%	3.00	11/14/2015
Susan Hartjes Holman	—	—	—	—
Arie J. Koole	—	—	—	—
Larry Heinemann	—	—	—	—

Option Exercises in Fiscal 2006 and Fiscal Year-End Option Values

None of our named executive officers exercised stock options during fiscal 2006. The following table sets forth the number of shares of common stock subject to options and the value of those options held by each of the named executive officers as of March 31, 2006. The table assumes a per share price of $2.34, which was the closing bid price on March 31, 2006.

					Value of Unexercised
			Number of Securities		In-the-Money
	Shares	Value	Underlying Unexercised		Options at
	Acquired on	Realized	Options at Fiscal Year End (#)		Fiscal Year End ($)
Name	Exercise	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Sam B. Humphries	—	—	468,000	12,000	1,620	1,080
Daniel G. Holman	—	—	180,000	—	62,000	—
Mahedi A Jiwani	—	—	100,000	—	—	—
Susan Hartjes Holman	—	—	117,000	8,000	39,680	9,920
Arie J. Koole	—	—	88,666	8,000	39,680	9,920
Larry Heinemann	—	—	113,666	8,000	39,680	9,920

Employment Agreements

Mr. Kaysen.  We entered into an employment agreement dated May 17, 2006 with David B. Kaysen, our President and Chief Executive Officer. The agreement provides him with an annual base salary of $255,000, subject to annual review. He is entitled to receive an annual cash bonus, not to exceed 50% of his base salary, based on achievement of certain financial and business milestones. For fiscal 2007, he is entitled to a minimum cash bonus of 25% of his base salary. We will reimburse him up to $11,500 annually for his personal life and disability insurance policies. We also granted him options, with a 10-year term, to acquire 300,000 shares of our common stock at an exercise price of $2.50 per share. The options vest in one-third installments on the start date of his employment and first and second anniversaries of the signing date of his agreement. However, Mr. Kaysen must be employed with us through the applicable anniversary date in order to vest in the options for such anniversary date.

The employment agreement has a one-year term, unless terminated earlier, and will continue to automatically renew on a year-to-year basis. If we terminate the agreement without “good cause” (as defined in the agreement), we will pay Mr. Kaysen an amount equal to 100% of his then annual base salary as severance pay. However, if we terminate his employment without good cause in connection with a change in control of Uroplasty, Inc., we will pay him an amount equal to 160% of his then annual base salary as severance pay.

Mr. Jiwani.  Effective November 14, 2005, we entered into an employment agreement with Mr. Jiwani that provides for an initial base salary of $175,000. He is also entitled to receive annual bonuses based on achievement of financial and business milestones to be agreed upon. We have granted him ten-year options to purchase 100,000 shares of our common stock at an exercise price of $3.00 per share which is equal to the closing price of our stock on the American Stock Exchange on the start date of his employment. These options are not under any of our option plans and will not be treated as incentive options under the Internal Revenue Code of 1986. His stock options were scheduled to vest 25% on his start date and on each of the first, second and third anniversaries of his employment. Nevertheless, he must be employed with us for at least one year in order to exercise any of his options. His options would also vest if we terminate his employment without good cause (including upon non-renewal of his employment annually) and upon particular changes in control of us. Notwithstanding the terms of his employment agreement, on February 2, 2006, the Board approved a plan, accelerating the vesting of these options, effective February 2, 2006. He may exercise vested options by paying cash or on a net cashless basis. We have agreed to include the shares underlying Mr. Jiwani’s options on an S-8 registration statement with the SEC.

We have agreed to pay severance compensation at varying levels to Mr. Jiwani in the event of termination of his employment, including if we do not annually renew his employment agreement. He has agreed to a one-year non-competition agreement with us after any termination of employment.

Mr. Holman.  Effective January 1, 2005, we entered into an employment and consulting agreement with Daniel G. Holman. Under this agreement, Mr. Holman agreed to serve as Chairman of our Board during the first year of the agreement and as a part-time consultant with the continuing title of Chairman during the second year of the agreement. He also served as our Chief Financial Officer. This agreement provided him with a base salary of $239,000 per year during the first year of the agreement, and a consulting fee of $100,000 per year during the second year of the agreement. We also granted him options to purchase 100,000 shares of our common stock at an exercise price equal to $5.19 per share. On February 2, 2006, the Board approved a plan, accelerating the vesting of these options, effective February 2, 2006. On March 27, 2006, we amended Mr. Holman’s employment agreement to allow him to pay the minimum statutory withholding taxes upon the exercise of his options by canceling then-exercisable options in an amount equal to such withholding taxes.

On April 26, 2006, as a result of Mr. Humphries resignation as President and Chief Executive Officer, we amended Mr. Holman’s employment and consulting agreement, pursuant to which he agreed to act as our interim President and Chief Executive Officer for a special consulting fee of $8,333 per month and a particular cash bonus upon certain events which did not occur. Due to illness, on May 8, 2006, we terminated this arrangement and paid his special consulting fees through the end of May 2006. Mr. Holman passed away on June 1, 2006.

Other Employment Agreements.  We also have employment agreements with each of Susan Hartjes Holman and Larry Heinemann. The employment agreement of each executive specifies a base salary subject to annual adjustment by mutual agreement of the employee and us, and a severance payment to the employee upon employment termination without cause as defined. Any severance amounts payable under the agreement are limited to the employee’s base salary for not less than four months and not longer than twelve months after employment termination, depending on the employee’s years of service. Contemporaneously with the execution of their employment agreements, each of these executives executed an Employee Confidentiality, Inventions, Non-Solicitation and Non-Compete Agreement, under which the executive agreed not to disclose confidential information, to assign to us without charge all intellectual property relating to our business which is created or conceived during the term of employment, to not encourage employees to leave our employment for any reason and to not compete with us during the term of employment and for a period of eighteen months thereafter. Also, in connection with the execution of these agreements, we granted these executives varying amounts of stock options to purchase our common stock at the fair market value at date of grant of $7.50 per share. All of these options have lapsed without exercise.

Separation Agreement

On April 26, 2006, we entered into an agreement with Sam B. Humphries relating to his resignation as President and Chief Executive Officer. Under the terms of the agreement, Mr. Humphries received his base salary and company-provided benefits through April 26, 2006. He is not entitled to any severance payments. Mr. Humphries agreed to remain on our Board, subject to the right of the remaining directors to remove him by a majority vote, and to recuse himself from any deliberations or votes relating to any future relationship between us and his new employer, HealthTronics, Inc. The agreement further outlines the scope of Mr. Humphries’ non-competition agreement with us, which includes prohibiting Mr. Humphries (and consequently HealthTronics, Inc.) from engaging in any business activities relating to the diagnosis or treatment of urinary and fecal voiding dysfunctions or initiating or entering into any agreement or other arrangement with a third party relating to the diagnosis or treatment of urinary or fecal voiding dysfunctions. Mr. Humphries resigned from our Board effective August 28, 2006.

2006 Stock and Incentive Plan

On February 2, 2006, our board adopted the Uroplasty, Inc. 2006 Stock and Incentive Plan (the “2006 Plan”). Our shareholders approved the 2006 Plan at a special meeting of the shareholders on May 3, 2006. Our Compensation Committee administers the 2006 Plan.

The 2006 Plan permits the granting of:

•	stock options (including both incentive and non-qualified stock options);

•	stock appreciation rights;

•	restricted stock and restricted stock units;

•	performance awards of cash, stock or property or a combination thereof;

•	phantom stock; and

•	other stock grants or share-based awards.

All awards will be evidenced by an award agreement. Awards may be granted alone, in addition to, in combination with or in substitution for, any other award granted under the 2006 Plan or any other compensation plan of us or our subsidiaries and affiliates. Awards can be granted for no cash consideration or for cash or other consideration as determined by the committee or as required by applicable law. The term of awards will be determined by the committee but may not be longer than 10 years from the date of grant. Any employee, officer, director, consultant, advisor or other natural person providing services to us or our subsidiaries, who is selected by the committee, is eligible to receive an award under the 2006 Plan.

The aggregate number of shares of our common stock that may be issued under the 2006 Plan is 1,200,000. Shares issuable under the 2006 Plan are authorized but unissued shares. The committee may adjust the number of shares available for issuance to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2006 Plan in the event of stock splits, stock dividends, or other changes in our capitalization or for a merger or a similar corporate transaction or event. If any shares of our common stock subject to any award or to which an award relates are forfeited or are reacquired by us, or if any award terminates without the delivery of any shares, the shares previously set aside for such awards will be available for future awards under the 2006 Plan. In addition, prior to February 2, 2016, (i) any previously issued shares, or (ii) shares under an award that are withheld, (in each case of (i) or (ii)) in full or partial payment to us to satisfy part or all of the minimum statutory withholding taxes relating to an award (other than an incentive stock option) will again be available for granting awards under the 2006 Plan. As of October 9, 2006, 1,027,000 shares remain available for grant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In January 2002, we entered into a consulting agreement with Joel R. Pitlor, one of our former directors, for management consulting services. Compensation under the agreement was $2,000 per month. The agreement was terminated as of June 30, 2005.

In April 2003, we entered into a consulting agreement with Executive Advisory Group (EAG) for general management advice and guidance as well as strategic and tactical planning services. Sam B. Humphries, our former President, Chief Executive Officer and director, is President of EAG. We initially paid EAG $4,000 per month for Mr. Humphries’ services, but increased the monthly fee to $6,000 in connection with the increased use of Mr. Humphries’ time. We have also granted EAG a five-year option to purchase up to 50,000 shares of our common stock, exercisable at $2.80 per share. The agreement was terminated on January 1, 2005.

On April 18, 2005, we entered into an exclusive manufacturing and distribution agreement with CystoMedix. Sam B. Humphries, our former President, Chief Executive Officer and director, is a former director and consultant of CystoMedix. In connection with his former service to CystoMedix (which terminated prior to negotiations of this agreement), he received 200,000 options to purchase CystoMedix common stock.

In April 2005, we issued a total of 706,218 of new common stock purchase warrants to holders of our warrants that expired in July 2004. The new warrants are exercisable at $2.00 per share for 90 days after the effective date of the registration statement covering the resale of the shares underlying the warrants. Daniel G. Holman, our former Chairman, Interim President and Chief Executive Officer, received warrants to purchase 66,665 shares of common stock; Susan Hartjes Holman, our COO, received warrants to purchase 1,783 shares of common stock; R. Patrick Maxwell, our Chairman, received warrants to purchase 10,050 shares of common stock; and Larry Heinemann, our Vice President of Sales and Marketing, received warrants to purchase 1,250 shares of common stock.

In March 2006, we entered an agreement with Daniel G. Holman, our former Chairman, Interim President and Chief Executive Officer, to extend the term by which he could exercise 70,000 vested options granted to Mr. Holman under the 1995 Stock Option Plan, the 1997 Stock Option Plan and the 2002 Stock Option Plan from March 31, 2006 to December 31, 2006. We further agreed that Mr. Holman would be fully vested in 10,000 options granted under the 2002 Stock Option Plan, which had not vested upon the termination of his employment as our Chief Financial Officer, and that such options can be exercised through December 31, 2006. We recorded a compensation charge of $105,000 related to this agreement in March 2006. Mr. Holman passed away on June 1, 2006.

On April 26, 2006, we entered into a separation agreement with Sam B. Humphries relating to his resignation as President and Chief Executive Officer. Under the terms of the agreement, Mr. Humphries received his base salary and benefits through April 26, 2006. He did not receive any severance payments in connection with his resignation. Mr. Humphries agreed to remain on our board of directors, subject to the right of the remaining directors to remove him by a majority vote and that he would recuse himself from any deliberations or votes relating to any future relationship between the Company and his new employer, HealthTronics, Inc. The agreement further outlines the scope of Mr. Humphries’ noncompetition agreement with us, which includes prohibiting Mr. Humphries (and, consequently, HealthTronics, Inc.) from engaging in any business activities relating to the diagnosis or treatment of urinary and fecal voiding dysfunctions or initiating or entering into any agreement or other arrangement with a third party relating to the diagnosis or treatment of urinary or fecal voiding dysfunctions. Mr. Humphries resigned from our board of directors effective August 28, 2006.

PRINCIPAL SHAREHOLDERS

The following table sets forth the number and percentage of shares of our common stock beneficially owned as of October 9, 2006, by (i) each person known to us to be the beneficial owner of more than 5% of our common stock, (ii) each director, (iii) each of our named executive officers, and (iv) all directors and executive officers as a group.

The number of shares of our common stock outstanding on October 9, 2006 was 8,411,188. Unless otherwise indicated in the footnotes to the table, the address for each shareholder is c/o Uroplasty, Inc., 5420 Feltl Road, Minnetonka, Minnesota 55343, and to our knowledge, each shareholder identified in the table possesses sole voting and investment power over its shares of common stock, except for those jointly owned with that person’s spouse.

	Number of Shares	Percent of Common
Name of Beneficial Owner	Beneficially Owned	Stock Outstanding

5% Shareholders
SF Capital Partners Ltd(1)	1,390,014	16.5%
Bruce Mindich, M.D.(2)	742,101	8.8%
Heartland Advisors, Inc.(3)	725,000	8.7%
Perkins Capital Management(4)	594,768	7.0%
Sam B. Humphries(5)	468,000	5.3%
Officers and Directors
R. Patrick Maxwell(6)	143,584	1.7%
David B. Kaysen(7)	100,000	1.2%
Thomas E. Jamison(8)	100,100	1.2%
Lee A. Jones(9)	15,000	0.2%
James P. Stauner(10)	15,000	0.2%
Sven A. Wehrwein(11)	15,000	0.2%
Mahedi A. Jiwani(12)	100,000	1.2%
Susan Hartjes Holman(13)	390,409	4.5%
Larry Heinemann(14)	119,750	1.4%
Arie J. Koole(15)	91,666	1.1%
All directors and executive officers as group(16)	1,177,175	12.5%

(1)	The address of SF Capital Partners Ltd. is c/o Stark Offshore Management, LLC, 3600 South Lake Drive, St. Francis, Wisconsin 53235. Excludes 500,000 shares underlying immediately exercisable warrants expiring in April 2010 and 204,167, shares underlying warrant, not exercisable until February 4, 2007, expiring in August 2011. The warrants are subject to exercise caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own in excess of 4.9% and 9.9% of our outstanding common stock, giving effect to such exercise. The holder may waive the 4.9% ownership cap, but such waiver will not be effective until the 61st day after delivery thereof. As a result, the holder is not deemed to be the beneficial owner of the shares underlying the warrants as of October 9, 2006. Michael A. Roth and Brian J. Stark are the managing members of Stark Offshore Management, LLC, which acts as investment manager and has sole power to direct the management of SF Capital Partners. Through Stark Offshore Management, Messrs. Roth and Stark possess voting and dispositive power over the shares held by SF Capital Partners and therefore may be deemed to be beneficial owners of the shares. Messrs. Roth and Stark disclaim such beneficial ownership based on Schedule 13G filed May 3, 2005.

(2)	Dr. Mindich’s address is 200 Route 17 North, Paramus, New Jersey 07652. Of the shares listed, 541,665 shares are directly owned by the Mindich Family Limited Liability Company, the General Member of which is Dr. Mindich. Helaine Brick-Cabot possesses shared voting and investment power over the shares held by Dr. Mindich and the Mindich Family Limited Liability Company and therefore may be deemed to beneficially own those shares. Ms. Brick-Cabot also holds an additional 4,500 shares. Based on Schedule 13D/A-10 filed by Bruce P. Mindich M.D. on September 18, 2006, Schedule 13D/A-9 filed by Helaine Brick-Cabot filed on September 18, 2006, Schedule 13D/A-10 filed by the Mindich Family Limited Liability Company on September 18, 2006 and, four Form 4s filed by Dr. Mindich from July 20, 2006 to August 14, 2006.

(3)	The address of Heartland Advisors, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202. Excludes 62,500 shares underlying warrants, not exercisable until February 4, 2007, expiring in August 2011. The warrants are subject to exercise caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own in excess of 4.9% and 9.9% of our outstanding common stock, giving effect to such exercise. The holder may waive the 4.9% ownership cap, but such waiver will not be effective until the 61st day after delivery thereof. As a result, the holder is not deemed to be the beneficial owner of the shares underlying the warrants as of October 9, 2006. Heartland Advisors and William J. Nasgovitz, President and a principal shareholder of Heartland Advisors, may be deemed to have shared voting and investment power over the shares. Each disclaims beneficial ownership over the shares. The shares are held in an investment advisory account of Heartland Advisors for the benefit of Turn the Tide, LP, a Wisconsin limited partnership.

(4)	The address of Perkins Capital 730 East Lake Street, Wayzata, Minnesota 55391. Includes 85,000 shares that may be acquired upon the exercise of warrants within 60 days of October 9, 2006.

(5)	Includes 468,000 shares that Mr. Humphries may acquire upon exercise of options that are exercisable within 60 days of October 9, 2006. Of the shares listed, 50,000 shares are beneficially owned by the Executive Advisory Group, the President of which is Mr. Humphries.

(6)	Includes 80,000 shares that Mr. Maxwell may acquire upon exercise of options that are exercisable within 60 days of October 9, 2006.

(7)	Includes 100,000 shares that Mr. Kaysen may acquire upon the exercise of options that are exercisable within 60 days of October 9, 2006.

(8)	Includes 80,000 shares that Mr. Jamison may acquire upon exercise of options that are exercisable within 60 days of October 9, 2006.

(9)	Includes 15,000 shares that Ms. Jones may acquire upon the exercise of options that are exercisable within 60 days of October 9, 2006

(10)	Includes 15,000 shares that Mr. Stauner may acquire upon the exercise of options that are exercisable within 60 days of October 9, 2006

(11)	Includes 15,000 shares that Mr. Wehrwein may acquire upon the exercise of options that are exercisable within 60 days of October 9, 2006

(12)	Includes 100,000 shares that Mr. Jiwani may acquire upon exercise of options that are exercisable within 60 days of October 9, 2006.

(13)	Includes 295,000 shares that Ms. Holman may acquire upon exercise of options that are exercisable within 60 days of October 9, 2006 and shares acquired by inheritance from the estate of Daniel G. Holman, Ms. Holman’s deceased spouse. Excludes 253,072 shares owned by the estate of Daniel G. Holman, Ms. Holman’s deceased spouse.

(14)	Includes 115,000 shares that Mr. Heinemann may acquire upon exercise of options that are exercisable within 60 days of October 9, 2006.

(15)	Includes 90,000 shares that Mr. Koole may acquire upon exercise of options that are exercisable within 60 days of October 9, 2006.

(16)	Includes 981,666 shares that our directors and executive officers may acquire upon exercise of options that are exercisable within 60 days of October 9, 2006.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 40,000,000 shares of common stock, $0.01 par value per share. As of October 9, 2006, we had outstanding 8,411,188 shares of common stock and 534 holders of records with respect to our common stock.

The following summary of provisions of our capital stock describes the material provisions of our restated articles of incorporation, as amended, and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of our shareholders. There is no cumulative voting. Holders of our common stock are entitled to share equally, share for share, if dividends are declared on our common stock. Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share equally, share for share, in our assets which are legally available for distribution, after payment of amounts payable to creditors. The shares of our common stock are not convertible and holders thereof have no preemptive rights. All issued and outstanding shares of common stock are fully paid and nonassessable.

Warrants

In connection with a private placement of our common stock on August 7, 2006, we issued warrants to purchase 764,500 shares of our common stock at an exercise price of $2.50 per share. Subject to various exceptions, the exercise price will be reduced in the event that within one year after the closing we issue shares at less than $1.50 per share. The warrants are exercisable for five years, beginning on February 4, 2007. We generally may call for the investors to exercise their warrants beginning one year after the closing if, for 30 consecutive trading days prior to making this call, the closing price for our stock is at least $4.00 per share and the average daily trading volume is 5,000 shares.

In connection with a private placement of our common stock on April 21, 2005, we issued warrants to purchase 1,180,928 shares of common stock. The warrants are exercisable for five years at an exercise price of $4.75 per share. We generally may call for the investors to exercise their warrants beginning two years after the closing if, for 30 consecutive trading days prior to making this call, the closing price for our stock is at least $9.00 per share and the average daily trading volume is 5,000 shares.

As part of a consulting agreement with CCRI Corporation, we issued a warrant to purchase 50,000 shares of common stock at a price of $3.00 per share on April 1, 2003, and an additional warrant to purchase 50,000 shares at a price of $5.00 per share on November 2, 2003. The warrants expire five years from the date of issue.

In connection with our subscription rights offering in July 2002, we issued 798,213 warrants to purchase our common stock, exercisable for two years at $2.00 per share. However, we suspended the exercise of these warrants when we delayed the filing of our annual report on Form 10-KSB for the fiscal year ended March 31, 2004. As a result, 706,218 of unexercised warrants lapsed unexercised at July 31, 2004. In April 2005, we granted a like number of new common stock purchase warrants to the holders of the expired warrants. The new warrants will be exercisable at $2.00 per share for 90 days after the effective date of a registration statement covering the shares underlying the new warrants.

Indemnification of Directors and Officers and Limitation on Liability

Our restated articles of incorporation, as amended, provide that our directors will not be liable to us or our shareholders for monetary damages for any breach of fiduciary duty, except to the extent otherwise not permitted under Section 302A.251 of the Minnesota Business Corporation Act. This provision will not prevent our shareholders from obtaining injunctive or other relief against our directors nor does it shield our directors from liability under federal or state securities laws.

Our bylaws require us to indemnify our directors and officers to the extent permitted by Section 302A.521 of the Minnesota Business Corporation Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons in accordance with the provisions contained in our articles and bylaws, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is StockTrans, Inc.

PLAN OF DISTRIBUTION

Under an agency agreement dated          , 2006, between us and Craig-Hallum Capital Group LLC, we have agreed to offer up to $12 million of our common stock by this prospectus and Craig-Hallum has agreed to use its best efforts to obtain purchasers for the common stock, upon the terms and conditions of the agency agreement. While Craig-Hallum has agreed to use its best efforts to sell the common stock in this offering, Craig-Hallum is not obligated to purchase any common stock that is being sold.

Pursuant to the terms of the agency agreement, the consideration to Craig-Hallum will consist of 6% of the gross proceeds raised in the offering and that number of warrants equal to 5% of the shares of common stock sold in this offering. The exercise price of the warrants will be 120% of the price of the common stock issued in this offering. The exercise price of the warrants was established to comply with the applicable NASD requirements. The warrants issued to Craig-Hallum will have a term of five years and become exercisable one year after the closing of this offering. The warrants will incorporate a mandatory exercise for cash of the warrant, beginning one year after the issuance date, if the average closing price of the our common stock as quoted on AMEX, or the exchange where our common stock is then traded, for 20 consecutive trading days is greater than or equal to 150% of the exercise price of the warrant.

We will also reimburse Craig Hallum for its costs and expenses in connection with the offering, including fees of its counsel, in an amount not to exceed the greater of $75,000 and 1% of the gross proceeds of the offering.

We estimate that the total expenses of the offering payable by us will be approximately $     .

The offering will continue until the earlier of the sale of all shares offered by this prospectus or December   , 2006. All common stock will be sold at the closing date of this offering. We expect to deliver the common stock to purchasers on or about December   , 2006, upon receipt of the purchase price of the common stock and subject to customary closing conditions.

We have agreed to indemnify Craig-Hallum and its partners, employees, directors, officers, consultants, agents, affiliates and persons deemed to be in Craig-Hallum’s control within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act against certain liabilities and expenses, including liabilities under the Securities Act, or to contribute to payments that Craig-Hallum may be required to make in respect of those liabilities.

Our executive officers and directors have entered into lock-up agreements with Craig-Hallum. Under these agreements, subject to limited exceptions, each of these persons may not sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, whether the transaction is to be settled by delivery of our common stock or other securities, in cash, or otherwise, or otherwise effect any disposition of our securities. These restrictions are in effect for the period commencing on October 27, 2006 and ending 90 days after the closing of this offering. The restrictions on transferability do not apply to:

• shares issued pursuant to the exercise of options that by their terms expire prior to February 28, 2007;

• the sale of a number of previously owned shares sufficient to pay the exercise price and applicable taxes of the options and all of the proceeds from the sale are used to pay the exercise price, applicable taxes of the options and applicable brokerage fees;

•	the sale of a specified number of shares;

• the sale of the warrants granted by us in April 2005 in an amount equivalent to the warrants purchased in our subscription rights offering in July 2002 (the “2005 Warrants”);

• the sale of a number of shares issuable upon exercise of the 2005 Warrants sufficient to pay the exercise price, applicable taxes and applicable brokerage fees of the 2005 Warrants; or

• the sale of a number of previously owned shares sufficient to pay the exercise price and applicable taxes of the 2005 Warrants and all of the proceeds from the sale are used to pay the exercise price, applicable taxes and applicable brokerage fees of the 2005 Warrants.

Our common stock is listed on the AMEX under the symbol “UPI.” We expect to receive approval to have the common stock sold in this offering listed on the AMEX.

Craig-Hallum has acted as placement agent in connection with our private placements completed in April 2005 and August 2006, for which it received customary compensation.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered by this prospectus will be passed upon by Messerli & Kramer P. A.

EXPERTS

Our consolidated financial statements as of and for the years ended March 31, 2006 and March 31, 2005 included in this prospectus have been so included in reliance upon the report of McGladrey & Pullen, LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form SB-2 under the Securities Act with the SEC with respect to this offering. This prospectus, which is included in the registration statement, does not contain all of the information included in the registration statement. Parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement.

We are subject to the informational requirements of the Exchange Act and file reports, proxy statements, and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public at the website maintained by the SEC at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Uroplasty, Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Uroplasty, Inc.
Minneapolis, Minnesota

We have audited the consolidated balance sheets of Uroplasty, Inc. and Subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  McGladrey & Pullen, LLP
Minneapolis, Minnesota
June 27, 2006

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2006 and 2005

	2006	2005

Assets
Current assets:
Cash and cash equivalents	$1,563,433	$1,405,324
Short-term investments	1,137,647	87,360
Accounts receivable, net	716,587	944,527
Income tax receivable	270,934	114,189
Inventories	757,062	547,476
Other	353,178	161,920

Total current assets	4,798,841	3,260,796
Property, plant, and equipment, net	1,079,438	1,040,253
Intangible assets, net of accumulated amortization of $327,586 and $225,090, respectively	411,604	39,100
Deferred tax assets	111,361	103,075

Total assets	$6,401,244	$4,443,224

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2006 and 2005

	2006	2005

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities — notes payable	$41,658	$44,606
Accounts payable	506,793	362,994
Accrued liabilities:
Compensation and payroll taxes	350,558	284,255
Sales tax	16,791	181
Royalties	12,748	24,710
Clinical	21,350	12,702
Audit and tax-consulting	109,255	45,566
Legal	24,791	22,750
Warrant liability	665,356	—
Other	382,488	88,518

Total current liabilities	2,131,788	886,282
Notes payable — less current maturities:	389,241	461,265
Accrued pension liability	473,165	303,781

Total liabilities	2,994,194	1,651,328

Commitments and Contingencies
Shareholders’ equity:
Common stock $.01 par value; 20,000,000 shares authorized, 6,937,786 and 4,699,597 shares issued and outstanding at March 31, 2006 and 2005, respectively	69,378	46,996
Additional paid-in capital	14,831,787	9,366,644
Accumulated deficit	(11,034,100)	(6,491,387)
Accumulated other comprehensive loss	(460,015)	(130,357)

Total shareholders’ equity	3,407,050	2,791,896

Total liabilities and shareholders’ equity	$6,401,244	$4,443,224

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31, 2006 and 2005

	2006	2005

Net sales	$6,142,612	$6,657,726
Cost of goods sold	1,837,716	1,755,456

Gross profit	4,304,896	4,902,270

Operating expenses
General and administrative	2,958,982	2,260,240
Research and development	3,324,201	2,258,127
Selling and marketing	3,399,896	2,015,655

	9,683,079	6,534,022

Operating loss	(5,378,183)	(1,631,752)

Other income (expense)
Warrant benefit	707,320	—
Interest income	142,379	30,168
Interest expense	(29,494)	(25,934)
Foreign currency exchange loss	(31,195)	(15,744)
Other	(413)	—

	788,597	(11,510)

Loss before income taxes	(4,589,586)	(1,643,262)
Income tax expense (benefit)	(46,873)	91,503

Net loss	$(4,542,713)	$(1,734,765)

Net loss per common share:
Basic and diluted	$(0.67)	$(0.37)
Weighted average common shares outstanding:
Basic and diluted	6,746,412	4,651,732

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
Years ended March 31, 2006 and 2005

			Additional		Accumulated	Total
	Common Stock		Paid-in	Accumulated	Other Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Loss	Equity

Balance at March 31, 2004	4,584,802	$45,848	$9,130,580	$(4,756,622)	$(315,573)	$4,104,233
Exercise of stock options	38,300	383	67,638	—	—	68,021
Warrants conversion	68,395	684	136,107	—	—	136,791
Employee retirement savings plan contribution	8,100	81	32,319	—	—	32,400
Comprehensive loss:
Net loss	—	—	—	(1,734,765)	—
Translation adjustment	—	—	—	—	150,505
Additional pension liability	—	—	—	—	34,711
Total comprehensive loss						(1,549,549)

Balance at March 31, 2005	4,699,597	46,996	9,366,644	(6,491,387)	(130,357)	2,791,896
Proceeds from private placement	2,147,142	21,471	7,493,526	—	—	7,514,997
Cost of private placement	—	—	(934,679)	—	—	(934,679)
Reissuance of warrants	—	—	(1,372,676)	—	—	(1,372,676)
Warrant registration costs	—	—	(21,324)	—	—	(21,324)
Liquidated damages settlement shares	57,381	574	150,403	—	—	150,977
Exercise of stock options	33,666	337	45,362	—	—	45,699
Extension of employee options after termination	—	—	104,531	—	—	104,531
Comprehensive loss:
Net loss	—	—	—	(4,542,713)	—
Translation adjustment	—	—	—	—	(206,356)
Additional pension liability	—	—	—	—	(123,302)
Total comprehensive loss						(4,872,371)

Balance at March 31, 2006	6,937,786	$69,378	$14,831,787	$(11,034,100)	$(460,015)	$3,407,050

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2006 and 2005

	2006	2005

Cash flows from operating activities:
Net loss	$(4,542,713)	$(1,734,765)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	261,496	163,879
Loss on disposal of assets	1,343	3,751
Stock-based severance expense	104,531	—
Warrant benefit	(707,320)	—
Deferred tax assets	(16,015)	23,680
Changes in operating assets and liabilities:
Accounts receivable	163,701	168,779
Inventories	(280,505)	21,896
Other current assets	(362,009)	78,867
Accounts payable	158,381	162,526
Accrued liabilities	585,992	(221,646)
Accrued pension liability	192,759	(38,909)
Additional pension liability	(130,305)	36,537

Net cash used in operating activities	(4,570,664)	(1,335,405)

Cash flows from investing activities:
Purchase of short-term investments	(4,768,323)	(87,360)
Proceeds from short-term	3,718,036	—
Payments for property, plant and equipment	(252,238)	(74,966)
Payments relating to intangible assets	(454,167)	(7,277)

Net cash used in investing activities	(1,756,692)	(169,603)

Cash flows from financing activities:
Repayment of notes payable	(41,847)	(43,356)
Net proceeds from issuance of common stock and warrants	6,604,693	204,812

Net cash provided by financing activities	6,562,846	161,456

Effect of exchange rates on cash and cash equivalents	(77,381)	51,206

Net increase (decrease) in cash and cash equivalents	158,109	(1,292,346)
Cash and cash equivalents at beginning of year	1,405,324	2,697,670

Cash and cash equivalents at end of year	$1,563,433	$1,405,324

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$21,299	$24,751
Cash paid during the year for income taxes	$94,442	$304,018
Supplemental disclosure of non-cash financing and investing activities:
Shares issued for 401(k) plan profit sharing contribution	$—	$32,400
Shares issued for liquidated damages settlement	$150,977	$—
Additional pension liability, net of tax	$123,302	$(34,711)

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

1.	Summary of Significant Accounting Policies

Nature of Business.  Uroplasty, Inc. and subsidiaries (the “Company”) is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. The Company has developed, and is developing, minimally invasive products primarily for the treatment of urinary and fecal incontinence and overactive bladder symptoms. The Company currently sells its products in and outside of the United States and is pursuing regulatory approvals to market additional products in the United States. The Company recently staffed its sales and marketing organization in the United States. The Company is currently seeking FDA approval for one of its products and the regulatory process can be costly, lengthy and uncertain.

Principles of Consolidation.  The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition.  The Company recognizes revenue upon shipment of product to customers. Upon shipment, the risks and rewards of ownership are passed on to the buyer. There are no customer acceptance provisions. The Company sells its products to end users and to distributors who sell to other distributors and end users. Sales to distributors were approximately $4,000,000 and $4,700,000 in fiscal 2006 and 2005, respectively, or 65% and 70%, respectively, of net sales. Payment terms range from prepayment to 60 days. The distributor payment terms are not contingent on the distributor selling the product to other distributors or end users. Customers do not have the right to return unsold products to the Company except for warranty claims. The Company offers customary product warranties. During fiscal 2006, two customers accounted for approximately 14% and 11% of the Company’s net sales. During fiscal 2005, the same two customers accounted for approximately 15% and 11% of the Company’s net sales.

Use of Estimates.  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company’s significant accounting policies and estimates include revenue recognition, accounts receivable, valuation of inventory, foreign currency translation/transactions, and the determination of recoverability of long-lived and intangible assets.

Disclosures About Fair Value of Financial Instruments.  The following methods and assumption were used to estimate the fair value of each class of certain financial instruments for which it is practicable to estimate that value:

•	Cash equivalents and short-term investments: The carrying amount approximates fair value because of the short maturity of these instruments.

•	Notes payable: The fair value of the Company’s notes payable are estimated based on the current rates offered to the Company for similar instruments with the same remaining maturities and similar collateral requirements. At March 31, 2006 and 2005, the fair value of the Company’s notes payable approximated their carrying value.

Cash and Cash Equivalents.  The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Short-term Investments.  Short-term investments consist of certificates of deposit that mature within the next twelve months. Based on the short-term nature of these investments their cost approximates their fair market value.

Accounts Receivable.  Accounts receivable are carried at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts. The Company determines the allowance for doubtful accounts based on customer financial condition, and both historical and expected credit loss experience. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The allowance for doubtful accounts was $42,000 and $218,000 at March 31, 2006 and 2005, respectively.

Income Taxes.  Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. During fiscal 2006 and 2005 the Company’s Dutch subsidiaries recorded income tax expense (benefit) of $(46,873) and $91,503 respectively, as they have fully utilized their net operating loss carryforwards. The U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions.

Product Warranty.  The Company warrants its new products to be free from defects in material and workmanship under normal use and service for a period of twelve months after date of sale. Under the terms of these warranties, the Company is obligated to repair or replace the products it deems to be defective due to material or workmanship. The Company does not have an accrual for warranty costs, as warranty claims are infrequent and immaterial.

Inventories.  Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value) and consist of the following at March 31, 2006 and 2005:

	2006	2005

Raw materials	$340,268	$193,980
Work-in-process	26,183	75,337
Finished goods	390,611	278,159

	$757,062	$547,476

Property, Plant, and Equipment.  Property, plant, and equipment are carried at cost and consist of the following at March 31, 2006 and 2005:

	2006	2005

Land	$148,402	$158,861
Building	662,882	692,646
Equipment	1,531,926	1,391,516

	2,343,210	2,243,023
Less accumulated depreciation	(1,263,772)	(1,202,770)

	$1,079,438	$1,040,253

Depreciation is provided using the straight-line method over useful lives of three to seven years for equipment and 40 years for the building. Maintenance and repairs are charged to expense as incurred. Renewals and improvements are capitalized and depreciated over the shorter of their estimated useful service lives or the remaining lease term.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible Assets.  Intangible assets are comprised of patents, trademarks and licensed technology which are amortized on a straight-line basis over their estimated useful lives or contractual terms, whichever is less.

		March 31, 2006
Estimated Lives		Gross Carrying	Accumulated
	(Years)	Amount	Amortization	Net value

Licensed technology	5	$501,290	$111,183	$390,107
Patents and inventions	6	237,900	216,403	21,497

		$739,190	$327,586	$411,604

		March 31, 2005

Licensed technology	5	$26,290	$19,718	$6,572
Patents and inventions	6	237,900	205,372	32,528

		$264,190	$225,090	$39,100

Estimated annual amortization for these assets for the years ending March 31, are as follows:

2007	$99,000
2008	97,000
2009	96,000
2010	94,000
2011	26,000

$412,000

Impairment of Long-Lived Assets.  Long-lived assets at March 31, 2006 consist of property, plant and equipment and intangible assets. The Company reviews its long-lived assets for impairment whenever events or business circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Foreign Currency Translation.  All assets and liabilities are translated using period-end exchange rates and statements of operations items are translated using average exchange rates for the period. The resulting translation adjustment is recorded within accumulated other comprehensive loss, a separate component of shareholders’ equity. Foreign currency transaction gains and losses are recognized currently in the consolidated statement of operations, including unrealized gains and losses on short-term inter-company obligations using period-end exchange rates. Unrealized gains and losses on long-term inter-company obligations are recognized within accumulated other comprehensive loss, a separate component of shareholders’ equity.

Exchange gains and losses are recognized primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of the Company’s subsidiaries), as well as their effect on the dollar denominated intercompany obligations between the Company and its foreign subsidiaries. The Company recognized net foreign currency losses of $31,195 and $15,744 for the years ended March 31, 2006 and 2005, respectively.

Stock-Based Compensation.  The Company applies the intrinsic-value method under APB Opinion No. 25 (APB 25) to account for employee stock-based compensation. As such, compensation expense, if any,

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is determined on the date of grant if the current market price of the underlying stock exceeds the exercise price.

The Company accounts for stock-based instruments granted to non-employees under the fair value method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) and Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Under SFAS No. 123, options are recorded at their fair value on the measurement date, which is typically the vesting date.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net loss would have changed to the pro forma amounts shown below:

	2006	2005

Net loss — As reported	$(4,542,713)	$(1,734,765)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(3,062,324)	(2,321,745)

Net loss — Pro forma	$(7,605,037)	$(4,056,510)

Net loss per common share — As reported:
Basic and diluted	$(0.67)	$(0.37)
Net loss per common share — Pro forma:
Basic and diluted	$(1.13)	$(0.87)

In February 2006, the Company’s Board of Directors approved a plan to accelerate the vesting of out-of-the-money, unvested stock options previously granted to the Company’s employees, officers and directors. An option was considered “out-of-the-money” if the stated exercise price exceeded $2.85, the then closing price of the Company’s common stock. Pursuant to this action, options to purchase approximately 0.4 million shares of the Company’s common stock with a weighted average exercise price of $4.49 per share became exercisable immediately.

The Company accelerated the vesting of options to minimize the amount of compensation expense it would otherwise recognize upon adoption of SFAS No. 123(R) on April 1, 2006. None of these options had intrinsic value at the acceleration date under APB 25. The Company estimates that acceleration of the vesting of these options reduced the pre-tax stock option expense by approximately $1.4 million, in the aggregate, calculated using the Black-Scholes option valuation model, that it would have otherwise recognized over the next three fiscal years, upon adoption of SFAS No. 123(R). This amount is reflected in the 2006 proforma computation above.

The per share weighted-average fair value of stock options granted during 2006 and 2005 was $2.74 and $4.63, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005

Expected dividend yield	0.00%	0.00%
Risk-free interest rate	4.39%	3.40%
Expected volatility	116%	117%
Expected life, in years	6.52	7.40

Basic and Diluted Net Loss per Common Share.  Basic per common share amounts are calculated by dividing net loss by the weighted-average common shares outstanding. Diluted per common share amounts are

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

computed similar to basic per common share amounts except that the weighted-average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. Because the Company had a loss in fiscal 2006 and 2005, diluted shares were the same as basic shares since the effect options and warrants would have been anti-dilutive. The following options and warrants outstanding at March 31, 2006 and 2005 to purchase shares of common stock were excluded from diluted loss per share as their impact would be anti-dilutive:

	Number of	Range of
	Options/Warrants	Exercise Prices

Years ended:
March 31, 2006	3,875,473	$0.90-10.50
March 31, 2005	1,820,859	$0.90-10.50

New Accounting Pronouncements.

Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections.

In May 2005, the Financial Accounting Standard Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. The Company does not believe the adoption of FASB Statement 154 will have a material effect on its financial position or results of operations.

Statement of Financial Accounting Standards No. 151, Inventory Costs

In November 2004, the FASB issued SFAS 151, Inventory Costs, An Amendment of Accounting Research Bulletin No. 43, Chapter 4, which adopts wording from the International Accounting Standards Board’s, or IASB, IAS 2 Inventories in an effort to improve the comparability of cross-border financial reporting. The new standard requires the Company to treat abnormal freight, handling costs and wasted materials (spoilage) as current period charges rather than as a portion of inventory cost. Additionally, the standard clarifies that we should allocate fixed production overhead based on the normal capacity of a production facility. The statement is effective for the Company beginning in fiscal 2007. The Company does not expect adoption to have a material impact on its consolidated financial statements.

Statement of Financial Accounting Standards No. 123(R), Share-Based Payment,

In December 2004, FASB published Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS 123(R)” or the “Statement”). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FAS 123(R) is a replacement of Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB 25, and its related interpretive guidance.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

This Statement will require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. We will be required to apply FAS 123(R) beginning in the first quarter of fiscal year 2007. FAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. We have adopted the modified prospective transition method beginning April 1, 2006. The pro forma compensation costs presented previously and in our prior filings have been calculated using a Black-Scholes option pricing model and may not be indicative of amounts which should be expected in future years.

In February 2006, the Company’s Board of Directors approved a plan to accelerate the vesting of out-of-the-money, unvested stock options previously granted to its employees, officers and directors. The Company accelerated the vesting of options to minimize the amount of compensation expense it would otherwise recognize upon adoption of SFAS No. 123(R). None of these options had intrinsic value on at the acceleration date under APB 25. The Company does not expect the remaining outstanding options to result in a significant charge to compensation expense upon adoption of SFAS 123(R) under the modified prospective application method. However, certain outstanding options, that permit cashless exercise of the options, and certain options classified as liabilities, could result in a significant charge to compensation expense in future periods, as those options will need to be marked to fair value at each reporting period until settlement. Also, additional options as granted to attract or retain new employees could result in significant charge to compensation expense.

2.	Notes Payable

Notes payable consist of the following at March 31, 2006 and 2005:

	2006	2005

Mortgage note, monthly payments of $2,938 plus interest through November 2017, 5 year fixed rate interest at 4.7% from May 2006 until April 2011 (rate at March 31, 2005 — 4.3%)	$415,422	$482,467
Note payable, monthly payments of $534 plus fixed rate interest through August 2008 (rate until August 2008 — 4.4%)	15,477	23,404

	430,899	505,871
Less current maturities	41,658	44,606

	$389,241	$461,265

Future approximate payments of long-term debt for the years ended March 31, are as follows:

2007	$42,000
2008	42,000
2009	38,000
2010	35,000
2011	35,000
Thereafter	239,000

$431,000

In March 2005, the Company entered into a business loan agreement with Venture Bank, pursuant to which it may borrow up to $500,000 on a revolving basis. All amounts which the bank advances to the Company are due in March 2006, unless the bank renews the agreement. Amounts advanced to the Company

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accrue interest at a variable rate of 1% in excess of the published prime rate in the Wall Street Journal, with a minimum rate of 6% per annum. The Company is obligated to pay interest monthly on the outstanding principal balance. Advances under this agreement are secured by substantially all of the Company’s assets. At March 31, 2006 and 2005, the Company had no outstanding balances under the agreement.

3.	Shareholders’ Equity

Stock Options.  The Company has outstanding an aggregate of 1,888,327 options to purchase shares of common stock granted to employees, directors, consultants, and independent contractors under its various stock option plans.

The Company has outstanding 964,993 options to purchase shares of common stock granted under the 1995, 1997 and 2002 option plans. Options granted under these plans generally expire five years from date of grant and vest at varying rates ranging up to five years. There were no additional options granted under these plans subsequent to March 31, 2006. The Company terminated these plans, and no new options may be granted from these plans, upon adoption on May 3, 2006 of the 2006 Stock and Incentive Plan at a special meeting of the shareholders.

The Company has outstanding 923,334 options to purchase shares of common stock granted from outside of the 1995, 1997 and 2002 plans, that expire up to ten years from date of grant and vest at varying rates ranging up to five years.

The Company grants options at the discretion of the directors. Options are exercisable at a price equal to or greater than the fair market value of the Company’s common stock at date of grant. The plans generally provide for the exercise of options during a limited period following termination of employment, death or disability.

Stock option activity under these plans is summarized as follows:

		Weighted
		Average
	Shares	Exercise Price
	Outstanding	per Share

Balance at March 31, 2004	854,353	$2.80
Granted	1,047,400	5.24
Exercised	(38,300)	1.78
Cancelled	(142,594)	7.16

Balance at March 31, 2005	1,720,859	3.96
Granted	330,000	3.20
Exercised	(33,666)	1.36
Cancelled	(128,866)	4.94

Balance at March 31, 2006	1,888,327	$3.80

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information concerning currently outstanding and exercisable options by price.

		Weighted
		Average
	Number	Remaining
	of Shares	Life in	Number
Price	Outstanding	Years	Exercisable

$0.90	1,200	1.60	800
1.10	350,200	1.30	288,500
2.25	30,000	7.05	18,000
2.40	147,526	0.84	140,026
2.70	10,000	4.95	2,500
2.80	60,000	2.41	53,334
2.85	70,000	4.85	23,332
2.90	40,000	4.76	40,000
3.00	100,000	4.50	100,000
3.50	10,000	2.51	10,000
3.75	5,000	3.29	5,000
3.80	23,334	3.88	23,334
4.10	500	3.86	500
4.20	50,000	4.07	50,000
5.19	500,000	8.76	500,000
5.30	488,900	3.62	488,900
10.50	1,667	0.17	1,667

	1,888,327		1,745,893

In March, 2006, the Company granted a one year extension to certain option held by the former Chairman of the Board. As a result of this modification of terms, the fair value of the underlying options was remeasured using the Black-Scholes option-pricing model and additional compensation expense of approximately $105,000 was recorded.

Warrants.  As a result of the Company’s suspension of the exercise of the 706,218 warrants originally issued in July 2002, in April 2005, the Company granted a like number of new common stock purchase warrants to the holders of the expired warrants. The new warrants will be exercisable at $2.00 per share for 90 days after the effective date of this registration statement covering the shares underlying these warrants. As of March 31, 2006, the Securities and Exchange Commission had not declared this registration statement effective. In April 2005, the Company recognized a liability and a charge to equity of approximately $1.4 million associated with the grant of these new warrants. The Company determined the fair value of these warrants using the Black-Scholes option-pricing model. The Company has since reduced the reported liability by approximately $707,000 due to the decrease in the fair value of these warrants from their date of issuance through March 31, 2006, which is reflected as warrant benefit in the 2006 statement of operations. The Company will continue to remeasure the value of this liability in relation to its fair value and adjust accordingly until such time as the warrants are exercised or expire.

In connection with the Company’s April 2005 private placement, as of May 31, 2006, the Company issued 1,180,928 warrants to purchase shares of common stock and registered the public resale of the underlying shares for the security holders. The warrants are exercisable for five years at an exercise price of $4.75.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As part of a consulting agreement with CCRI Corporation, the Company issued a warrant to purchase 50,000 shares of common stock at a price of $3.00 per share on April 1, 2003, and an additional warrant to purchase 50,000 shares at a price of $5.00 on November 2, 2003. At March 31, 2006, all of these warrants were outstanding and expire five years from date of issue.

Other Comprehensive Loss.  Other comprehensive loss consists of accumulated translation adjustment, and accumulated additional pension liability as follows:

	Accumulated	Accumulated
	Translation	Additional Pension
	Adjustment	Liability	Total

Balance at March 31, 2004	$(215,078)	$(100,495)	$(315,573)
Translation adjustment	150,505	—	150,505
Additional pension liability	—	34,711	34,711

Balance at March 31, 2005	$(64,573)	$(65,784)	$(130,357)
Translation adjustment	(206,356)	—	(206,356)
Additional pension liability	—	(123,302)	(123,302)

Balance at March 31, 2006	$(270,929)	$(189,086)	$(460,015)

4.	Commitments and Contingencies

Royalties.  The Company has received an absolute assignment of a patent relating to the Macroplastique Implantation System from a British surgeon, in return for a royalty for each unit sold during the life of the patent. The aggregate amount of royalty expense recognized by the Company pursuant to such royalty agreement during the fiscal years ended March 31, 2006 and 2005 was $14,091 and $18,042, respectively.

Under the terms of an agreement with former officers and directors of the Company, the Company pays royalties equal to between three percent and five percent of the net sales of certain products, subject to a specified monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. Total expense recognized under the agreement was $154,287 and $181,598 for the fiscal years ended March 31, 2006 and 2005, respectively.

In 1992, the Company agreed to settle alleged patent infringement claims by Collagen Corporation (now Inamed Corporation). Under the settlement agreement, the Company pays Collagen a royalty of 5% of net sales in the U.S. of Macroplastique products with a minimum of $50,000 per year. The agreement is through May 1, 2006.

In April 2005, the Company entered into an exclusive manufacturing and distribution agreement with CystoMedix for the Urgent PC product. The Company paid CystoMedix an initial royalty payment of $225,000 and paid an additional $250,000 in 12 monthly installments of $20,833 through April 2006. The Company will also pay CystoMedix a 7% royalty on product sales. However, the 7% royalty is first offset against the monthly royalty installments.

Option for Asset Acquisition.  CystoMedix has granted the Company an exclusive option to acquire CystoMedix’s assets. The option price is $3,485,000, reduced by up to $50,000 of liabilities assumed by the Company. However, the $3,485,000 amount used to compute the option price will increase at a rate of 10% per year after April 2007. The option price is payable in shares of the Company’s common stock valued at the average of the closing bid price of the Company’s shares for the 20 trading days prior to its exercise of the option. The Company may exercise the option between January 2006 and June 2008. If the Company exercises the option, the Company will also assume up to $1.4 million of bridge loan advances made to CystoMedix by its Chairman. The Company would repay up to $1.1 million of the bridge loan advances at closing and would issue its common stock for the balance of the bridge loan based on the above option price. The Company also

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

has certain rights of first refusal to acquire CystoMedix’s assets in the event CystoMedix receives a third party offer in advance of any exercise of the Company’s option.

Purchase Requirements.  The Company has agreed to purchase its entire requirement of I-Stop products from CL Medical. Under the agreements, the Company is required to purchase a minimum of $630,000 of units in the first 12-month period following January 1, 2006, increasing to $2.6 million of units in the fifth year of the agreement for an aggregate commitment of approximately $6.7 million of units over the five-year period, subject to periodic adjustment based on the value of the euro.

Operating Lease Commitments.  The Company leases office, warehouse, and production space under three operating leases and leases various automobiles for its European employees. At March 31, 2006, approximate minimum lease payments under noncancelable operating leases with an initial term in excess of one year for the ensuing years ending March 31 are as follows:

2007	$328,000
2008	217,000
2009	178,000
2010	144,000
2011	142,000
Thereafter	437,000

$1,446,000

Total rent expense paid for operating leases was $355,340 and $386,614 in fiscal 2006 and 2005, respectively.

Employment Agreements.  The Company has entered into employment agreements with certain officers, the terms of which, among other things, specify a base salary subject to annual adjustment by mutual agreement of the parties, and a severance payment to the employee upon employment termination without cause. The Company provides for various severance amounts payable under the agreements after employment termination. Contemporaneously with the execution of their employment agreement, some of the officers executed an Employee Confidentiality, Inventions, Non-Solicitation, and Non-Compete Agreement. This agreement prohibits the employee from disclosing confidential information, requires the employee to assign to the Company without charge all intellectual property relating to the Company’s business which is created or conceived during the term of employment, prohibits the employee from encouraging employees to leave the employment of the Company for any reason and prohibits competition with the Company during the term of employment and for a specified term thereafter.

Product Liability.  The medical device industry is subject to substantial litigation. As a manufacturer of a long-term implantable device, we face an inherent risk of liability for claims alleging adverse effects to the patient. We currently carry $2 million of worldwide product liability insurance, plus another policy specific to the United Kingdom only. There can be no assurance, however, that our existing insurance coverage limits are adequate to protect us from any liabilities we might incur.

The Company sponsors various plans for eligible employees in the United States, the United Kingdom (UK), and The Netherlands. The Company’s retirement savings plan in the United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. The Company may also make discretionary contributions ratably to all eligible employees. The Company’s contributions in fiscal 2006 and 2005 in the United States were made in the form of Company common stock and became fully vested when made. The total contribution expense associated with these plans in the United States was $44,407 and $32,481 for the fiscal years ended March 31, 2006 and 2005, respectively.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s international subsidiaries have defined benefit retirement plans for eligible employees. These plans provide benefits based on the employee’s years of service and compensation during the years immediately preceding retirement, termination, disability, or death, as defined in the plans. The UK subsidiary’s defined benefit plan was frozen on December 31, 2004. On March 10, 2005, the UK subsidiary established a defined contribution plan. The Dutch defined benefit retirement plan was closed for new participants as of April 1, 2005. On April 1, 2005, the Dutch subsidiary established a defined contribution plan for new employees. The total contribution expense associated with the defined contribution plans in the The Netherlands and the United Kingdom was $46,079 for the fiscal year ended March 31, 2006.

The cost for the Company’s defined benefit retirement plans in The Netherlands and United Kingdom include the following components for the years ended March 31, 2006 and 2005:

	2006	2005

Gross service cost, net of employee contribution	$170,319	$141,745
Interest cost	99,773	89,031
Management cost	23,112	—
Expected return on assets	(57,730)	(56,001)
Amortization	34,698	56,394

Net periodic retirement cost	$270,172	$231,169

The following summarizes the change in benefit obligation and the change in plan assets for the years ended March 31, 2006 and 2005:

	2006	2005

Projected benefit obligation, beginning of year	$2,062,036	$1,503,534
Service cost	170,319	141,745
Interest cost	99,773	89,031
Other	11,486	(11,759)
Actuarial result	278,123	254,618
Foreign currency translation	(145,785)	84,867

Projected benefit obligation, end of year	$2,475,952	$2,062,036

Plan assets, beginning of year	$1,246,402	$998,620
Contributions to plan	201,184	210,124
Benefits paid	—	(9,415)
Management cost	(23,112)	—
Actual return on assets	70,681	(3,588)
Foreign currency translation	(88,838)	50,661

Plan assets, end of year	$1,406,317	$1,246,402

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The funded status of the Company’s pension retirement plans at March 31, 2006 and 2005, are as follows:

	2006	2005

Funded status	$(1,069,635)	$(815,634)
Unrecognized net loss	824,876	638,579
Minimum pension liability	(228,406)	(126,726)

Accrued pension liability	$(473,165)	$(303,781)

Major assumptions used in the above calculations include:

	2006	2005

Discount rate	4.25-5.00%	4.50-5.50%
Expected return on assets	4.00-5.00%	4.00-5.00%
Expected rate of increase in future compensation general	3%	3%
individual	0%-3%	0%-3%

5.	Income Taxes

The components of income tax expense (benefit) for the years ended March 31, 2006 and 2005, consist of the following:

	2006	2005

Income tax provision:
Current:
U.S. and state	$—	$—
Foreign	(36,744)	79,585
Deferred:
U.S. and state	—	—
Foreign	(10,129)	11,918

Total income tax expense (benefit)	$(46,873)	$91,503

Effective tax expense (benefit) differs from statutory federal income tax expense (benefit) for the year ended March 31, 2006 and 2005 as follows:

	2006	2005

Statutory federal income tax benefit	$(1,560,459)	$(589,820)
State tax benefit	26,822	—
Valuation allowance increase	1,437,790	792,685
UK temporary differences not previously tax effected	—	(109,983)
Other	48,974	(1,379)

	$(46,873)	$91,503

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred taxes as of March 31, 2006 and 2005 consist of the following:

	2006	2005

Deferred tax assets:
Pension liability	$93,368	$110,405
Other reserves and accruals	39,201	70,619
Deferred profit on intercompany sales	99,350	186,166
Net operating loss carryforwards	5,599,391	4,018,044

	5,831,310	4,385,234
Less valuation allowance	(5,719,949)	(4,282,159)

	$111,361	$103,075

At March 31, 2006, the Company had U.S. net operating loss carryforwards (NOL) of approximately $15,423,000 for U.S. income tax purposes, which expire in 2013 through 2024, and NOL’s in the U.K. of $212,000, which can be carried forward indefinitely. U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. In addition, U.S. tax rules impose limitations on the use of net operating losses following certain changes in ownership. Such a change in ownership may limit the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.

A valuation allowance is provided when it is more likely than not a portion of the deferred tax assets will not be realized. The Company has established a valuation allowance for U.S. and certain foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets. Therefore, the Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The deferred tax asset increased by $1,447,000 and $770,000, respectively in fiscal 2006 and 2005. The related valuation allowance increased by $1,438,000 and $791,000, respectively, in fiscal 2006 and 2005.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the “Act”). The Act creates a temporary incentive for the company to repatriate earnings accumulated outside the U.S. by allowing the company to reduce its taxable income by 85 percent of certain eligible dividends received from non-U.S. subsidiaries by the end of the company’s fiscal year ended March 31, 2006. In order to benefit from this incentive, the company must reinvest the qualifying dividends in the U.S. under a domestic reinvestment plan approved by the chief executive officer and board of directors. During the year, the company repatriated approximately $926,000 from its foreign subsidiaries pursuant to the Act.

6.	Business Segment Information

The Company sells proprietary products for the treatment of voiding dysfunctions. Its current primary product is Macroplastique®, a soft tissue bulking material used for the treatment of urinary incontinence and vesicoureteral reflux. In addition, the Company markets its soft tissue bulking material for additional indications, including the treatment of vocal cord rehabilitation, fecal incontinence and soft tissue facial augmentation. At this time, all sales for the tissue bulking agent products are outside the United States. The Macroplastique product line accounted for 67% and 76%, respectively, of total net sales during fiscal 2006 and 2005.

The U.S. Food and Drug Administration (FDA) 510(k) premarket clearance of the Company’s I-Stoptm polypropylene, tension-free, mid-urethral sling for the treatment of female urinary incontinence was received in August 2005. The Company distributes this product in the United States and the United Kingdom. In October 2005, the Company received U.S. FDA 510(k) premarket clearance of its Urgent® PC

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Neuromodulation System, a minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. The Company started selling the Urgent PC device in November 2005 in the United States, and in December 2005 in Europe and Canada. The Urgent PC is also indicated for the treatment of fecal incontinence outside the United States. In addition, the Company is a distributor of specialized wound care products in The Netherlands and United Kingdom. Sales for these product lines represented, in the aggregate, 14% and 18%, respectively, of the total net sales in fiscal 2006 and 2005.

Based upon the above, the Company operates in only one reportable segment consisting of medical products primarily for the urology market.

Information regarding operations in different geographies for the years ended March 31, 2006 and 2005 is as follows:

				Adjustments
	United	The	United	and
	States	Netherlands	Kingdom	Eliminations	Consolidated

Fiscal 2006
Sales to customers	$94,755	$4,830,203	$1,711,586	$(493,932)	$6,142,612
Income tax expense (benefit)	—	(46,873)	—	—	(46,873)
Net income (loss)	(4,572,337)	(99,012)	(107,828)	236,464	(4,542,713)
Long-lived assets at March 31, 2006	767,984	717,692	5,366	—	1,491,042
Fiscal 2005
Sales to customers	$—	$5,612,250	$1,703,365	$(657,889)	$6,657,726
Income tax expense	—	91,503	—	—	91,503
Net income (loss)	(1,855,416)	153,977	21,990	(55,316)	(1,734,765)
Long-lived assets at March 31, 2005	277,780	791,121	10,452	—	1,079,353

7.	Corporate Liquidity

The Company’s future liquidity and capital requirements will depend on numerous factors, including among other things, the timing and cost of obtaining FDA approval for Macroplastique and expanding the sales, marketing and distribution capabilities in the U.S. market. The Company will need to raise additional debt or equity financing to continue funding for product development and continued expansion of its sales and marketing activities, and ultimately, will need to achieve profitability and generate positive cash flows from operations. As such, the Company is exploring opportunities to raise additional capital in fiscal 2007, but there can be no guarantee that it will be successful. Aside from the recently established credit lines indicated below, the Company currently has no committed resources of, or other arrangements with respect to, additional financing. In the event that such required financing is not immediately available, management is prepared to curtail planned product development activities and other expenditures to ensure adequate working capital is available throughout fiscal 2007.

8.	Subsequent Events

In May 2006 the Company entered into a business loan agreement with Venture Bank. The agreement provides for a credit line of up to $1 million secured by the assets of the Company. The Company may borrow up 50% of the value of the inventory on hand in the U.S. and 75% of the U.S. accounts receivable value; provided however, no amount can be borrowed if the consolidated equity declines below $0.5 million. The

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maximum $1 million can only be borrowed if the consolidated equity is not less than $1 million. For consolidated equity in excess of $0.5 million but less than $1 million, the maximum that can be borrowed is $250,000. Interest on the loan is charged at the rate of 1 percentage point over the prime rate; provided however the minimum interest rate charged may not be less than 7% per annum.

In June 2006, the Company also entered into a $100,000 3-year, term loan agreement with Venture Bank, at an interest rate of 8.25% per annum. In addition, Uroplasty BV, one of the Company’s subsidiaries, entered into an arrangement with Rabobank of The Netherlands for a €200,000 (approximately $258,500) credit line.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2006	March 31, 2006
	(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$1,394,306	$1,563,433
Short-term investments	—	1,137,647
Accounts receivable, net	936,816	716,587
Income tax receivable	170,290	270,934
Inventories	731,663	757,062
Other	415,107	353,178

Total current assets	3,648,182	4,798,841
Property, plant, and equipment, net	1,445,778	1,079,438
Intangible assets, net	385,067	411,604
Deferred tax assets	139,505	111,361

Total assets	$5,618,532	$6,401,244

See accompanying notes to the condensed interim consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	March 31,
	2006	2006
	(Unaudited)

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities — long-term debt	$43,998	$41,658
Current maturities — deferred rent	35,000	—
Notes payable	185,426	—
Accounts payable	552,704	506,793
Accrued liabilities	632,197	917,981
Warrant liability	337,624	665,356

Total current liabilities	1,786,949	2,131,788
Long-term debt — less current maturities	400,101	389,241
Deferred rent — less current maturities	239,433	—
Accrued pension liability	573,267	473,165

Total liabilities	2,999,750	2,994,194

Shareholders’ equity:
Common stock $.01 par value; 20,000,000 shares authorized, 6,965,206 and 6,937,786 shares issued and outstanding at June 30 and March 31, 2006, respectively	69,652	69,378
Additional paid-in capital	15,199,298	14,831,787
Accumulated deficit	(12,275,339)	(11,034,100)
Accumulated other comprehensive loss	(374,829)	(460,015)

Total shareholders’ equity	2,618,782	3,407,050

Total liabilities and shareholders’ equity	$5,618,532	$6,401,244

See accompanying notes to the condensed interim consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended
	June 30,
	2006	2005

Net sales	$1,764,210	$1,645,653
Cost of goods sold	555,516	420,828

Gross profit	1,208,694	1,224,825

Operating expenses General and administrative	884,109	690,564
Research and development	674,954	630,598
Selling and marketing	1,232,587	664,033

	2,791,650	1,985,195

Operating loss	(1,582,956)	(760,370)

Other income (expense) Interest income	19,507	27,380
Interest expense	(5,982)	(4,809)
Warrant benefit (expense)	327,732	(686,295)
Foreign currency exchange gain (loss)	26,411	(1,199)
Other	4,800	—
	372,468	(664,923)

Loss before income taxes	(1,210,488)	(1,425,293)
Income tax expense	30,751	37,020

Net loss	$(1,241,239)	$(1,462,313)

Basic and diluted loss per common share	$(0.18)	$(0.23)
Weighted average common shares outstanding:
Basic and diluted	6,952,167	6,351,245

See accompanying notes to the condensed interim consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
Three months ended June 30, 2006
(Unaudited)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Loss	Equity

Balance at March 31, 2006	6,937,786	$69,378	$14,831,787	$(11,034,100)	$(460,015)	$3,407,050
Exercise of Stock Options	9,666	96	12,702	—	—	12,798
Employee Retirement Savings Plan Contribution	17,754	178	44,207	—	—	44,385
Share-Based Compensation	—	—	310,602	—	—	310,602
Comprehensive Loss:
Net loss	—	—	—	(1,241,239)	—
Translation adjustment	—	—	—	—	96,589
Additional pension liability	—	—	—	—	(11,403)

Total comprehensive loss	—	—	—	—	—	(1,156,053)

Balance at June 30, 2006	6,965,206	$69,652	$15,199,298	$(12,275,339)	$(374,829)	$2,618,782

See accompanying notes to the condensed interim consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Three Months Ended June 30, 2006 and 2005
(Unaudited)

	Three Months Ended
	June 30,
	2006	2005

Cash flows from operating activities:
Net loss	$(1,241,239)	$(1,462,313)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	78,295	54,319
Gain on disposal of assets	(4,800)	—
Warrant expense (benefit)	(327,732)	686,295
Stock-based consulting expense	11,007	—
Stock-based compensation expense	299,595	—
Deferred income taxes	(21,495)	7,453
Deferred rent	(5,833)	—
Changes in operating assets and liabilities:
Accounts receivable	(178,338)	(37,436)
Inventories	76,937	(222,364)
Other current assets and income tax receivable	59,400	(92,228)
Accounts payable	35,354	11,650
Deferred rent	274,433	—
Accrued liabilities	(207,912)	165,265
Accrued pension liability	27,025	19,613

Net cash used in operating activities	(1,125,303)	(869,746)

Cash flows from investing activities:
Purchase of short-term investments	—	(2,103,402)
Proceeds from sale of short-term investments	1,137,647	87,359
Payments for property, plant and equipment	(371,825)	(129,474)
Proceeds from sale of property, plant and equipment	4,800	—
Payments for intangible assets	—	(266,667)

Net cash provided by (used in) investing activities	770,622	(2,412,184)

Cash flows from financing activities:
Proceeds from financing obligations	210,999
Repayment of long-term obligations	(36,374)	(10,819)
Proceeds from issuance of common stock and warrants	12,798	6,824,069

Net cash provided by financing activities	187,423	6,813,250

Effect of exchange rates on cash and cash equivalents	(1,869)	(81,808)

Net increase (decrease) in cash and cash equivalents	(169,127)	3,449,512
Cash and cash equivalents at beginning of period	1,563,433	1,405,324

Cash and cash equivalents at end of period	$1,394,306	$4,854,836

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$7,081	$5,056
Cash paid during the period for income taxes	23,121	15,281
Supplemental disclosure of non-cash financing and investing activities:
Shares issued for 401(k) plan profit sharing contribution	$44,408	$—
Property, plant and equipment additions funded by lessor allowance and classified as deferred rent	280,000	—

See accompanying notes to the condensed interim consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2006 (Unaudited)

1.	Basis of Presentation

We have prepared our condensed interim consolidated financial statements included in this Form 10-QSB, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted, pursuant to such rules and regulations. The consolidated results of operations for any interim period are not necessarily indicative of results for a full year. These condensed interim consolidated statements should be read in conjunction with the consolidated financial statements and related notes included in our Annual Report on Form 10-KSB for the year ended March 31, 2006.

The condensed interim consolidated financial statements presented herein as of June 30, 2006 and for the three-month periods ended June 30, 2006 and 2005 reflect, in the opinion of management, all material adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods.

We have identified certain accounting policies that we consider particularly important for the portrayal of our results of operations and financial position and which may require the application of a higher level of judgment by our management, and as a result are subject to an inherent level of uncertainty. These are characterized as “critical accounting policies” and address revenue recognition, accounts receivable, inventories, foreign currency translation and transactions, impairment of long-lived assets, share-based compensation and income taxes, each of which is more fully described in our Annual Report on Form 10-KSB for the year ended March 31, 2006. Based upon our review, we have determined that these policies remain our most critical accounting policies for the three-month period ended June 30, 2006, and we have made no changes to these policies during fiscal 2007.

2.	Nature of Business, Sales of Common Stock and Corporate Liquidity

The majority of our products are sold primarily outside of the United States. The 510(k) premarket clearance from the U.S. Food and Drug Administration (FDA) was received in August 2005 for our I-Stoptm Mid-Urethral Sling, a biocompatible, tension-free sling used to treat female urinary incontinence. In October 2005 and July 2006, we received the 510(k) premarket clearances for, respectively, the original and enhanced versions of our Urgent® PC Neurostimulation System, a proprietary, minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. We have established a sales force in the United States to commercialize these products and anticipate increasing our sales and marketing organization. We continue to pursue regulatory approvals to market other products in the United States. The FDA approval process can be costly, lengthy and uncertain.

Our future liquidity and capital requirements will depend on numerous factors, including among other things, the timing and cost of obtaining FDA approval for the Macroplastique premarket approval application (PMA) and expanding the sales, marketing and distribution capabilities in the U.S. market. We will need to raise additional debt or equity financing to continue funding for product development and continued expansion of our sales and marketing activities for beyond fiscal 2007, and ultimately, we will need to achieve profitability and generate positive cash flows from operations. Aside from the recently established credit lines indicated below and proceeds from a private placement (see Note 15), we have no committed resources of, or other arrangements with respect to, additional financing.

In May 2006 we entered into a business loan agreement with Venture Bank. The agreement provides for a credit line of up to $1 million secured by substantially all of our assets. We may borrow up to 50% of the value of the inventory on hand in the U.S. and 75% of the U.S. accounts receivable value; provided however,

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited) — (Continued)

we cannot borrow any amount if our consolidated shareholders’ equity declines below $0.5 million. We may borrow the maximum $1 million only if our consolidated shareholders’ equity is not less than $1 million. For consolidated shareholders’ equity in excess of $0.5 million but less than $1 million, the maximum that we can borrow is $250,000. The bank charges us interest on the loan at the rate of 1 percentage point over the prime rate (8.25% at June 30, 2006) subject to a minimum interest rate of 7% per annum.

 In June 2006, we entered into a $100,000 3-year, term loan agreement with Venture Bank, at an interest rate of 8.25% per annum. In addition, Uroplasty BV, one of our subsidiaries’ entered into an arrangement with Rabobank of The Netherlands for a €200,000 (approximately $258,500) credit line.

 At June 30, 2006, we had no borrowings against any of our credit lines.

3.	Short-term Investments

At March 31, 2006, short-term investments consisted of certificates of deposit that matured in the first quarter of fiscal 2007.

4.	Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value) and consist of the following:

	June 30,	March 31,
	2006	2006

Raw materials	$345,110	$379,685
Work-in-process	67,950	26,183
Finished goods	418,408	453,633
Reserve	(99,805)	(102,439)

	$731,663	$757,062

5.	Intangible Assets

Intangible assets are comprised of patents, trademarks and licensed technology which are amortized on a straight-line basis over their estimated useful lives or contractual terms, whichever is less.

		June 30, 2006
		Gross
	Estimated	Carrying	Accumulated
	Lives Year	Amount	Amortization	Net value

Licensed technology	5	$501,290	$136,028	$365,262
Patents and inventions	6	237,900	218,095	19,805

Totals		$739,190	$354,123	$385,067

		March 31, 2006

Licensed technology	5	$501,290	$111,183	$390,107
Patents and inventions	6	237,900	216,403	21,497

Totals		$739,190	$327,586	$411,604

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited) — (Continued)

Estimated annual amortization for these assets for the fiscal years ended March 31 is as follows:

Remainder of fiscal 2007	$77,000
2008	100,800
2009	100,700
2010	98,400
2011	8,200

$385,100

6.	Comprehensive Loss

Comprehensive loss consists of net loss, translation adjustments and additional pension liability as follows:

	Three Months Ended
	June 30,
	2006	2005

Net loss	$(1,241,239)	$(1,462,313)
Items of other comprehensive income (loss):
Translation adjustment	96,589	(208,159)
Additional pension liability	(11,403)	4,409

Comprehensive loss	$(1,156,053)	$(1,666,063)

7.	Options and Warrants

The following options and warrants outstanding at June 30, 2006 and 2005 to purchase shares of common stock were excluded from diluted loss per common share because of their anti-dilutive effect:

	Number of	Range of Exercise
	Options/Warrants	Prices

For the three months ended:
June 30, 2006	4,038,460	$0.90 to $10.50
June 30, 2005	3,706,338	$0.90 to $10.50

8.	Shareholders’ Equity

Warrants

As a result of the suspension of the exercise of the 706,218 warrants we originally issued in July 2002, we granted a like number of new common stock purchase warrants to the holders of the expired warrants in April 2005. The new warrants are exercisable at $2.00 per share for 90 days after the effective date of a registration statement covering the shares underlying these warrants. As of June 30, 2006, such a registration statement had been filed, however, the Securities and Exchange Commission had not declared it effective. In April 2005, we recognized a liability and a charge to equity of approximately $1.4 million associated with the grant of these new warrants. We determined the fair value of these warrants using the Black-Scholes option-pricing model. We have since reduced the reported liability by approximately $1,062,000 due to the decrease in the fair value of these warrants from their date of issuance through June 30, 2006. We recorded a warrant benefit of $328,000 in the three-months ended June 30, 2006 and a warrant expense of $686,000 in the three-

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited) — (Continued)

months ended June 30, 2005. We will continue to remeasure the value of this liability in relation to its fair value and adjust accordingly until such time as the warrants are exercised or expire.

In connection with our April 2005 private placement, we issued 1,180,928 warrants to purchase shares of common stock and registered the public resale the underlying shares for the security holders. The warrants are exercisable for five years at an exercise price of $4.75.

As part of a consulting agreement with CCRI Corporation, we issued a warrant to purchase 50,000 shares of common stock at a price of $3.00 per share on April 1, 2003, and an additional warrant to purchase 50,000 shares at a price of $5.00 on November 2, 2003. At June 30, 2006, all of these warrants were outstanding and expire five years from the date of issue.

9.	Share-based Compensation

As of June 30, 2006, we had one active plan (2006 Stock and Incentive Plan) for share-based compensation awards. Under the plan, if we have a change in control, all outstanding awards, including those subject to vesting or other performance targets, fully vest immediately. We have reserved 1,200,000 shares of our common stock for stock-based awards under this plan, and as of June 30, 2006, we had granted awards for 38,000 options. We generally grant option awards with an exercise price equal to the market price of our stock at the date of the grant.

On April 1, 2006, we adopted Statement of Financial Accounting Standards No.  123(R), “Share-Based Payment — Revised 2004” (“SFAS No. 123(R)”), using the modified prospective transition method. Prior to the adoption of SFAS No. 123(R), we accounted for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” (the intrinsic value method), and accordingly, recognized no compensation expense for stock option grants.

Under the modified prospective method, we recognize share-based employee compensation cost using the fair-value based method for all new awards granted after April 1, 2006 and to awards outstanding on April 1, 2006 that we subsequently modify, repurchase or cancel. We recognize compensation costs for unvested stock options and awards that are outstanding as of the April 1, 2006 adoption date, over the remaining requisite service period based on the grant-date fair value of those options and awards as previously calculated under the pro-forma disclosures pursuant to Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). We were not required to restate prior periods to reflect the impact of adopting the new standard. We incurred a total of $310,602 in compensation expense in the first quarter of fiscal 2007 as a result of our adoption of SFAS No. 123(R).

As a result of adopting SFAS No. 123(R), for the three months ended June 30, 2006, our loss before taxes, net loss, and basic and diluted loss per share were higher than if we had continued to account for stock-based compensation under APB Opinion No. 25 for our stock option grants (see chart below).

		Proforma Under
	As Reported	APB 25

Loss before taxes	$(1,210,488)	$(1,210,488)
Add back compensation expense	—	310,602

Adjusted loss before taxes	(1,210,488)	(899,886)

Income tax expense	30,751	30,751

Net loss	$(1,241,239)	$(930,637)

Net loss per common share — basic and diluted	$(0.18)	$(0.13)

Proceeds from the exercise of stock options were $12,798 for the three months ended June 30, 2006.

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited) — (Continued)

The following table illustrates the effect on operating results and per share information had the Company accounted for stock-based compensation in accordance with SFAS No. 123(R) for the three months ended June 30, 2005, and reported compensation expense of $433,431. We intend to show similar pro forma information in our future fiscal 2007 reports because we believe this presentation facilitates a quarter-to-quarter understanding of the effect of SFAS No. 123(R) on our fiscal 2007 results.

	Three Months Ended
	June 30,
	2006	2005

Net loss — As reported	$(1,241,239)	$(1,426,313)
Deduct: Total stock-based employee compensation expense determined under fair value-based method	—	(433,431)

Net loss — Pro forma	$(1,241,239)	$(1,895,744)

Net loss per common share — As reported:
Basic and diluted	$(0.18)	$(0.23)
Net loss per common share — Pro forma:
Basic and diluted	$(0.18)	$(0.30)

We determined the fair value of our option awards using the Black-Scholes option pricing model. We used the following weighted-average assumptions to value the options granted during the first quarter of fiscal 2007:

Expected life in years	8.97
Risk-free interest rate	5.06%
Expected volatility	100.26%
Expected dividend yield	0
Weighted-average fair value	2.177

The expected life selected for options granted during the quarter represents the period of time that we expect our options to be outstanding based on historical data of option holder exercise and termination behavior for similar grants. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury rate over the expected life at the time of grant. Expected volatilities are based upon historical volatility of our stock.

As of June 30, 2006, we had approximately $644,461 of unrecognized compensation cost related to share-based payments that we expect to recognize over a weighted-average period of 1.75 years.

The following table summarizes activity related to our stock options during the three months ended June 30, 2006:

			Weighted Avg
		Weighted Avg	Remaining
	Number of Shares	Exercise Price	Contract Life

Options outstanding at beginning of period	1,888,327	$3.80	4.48
Options granted	358,000	2.51	8.86
Options exercised	(9,666)	1.32	—
Options surrendered	(22,267)	5.13	—

Options outstanding at end of period	2,214,394	$3.59	5.27
Options exercisable at end of period	1,820,310	$3.86	4.97

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited) — (Continued)

10.	Savings and Retirement Plans

We sponsor various plans for eligible employees in the United States, the United Kingdom (UK), and The Netherlands. Our retirement savings plan in the United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. We may also make discretionary contributions ratably to all eligible employees. We made no discretionary contributions in association with these plans in the United States for the quarters ended June 30, 2006 and 2005, respectively.

Our international subsidiaries have defined benefit retirement plans for eligible employees. These plans provide benefits based on each employee’s years of service and compensation during the years immediately preceding retirement, termination, disability, or death, as defined in the plans. We invest pension plan assets in insurance contracts. We closed the defined benefit plan in The Netherlands for new employees effective April 2005. As of that date, our Dutch subsidiary established a defined contribution plan. We froze our UK subsidiary’s defined benefit plan on December 31, 2004. On March 10, 2005, our UK subsidiary established a defined contribution plan.

The cost for our defined benefit retirement plans in The Netherlands and the United Kingdom includes the following components for the periods ended June 30, 2006 and 2005:

	Three Months Ended
	June 30,
	2006	2005

Gross service cost	$50,542	$44,861
Interest cost	30,413	25,835
Expected return on assets	(17,444)	(14,911)
Amortization	10,431	7,267

Net periodic retirement cost	$73,942	$63,052

Major assumptions used in the above calculations include:

	Three Months Ended
	June 30,
	2006	2005

Discount rate	4.25-5.50%	4.50-5.25%
Expected return on assets	4.00-5.00%	4.00-5.00%
Expected rate of increase in future compensation: compensation
General	3%	3%
Individual	0%-3%	0%-3%

11.	Foreign Currency Translation

We translate all assets and liabilities using period-end exchange rates. We translate statements of operations items using average exchange rates for the period. We record the resulting translation adjustment within accumulated other comprehensive loss, a separate component of shareholders’ equity. We recognize foreign currency transaction gains and losses in our consolidated statements of operations, including unrealized gains and losses on short-term intercompany obligations using period-end exchange rates. We recognize unrealized gains and losses on long-term intercompany obligations within accumulated other comprehensive loss, a separate component of shareholders’ equity.

We recognize exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of our

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited) — (Continued)

subsidiaries), as well as their effect on the dollar denominated intercompany obligations between us and our foreign subsidiaries. All intercompany balances are revolving in nature and we do not deem them to be long-term balances. For the three months ended June 30, 2006 and 2005, we recognized foreign currency gain (loss) of $26,411 and $(1,199), respectively.

12.	Income Tax Expense

During the quarters ended June 30, 2006 and 2005, our Dutch subsidiaries recorded income tax expense of $30,751 and $37,020, respectively. We cannot use our U.S. net operating loss carry forwards to offset taxable income in foreign jurisdictions.

13.	Business Segment and Geographic Information

We sell proprietary products for the treatment of voiding dysfunctions. Our current primary product is Macroplastique®, a soft tissue bulking material used for the treatment of urinary incontinence and vesicoureteral reflux. In addition, we market soft tissue bulking material for additional indications, including the treatment of vocal cord rehabilitation, fecal incontinence and soft tissue dermal augmentation. At this time, all sales for the tissue bulking agent products are outside the United States. The Macroplastique product line accounted for 59% and 70%, respectively, of total net sales for the three-months ended June 30, 2006 and 2005, respectively.

The 510(k) premarket clearance from U.S. Food and Drug Administration (FDA) for the I-STOPtm polypropylene, tension-free, mid-urethral sling for the treatment of female urinary incontinence was received in August 2005. We have exclusive distribution rights for this product in the United States and the United Kingdom. In October 2005, we received U.S. FDA 510(k) premarket clearance for our Urgent® PC Neuromodulation System, a minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. We started selling the Urgent PC device in November 2005 in the United States and in December 2005 in Europe and Canada. The Urgent PC is also indicated for the treatment of fecal incontinence outside the United States. In July 2006, we received U.S. FDA 510(k) premarket clearance for our enhanced version of the Urgent PC. In addition, we are a distributor of specialized wound care products in The Netherlands and United Kingdom.

Based upon the above, we operate in only one reportable segment consisting of medical products primarily for the urology market.

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited) — (Continued)

Information regarding operations in different geographies for the three months ended June 30, 2006 and 2005 is as follows:

				Adjustments
	United	The	United	and
	States	Netherlands	Kingdom	Eliminations	Consolidated

Fiscal 2007
Sales, three months ended June 30, 2006	$298,300	$1,163,129	$529,437	$(226,656)	$1,764,210
Income tax expense, three months ended June 30, 2006	—	30,751	—	—	30,751
Net income (loss), three months ended June 30, 2006	(1,347,945)	107,927	(57,675)	56,454	(1,241,239)
Long-lived assets at June 30, 2006	1,079,198	747,365	4,282	—	1,830,845
Fiscal 2006
Sales, three months ended June 30, 2005	$140,821	$1,337,601	$457,770	$(290,539)	$1,645,653
Income tax expense, three months ended June 30, 2005	—	37,020	—	—	37,020
Net income (loss), three months ended June 30, 2005	(1,656,475)	(12,104)	44,414	161,852	(1,462,313)
Long-lived assets at June 30, 2005	619,125	741,071	7,398	—	1,367,594

14.	Recently Issued Accounting Standards

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation provides that the tax effects from an uncertain tax position can be recognized in our financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of fiscal 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact, if any, of adopting FIN 48 on our consolidated financial statements.

15.	Subsequent Event

In August 2006, we entered into a securities purchase agreement with certain investors pursuant to which we sold 1.4 million shares of our common stock for $1.50 per share, together with warrants to purchase 695,000 shares of our common stock, for an aggregate proceeds of $2.1 million. After offset for our estimated costs of $183,000, we received net proceeds of $1.9 million. The warrants are exercisable for 5 years (but commencing 181 days after closing) at an exercise price of $2.50 per share.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person’s official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person’s official capacity for other affiliated organizations. Our Bylaws provide that we shall indemnify officers and directors to the extent permitted by Section 302A.521.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by us in connection with the registration of the common stock hereunder. All amounts are estimated, except for the SEC registration fee.

Item	Amount

SEC registration fee	$1,348
Accountants’ fees and expenses	*
Legal fees and expenses	*
Printing expenses	*
NASD and AMEX fees	*
Blue sky fees and expenses	*
Transfer Agent and Registrar fees and expenses	*
Miscellaneous	*

Total	*

*	To be completed by amendment

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of our securities sold within the past three years without registration under the Securities Act:

(1) In August 2006, we issued and sold an aggregate of 1,389,999 shares of common stock, as well as five-year warrants exercisable at $2.50 per share to purchase 764,500 shares of common stock, for an aggregate consideration of approximately $2.1 million. The securities were sold pursuant to a securities purchase agreement dated August 7, 2006.

(2) In April 2005, we granted new warrants to purchase a total of 706,218 shares of common stock to holders of unexercised warrants that expired in July 2004. The new warrants are exercisable at $2.00 per share.

(3) In April 2005, we issued and sold an aggregate of 2,147,142 shares of common stock, as well as five-year warrants exercisable at $4.75 per share to purchase 1,180,928 shares of common stock, for an aggregate consideration of approximately $7.5 million. The securities were sold pursuant to a securities purchase agreement dated April 21, 2005.

There were no underwriters employed in connection with any of the transactions set forth in this Item 26. With respect to items (1) and (3), each of the stock issuances was deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act. The recipients of securities represented that they were accredited investors and that their intentions were to acquire the securities for investment only and not with a view to or for distributing or reselling such securities, and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access to such information. The sales of these securities were made without general solicitation or advertising.

With respect to item (2), the grant of the new warrants did not involve a “sale” because we issued the new warrants at no charge and received no form of consideration from holders of the unexercised, expired warrants in exchange for the new warrants.

ITEM 27.  EXHIBITS

Number	Description

1.1	Form of Agency Agreement
2.1	First Amended Joint Plan of Reorganization (Modified) dated January 31, 1994 (Incorporated by reference to Exhibit 8.2 to Registrant’s Registration Statement on Form 10SB)
3.1	Restated Articles of Incorporation of Uroplasty, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant’s Registration Statement on Form 10SB)
3.2	Bylaws of Uroplasty, Inc. (Incorporated by reference to Exhibit 2.2 to Registrant’s Registration Statement on Form 10SB)
3.3	Amendment to Restated Articles of Incorporation of Uroplasty, Inc. (Incorporated by reference to Exhibit 3.3 to Registrant’s Form 8-K dated October 24, 2006)
4.1	Form of Stock Certificate representing shares of our Common Stock (Incorporated by reference to Exhibit 3.1 to Registrant’s Registration Statement on Form 10SB)
4.2	Form of Warrant (Incorporated by reference to Exhibit 4.2 to Registrant’s Registration Statement on Form SB-2, Registration No. 333-128313)
4	.3*	Form of Selling Agent’s Warrant
5**	Legal Opinion of Messerli & Kramer P.A.
10.1	Settlement Agreement and Release dated November 30, 1993 by and between Bioplasty, Inc., Bio-Manufacturing, Inc., Uroplasty, Inc., Arthur A. Beisang, Arthur A. Beisang III, MD and Robert A. Ersek, MD (Incorporated by reference to Exhibit 6.1 to Registrant’s Registration Statement on Form 10SB)
10.2	Purchase and Sale Agreement dated December 1, 1995 by and among Bio-Vascular, Inc., Bioplasty, Inc., and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.2 to Registrant’s Registration Statement on Form 10SB)
10.3	License Agreement dated December 1, 1995 by and between Bio-Vascular, Inc. and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.3 to Registrant’s Registration Statement on Form 10SB)
10.4	Lease Agreement dated January 10, 1995 between Summer Business Center Partnership and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.4 to Registrant’s Registration Statement on Form 10SB)
10.5	Unsecured $640,000 Promissory Note dated March 30, 1994 by and between Bioplasty, Inc., Uroplasty, Inc. and Bioplasty Product Claimants’ Trust (Incorporated by reference to Exhibit 6.5 to Registrant’s Registration Statement on Form 10SB)
10.6	Agreement and Satisfaction dated January 30, 1995 by and between Bioplasty Product Claimants’ Trust and Bioplasty, Inc. (Incorporated by reference to Exhibit 6.6 to Registrant’s Registration Statement on Form 10SB)
10.7	Asset Sale and Satisfaction of Debt Agreement dated June 23, 1995 by and between Bioplasty, Inc. and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.7 to Registrant’s Registration Statement on Form 10SB)

Number	Description

10.8	Executory Contract Assumption Stipulation dated December 28, 1993 by and between Bioplasty, Inc., Uroplasty, Inc., and Collagen Corporation (Incorporated by reference to Exhibit 6.8 to Registrant’s Registration Statement on Form 10SB)
10.9	Settlement and License Agreement dated July 23, 1992 by and between Collagen Corporation, Bioplasty, Inc., and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.9 to Registrant’s Registration Statement on Form 10SB)
10.10	Employment Agreement between Uroplasty, Inc. and Susan Holman dated December 7, 1999. (Incorporated by reference to Exhibit 10.13 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)
10.11	Employment Agreement between Uroplasty, Inc. and Larry Heinemann dated December 7, 1999. (Incorporated by reference to Exhibit 10.14 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)
10.12	Agreement, dated October 14, 1998, by and between Uroplasty, Inc. and Samir M. Henalla (pertaining to Macroplastique Implantation System). (Incorporated by reference to Exhibit 10.15 to Registrant’s Form 10-KSB/A for the year ended 03-31-2001)
10.13	Employment Agreement between Uroplasty, Inc. and Mr. Marc Herregraven dated November 15, 2002. (Incorporated by reference to Exhibit 10.15 to Registrant’s Form 10-KSB for the year ended 03-31-2003)
10.14	Consulting Agreement between Uroplasty, Inc. and CCRI Corporation dated April 1, 2003. (Incorporated by reference to Exhibit 10.18 to Registrant’s Form 10-KSB for the year ended 03-31-2003)
10.15	Form of Manufacturing and Distribution Agreement with CL Medical SAS (Incorporated by reference to Exhibit 10.19 to Registrant’s Form 10-QSB for the period ended September 30, 2004)
10.16	Employment Agreement between Uroplasty, Inc. and Sam B. Humphries dated January 1, 2005 (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-QSB for the period ended December 31, 2004)
10.17	Employment and Consulting Agreement between Uroplasty, Inc. and Daniel G. Holman dated January 1, 2005 (Incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-QSB for the period ended December 31, 2004)
10.18	Exclusive Manufacturing and Distribution Agreement, dated as of April 18, 2005, by and between Uroplasty, Inc. and CystoMedix, Inc. (Incorporated by reference to Exhibit 10.19 to Registrant’s Form 8-K dated April 18, 2005.)
10.19	Form of Securities Purchase Agreement dated as of April 21, 2005, by and among Uroplasty, Inc., and the investors identified on the signature pages thereto (Incorporated by reference to Exhibit 10.20 to Registrant’s Form 8-K dated April 21, 2005)
10.20	Form of Warrant (Incorporated by reference to Exhibit 10.21 to Registrant’s Form 8-K dated April 21, 2005)
10.21	Form of Registration Rights Agreement dated as of April 21, 2005, by and among Uroplasty, Inc., and the investors named therein (Incorporated by reference to Exhibit 10.22 to Registrant’s From 8-K dated April 21, 2005)
10.22	Business Loan Agreement and related Promissory Note dated March 24, 2005 with Venture Bank (Incorporated by reference to Exhibit 10.26 to Registrant’s Form 10-KSB for the year ended March 31, 2005)
10.23	Employment Agreement between Uroplasty, Inc. and Mahedi A. Jiwani dated November 14, 2005 (Incorporated by reference to Exhibit 10.24 to Registrant’s Form 10-QSB for the period ended September 30, 2005)
10.24	Lease Agreement between Uroplasty, Inc. and Liberty Property Limited Partnership dated January 20, 2006 (Incorporated by reference to Exhibit 10.25 to Registrant’s Form 8-K dated January 24, 2006)
10.25	Form of Distribution Agreement between Uroplasty, Inc. and CL Medical SARL, dated February 15, 2006 (Incorporated by reference to Exhibit 10.26 to Registrant’s Form SB-2/A dated February 21, 2006)
10.26	Letter Agreement between Daniel G. Holman and Uroplasty, Inc., amending terms of Employment Agreement dated January 1, 2005 (Incorporated by reference to Exhibit 10.27 to Registrant’s Form 8-K dated March 27, 2006)
10.27	Letter Agreement between Sam B. Humphries and Uroplasty, Inc., dated April 26, 2006 (Incorporated by reference to Exhibit 10.28 to Registrant’s Amendment No. 1 to Form SB-2 dated April 27, 2006)

Number		Description

10.28		Letter Agreement between Uroplasty, Inc. and Daniel G. Holman dated April 26, 2006 (Incorporated by reference to Exhibit 10.29 to Registrant’s Amendment No. 1 to Form SB-2 dated April 27, 2006)
10.29		Employment Agreement between Uroplasty, Inc. and David B. Kaysen dated May 17, 2006 (Incorporated by reference to Exhibit 10.30 to Registrant’s Form 10-KSB for the fiscal year ended March 31, 2006)
10.30		Business Loan Agreement and related Promissory Note dated May 31, 2006 with Venture Bank (Incorporated by reference to Exhibit 10.31to Registrant’s Form 10-KSB for the fiscal year ended March 31, 2006)
10.31		Form of Securities Purchase Agreement dated as of August 7, 2006, by and among Uroplasty, Inc., and the investors identified on the signature pages thereto (Incorporated by reference to Exhibit 10.32 to Registrant’s Form 8-K dated August 8, 2006)
10.32		Form of Registration Rights Agreement dated as of August 7, 2006, by and among Uroplasty, Inc., and the investors named therein (Incorporated by reference to Exhibit 10.34 to Registrant’s From 8-K dated August 8, 2006)
10.33		Form of Warrant dated August 7, 2006 (Incorporated by reference to Exhibit 10.33 to Registrant’s Form 8-K dated August 8, 2006)
10	.34*	Letter Agreement dated October 26, 2006 between Uroplasty, Inc. and Venture Bank
21.1		List of Subsidiaries (Incorporated by reference to Exhibit 21 to Registrant’s Form 10-KSB for the year ended March 31, 2005)
23	.1*	Consent of McGladrey & Pullen, LLP
23	.3**	Consent of Messerli & Kramer P.A. (included in Exhibit 5)
24	.1*	Power of Attorney (included on signature page)

*	Filed herewith

**	To be filed by amendment

ITEM 28.  UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective Registration Statement; and

(iii) to include any additional or changed material information with respect to the plan of distribution.

(2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned small business issuer under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities, provided by or on behalf of the undersigned small business issuer; and

(iv) any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(5) For purposes of determining any liability under the Securities Act of 1933,

(i) treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1)or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(ii) treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on October 27, 2006.

UROPLASTY, INC.

By:	/s/ DAVID B. KAYSEN
David B. Kaysen
President and Chief Executive Officer

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, each of the undersigned officers of Uroplasty, Inc. hereby severally constitutes each of David B. Kaysen and Mahedi A. Jiwani with full power of substitution, his or her true and lawful attorney with full power to him, to sign for the undersigned and in his or her name in the capacity indicated below, the registration statement filed herewith and any and all amendments to said registration statement (including amendments pursuant to Rule 462 and post-effective amendments), and generally to do all such things in his or her name and in his or her capacity as an officer or director to enable Uroplasty, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming his or her signature as it may be signed by his or her attorney, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title/Capacity	Date

/s/ DAVID B. KAYSEN David B. Kaysen	President, Chief Executive Officer and Director (Principal Executive Officer)	October 27, 2006

/s/ MAHEDI A. JIWANI Mahedi A. Jiwani	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	October 27, 2006

/s/ R. PATRICK MAXWELL R. Patrick Maxwell	Chairman of the Board of Directors	October 27, 2006

/s/ THOMAS E. JAMISON Thomas E. Jamison	Director	October 27, 2006

/s/ LEE A. JONES Lee A. Jones	Director	October 27, 2006

/s/ JAMES P. STAUNER James P. Stauner	Director	October 27, 2006

/s/ SVEN A. WEHRWEIN Sven A. Wehrwein	Director	October 27, 2006

EXHIBIT INDEX

Number	Description

1.1	Form of Agency Agreement
2.1	First Amended Joint Plan of Reorganization (Modified) dated January 31, 1994 (Incorporated by reference to Exhibit 8.2 to Registrant’s Registration Statement on Form 10SB)
3.1	Restated Articles of Incorporation of Uroplasty, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant’s Registration Statement on Form 10SB)
3.2	Bylaws of Uroplasty, Inc. (Incorporated by reference to Exhibit 2.2 to Registrant’s Registration Statement on Form 10SB)
3.3	Amendment to Restated Articles of Incorporation of Uroplasty, Inc. (Incorporated by reference to Exhibit 3.3 to Registrant’s Form 8-K dated October 24, 2006)
4.1	Form of Stock Certificate representing shares of our Common Stock (Incorporated by reference to Exhibit 3.1 to Registrant’s Registration Statement on Form 10SB)
4.2	Form of Warrant (Incorporated by reference to Exhibit 4.2 to Registrant’s Registration Statement on Form SB-2, Registration No. 333-128313)
4	.3*	Form of Selling Agent’s Warrant
5**	Legal Opinion of Messerli & Kramer P.A.
10.1	Settlement Agreement and Release dated November 30, 1993 by and between Bioplasty, Inc., Bio-Manufacturing, Inc., Uroplasty, Inc., Arthur A. Beisang, Arthur A. Beisang III, MD and Robert A. Ersek, MD (Incorporated by reference to Exhibit 6.1 to Registrant’s Registration Statement on Form 10SB)
10.2	Purchase and Sale Agreement dated December 1, 1995 by and among Bio-Vascular, Inc., Bioplasty, Inc., and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.2 to Registrant’s Registration Statement on Form 10SB)
10.3	License Agreement dated December 1, 1995 by and between Bio-Vascular, Inc. and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.3 to Registrant’s Registration Statement on Form 10SB)
10.4	Lease Agreement dated January 10, 1995 between Summer Business Center Partnership and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.4 to Registrant’s Registration Statement on Form 10SB)
10.5	Unsecured $640,000 Promissory Note dated March 30, 1994 by and between Bioplasty, Inc., Uroplasty, Inc. and Bioplasty Product Claimants’ Trust (Incorporated by reference to Exhibit 6.5 to Registrant’s Registration Statement on Form 10SB)
10.6	Agreement and Satisfaction dated January 30, 1995 by and between Bioplasty Product Claimants’ Trust and Bioplasty, Inc. (Incorporated by reference to Exhibit 6.6 to Registrant’s Registration Statement on Form 10SB)
10.7	Asset Sale and Satisfaction of Debt Agreement dated June 23, 1995 by and between Bioplasty, Inc. and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.7 to Registrant’s Registration Statement on Form 10SB)
10.8	Executory Contract Assumption Stipulation dated December 28, 1993 by and between Bioplasty, Inc., Uroplasty, Inc., and Collagen Corporation (Incorporated by reference to Exhibit 6.8 to Registrant’s Registration Statement on Form 10SB)
10.9	Settlement and License Agreement dated July 23, 1992 by and between Collagen Corporation, Bioplasty, Inc., and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.9 to Registrant’s Registration Statement on Form
10SB)
10.10	Employment Agreement between Uroplasty, Inc. and Susan Holman dated December 7, 1999. (Incorporated by reference to Exhibit 10.13 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)
10.11	Employment Agreement between Uroplasty, Inc. and Larry Heinemann dated December 7, 1999. (Incorporated by reference to Exhibit 10.14 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)
10.12	Agreement, dated October 14, 1998, by and between Uroplasty, Inc. and Samir M. Henalla (pertaining to Macroplastique Implantation System). (Incorporated by reference to Exhibit 10.15 to Registrant’s Form 10-KSB/A for the year ended 03-31-2001)

Number	Description

10.13	Employment Agreement between Uroplasty, Inc. and Mr. Marc Herregraven dated November 15, 2002. (Incorporated by reference to Exhibit 10.15 to Registrant’s Form 10-KSB for the year ended 03-31-2003)
10.14	Consulting Agreement between Uroplasty, Inc. and CCRI Corporation dated April 1, 2003. (Incorporated by reference to Exhibit 10.18 to Registrant’s Form 10-KSB for the year ended 03-31-2003)
10.15	Form of Manufacturing and Distribution Agreement with CL Medical SAS (Incorporated by reference to Exhibit 10.19 to Registrant’s Form 10-QSB for the period ended September 30, 2004)
10.16	Employment Agreement between Uroplasty, Inc. and Sam B. Humphries dated January 1, 2005 (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-QSB for the period ended December 31, 2004)
10.17	Employment and Consulting Agreement between Uroplasty, Inc. and Daniel G. Holman dated January 1, 2005 (Incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-QSB for the period ended December 31, 2004)
10.18	Exclusive Manufacturing and Distribution Agreement, dated as of April 18, 2005, by and between Uroplasty, Inc. and CystoMedix, Inc. (Incorporated by reference to Exhibit 10.19 to Registrant’s Form 8-K dated April 18, 2005.)
10.19	Form of Securities Purchase Agreement dated as of April 21, 2005, by and among Uroplasty, Inc., and the investors identified on the signature pages thereto (Incorporated by reference to Exhibit 10.20 to Registrant’s Form 8-K dated April 21, 2005)
10.20	Form of Warrant (Incorporated by reference to Exhibit 10.21 to Registrant’s Form 8-K dated April 21, 2005)
10.21	Form of Registration Rights Agreement dated as of April 21, 2005, by and among Uroplasty, Inc., and the investors named therein (Incorporated by reference to Exhibit 10.22 to Registrant’s From 8-K dated April 21, 2005)
10.22	Business Loan Agreement and related Promissory Note dated March 24, 2005 with Venture Bank (Incorporated by reference to Exhibit 10.26 to Registrant’s Form 10-KSB for the year ended March 31, 2005)
10.23	Employment Agreement between Uroplasty, Inc. and Mahedi A. Jiwani dated November 14, 2005 (Incorporated by reference to Exhibit 10.24 to Registrant’s Form 10-QSB for the period ended September 30, 2005)
10.24	Lease Agreement between Uroplasty, Inc. and Liberty Property Limited Partnership dated January 20, 2006 (Incorporated by reference to Exhibit 10.25 to Registrant’s Form 8-K dated January 24, 2006)
10.25	Form of Distribution Agreement between Uroplasty, Inc. and CL Medical SARL, dated February 15, 2006 (Incorporated by reference to Exhibit 10.26 to Registrant’s Form SB-2/A dated February 21, 2006)
10.26	Letter Agreement between Daniel G. Holman and Uroplasty, Inc., amending terms of Employment Agreement dated January 1, 2005 (Incorporated by reference to Exhibit 10.27 to Registrant’s Form 8-K dated March 27, 2006)
10.27	Letter Agreement between Sam B. Humphries and Uroplasty, Inc., dated April 26, 2006 (Incorporated by reference to Exhibit 10.28 to Registrant’s Amendment No. 1 to Form SB-2 dated April 27, 2006)
10.28	Letter Agreement between Uroplasty, Inc. and Daniel G. Holman dated April 26, 2006 (Incorporated by reference to Exhibit 10.29 to Registrant’s Amendment No. 1 to Form SB-2 dated April 27, 2006)
10.29	Employment Agreement between Uroplasty, Inc. and David B. Kaysen dated May 17, 2006 (Incorporated by reference to Exhibit 10.30 to Registrant’s Form 10-KSB for the fiscal year ended March 31, 2006)
10.30	Business Loan Agreement and related Promissory Note dated May 31, 2006 with Venture Bank (Incorporated by reference to Exhibit 10.31to Registrant’s Form 10-KSB for the fiscal year ended March 31, 2006)
10.31	Form of Securities Purchase Agreement dated as of August 7, 2006, by and among Uroplasty, Inc., and the investors identified on the signature pages thereto (Incorporated by reference to Exhibit 10.32 to Registrant’s Form 8-K dated August 8, 2006)
10.32	Form of Registration Rights Agreement dated as of August 7, 2006, by and among Uroplasty, Inc., and the investors named therein (Incorporated by reference to Exhibit 10.34 to Registrant’s From 8-K dated August 8, 2006)

Number		Description

10.33		Form of Warrant dated August 7, 2006 (Incorporated by reference to Exhibit 10.33 to Registrant’s Form 8-K dated August 8, 2006)
10	.34*	Letter Agreement dated October 26, 2006 between Uroplasty, Inc. and Venture Bank
21.1		List of Subsidiaries (Incorporated by reference to Exhibit 21 to Registrant’s Form 10-KSB for the year ended March 31, 2005)
23	.1*	Consent of McGladrey & Pullen, LLP
23	.3**	Consent of Messerli & Kramer P.A. (included in Exhibit 5)
24	.1*	Power of Attorney (included on signature page)

*	Filed herewith

**	To be filed by amendment